Exhibit 99.1

Live audio Web broadcast of the Bank’s analysts’ conference call. See page 81 for details.

Quarterly Report
to Shareholders

Scotiabank reports first quarter results

TORONTO, February
 28, 2023 –
Scotiabank reported first quarter net income of $1,772 million compared to $2,740 million in the same period last year. Diluted earnings per share (EPS) were $1.36, compared to $2.14 in the same period a year ago.

Adjusted net income
(1)
for the first quarter was $2,366 million and EPS was $1.85, down from $2.15 last year. Adjusted return on equity was 13.4% compared to 15.9% a year ago.

“I am honoured and privileged to have this opportunity to work with our 90,000 Scotiabankers across our footprint as we look to deliver for every future together for our customers, employees, shareholders and communities,” said Scott Thomson, President and CEO of Scotiabank. “The Bank’s performance in the first quarter of 2023 reflects both the merits of a diversified platform, and also the continued relative pressure on our profitability given our funding profile. As we look ahead, our efforts on culture, capital allocation discipline and operational excellence will drive a renewed strategic agenda focused on delivering value for our stakeholders.”

Canadian Banking delivered adjusted earnings
(1)
of $1,088 million this quarter benefitting from margin expansion, and strong asset and deposit growth, specifically in business lending and personal deposits. Results were negatively impacted by higher provision for credit losses and higher expenses.

International Banking generated adjusted earnings
(1)
of $661 million, up 20% driven by higher net interest income as loans grew 19% and strong non-interest revenues. This combined with continued expense management and lower income taxes more than offset higher provision for credit losses.

Global Wealth Management adjusted earnings
(1)
were $392 million, down 6%. Challenging market conditions drove declines in assets under management, impacting fee income, partly offset by strong growth in the advisory business. Operating leverage remained positive as prudent expense management offset the lower revenue trends.

Global Banking and Markets delivered another strong quarter, with earnings of $519 million. Net interest income grew a strong 22% benefitting from a 33% growth in loans. Strong performance from the Capital Markets business was offset by lower advisory revenues.

The Bank remained well capitalized with a Common Equity Tier 1 capital ratio
(2)
unchanged at 11.5%, despite the impact of the Canada Recovery Dividend. With a continued focus on prudent capital management the Bank’s CET1 ratio is expected to continue to strengthen over the year.

(1)
      Refer to
Non-GAAP
Measures section on page 4.
(2)
     This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

Enhanced Disclosure Task Force (EDTF) Recommendations
Below is the index of EDTF recommendations to facilitate easy reference in the Bank’s public disclosure documents available on www.scotiabank.com/investorrelations.

Reference Table for EDTF
			Q1 2023		2022 Annual Report
Type of risk	Number	Disclosure	Quarterly Report	Supplementary Regulatory Capital Disclosures	MD&A	Financial Statements
General	1	The index of risks to which the business is exposed.			14
	2	The Bank’s risk to terminology, measures and key parameters.			74-78
	3	Top and emerging risks, and the changes during the reporting period.			80-81, 85-91
	4	Discussion on the regulatory development and plans to meet new regulatory ratios.	40, 44-48		54-57, 99-102, 114-116
Risk governance, risk management and business model	5	The Bank’s Risk Governance structure.			72-74
	6	Description of risk culture and procedures applied to support the culture.			74-78
	7	Description of key risks from the Bank’s business model.			79
	8	Stress testing use within the Bank’s risk governance and capital management.			75-76
Capital Adequacy and risk-weighted assets	9	Pillar 1 capital requirements, and the impact for global systemically important banks.	44-45	3	54-57	206
	10	a) Regulatory capital components.	44-45, 72	18-21	58
		b) Reconciliation of the accounting balance sheet to the regulatory balance sheet.		15-16
	11	Flow statement of the movements in regulatory capital since the previous reporting period, including changes in common equity tier 1, additional tier 1 and tier 2 capital.	44-45	70	59-60
	12	Discussion of targeted level of capital, and the plans on how to establish this.			54-57
	13	Analysis of risk-weighted assets by risk type, business, and market risk RWAs.		5, 34, 36-47, 55-57, 61, 73, 79	63-67, 79, 123	176, 229
	14	Analysis of the capital requirements for each Basel asset class.		13-14, 34-48, 54-57, 61, 66-69	63-67	176, 223-229
	15	Tabulate credit risk in the Banking Book.	75	13-14, 34-48, 66-69	63-67	224
	16	Flow statements reconciling the movements in risk-weighted assets for each risk-weighted asset type.		49, 60, 72	63-67
	17	Discussion of Basel III Back-testing requirement including credit risk model performance and validation.		77	64-66
Liquidity Funding	18	Analysis of the Bank’s liquid assets.	35-38		97-102
	19	Encumbered and unencumbered assets analyzed by balance sheet category.	35-38		99
	20	Consolidated total assets, liabilities and off-balance sheet commitments analyzed by remaining contractual maturity at the balance sheet date.	42-43		103-105
	21	Analysis of the Bank’s sources of funding and a description of the Bank’s funding strategy.	40-41		102-103
Market Risk	22	Linkage of market risk measures for trading and non-trading portfolios and the balance sheet.	34-35		96
	23	Discussion of significant trading and non-trading market risk factors.	76		92-97	228-229
	24	Discussion of changes in period on period VaR results as well as VaR assumptions, limitations, backtesting and validation.	33, 76		92-97	228-229
	25	Other risk management techniques e.g. stress tests, stressed VaR, tail risk and market liquidity horizon.			92-97	229
Credit Risk	26	Analysis of the aggregate credit risk exposures, including details of both personal and wholesale lending.		5, 34, 36-47, 55-57	85-91, 117-123	186-187, 225-227
	27	Discussion of the policies for identifying impaired loans, defining impairments and renegotiated loans, and explaining loan forbearance policies.				155-157, 187
	28	Reconciliations of the opening and closing balances of impaired loans and impairment allowances during the year.	62	31, 32	88, 117-118, 120, 121	187
	29	Analysis of counterparty credit risk that arises from derivative transactions.	46, 75	78	83-84	174-177
	30	Discussion of credit risk mitigation, including collateral held for all sources of credit risk.	75		83-84, 89
Other risks	31	Quantified measures of the management of operational risk.			67, 106
	32	Discussion of publicly known risk items.	46		71

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

MANAGEMENT’S DISCUSSION & ANALYSIS
The Management’s Discussion and Analysis (MD&A) is provided to enable readers to assess the Bank’s financial condition and results of operations as at and for the period ended January 31, 2023. The MD&A should be read in conjunction with the Bank’s unaudited Condensed Interim Consolidated Financial Statements included in this Report to Shareholders, and the Bank’s 2022 Annual Report. This MD&A is dated February 28, 2023.
Additional information relating to the Bank, including the Bank’s 2022 Annual Report, is available on the Bank’s website at www.scotiabank.com. As well, the Bank’s 2022 Annual Report and Annual Information Form are available on SEDAR at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Contents

Management’s Discussion and Analysis

4	Non-GAAP Measures

12	Financial Highlights

13	Overview of Performance

15	Group Financial Performance

17	Business Segment Review

27	Geographic Highlights

28	Quarterly Financial Highlights

29	Financial Position

29	Risk Management

44	Capital Management

46	Financial Instruments

46	Off-Balance Sheet Arrangements

47	Regulatory Developments

48	Accounting Policies and Controls

49	Share Data

50	Glossary
Forward-looking Statements
From time to time, our public communications include oral or written forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission (“SEC”), or in other communications. In addition, representatives of the Bank may include forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may include, but are not limited to, statements made in this document, the Management’s Discussion and Analysis in the Bank’s 2022 Annual Report under the headings “Outlook” and in other statements regarding the Bank’s objectives, strategies to achieve those objectives, the regulatory environment in which the Bank operates, anticipated financial results, and the outlook for the Bank’s businesses and for the Canadian, U.S. and global economies. Such statements are typically identified by words or phrases such as “believe,” “expect,” “foresee,” “forecast,” “anticipate,” “intend,” “estimate,” “plan,” “goal,” “target,” “project,” “commit,” “objective,” and similar expressions of future or conditional verbs, such as “will,” “may,” “should,” “would,” “might,” “can” and “could” and positive and negative variations thereof.
By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved.
We caution readers not to place undue reliance on these statements as a number of risk factors, many of which are beyond our control and effects of which can be difficult to predict, could cause our actual results to differ materially from the expectations, targets, estimates or intentions expressed in such forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank and its affiliates; changes in monetary, fiscal, or economic policy and tax legislation and interpretation; changes in laws and regulations or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; changes to our credit ratings; the possible effects on our business of war or terrorist actions and unforeseen consequences arising from such actions; operational and infrastructure risks; reputational risks; the accuracy and completeness of information the Bank receives on customers and counterparties; the timely development and introduction of new products and services, and the extent to which products or services previously sold by the Bank require the Bank to incur liabilities or absorb losses not contemplated at their origination; our ability to execute our strategic plans, including the successful completion of acquisitions and dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; global capital markets activity; the Bank’s ability to attract, develop and retain key executives; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access, or other voice or data communications systems or services; increased competition in the geographic and business areas in which we operate, including through internet and mobile banking and non-traditional
competitors; exposure related to significant litigation and regulatory matters; climate change and other environmental and social risks, including sustainability that may arise, including from the Bank’s business activities; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; inflationary pressures; Canadian housing and household indebtedness; the emergence of widespread health emergencies or pandemics, including the magnitude and duration of the
COVID-19
pandemic and its impact on the global economy, financial market conditions and the Bank’s business, results of operations, financial condition and prospects; and the Bank’s anticipation of and success in managing the risks implied by the foregoing. A substantial amount of the Bank’s business involves making loans or otherwise committing resources to specific companies, industries or countries. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank’s financial results, businesses, financial condition or liquidity. These and other factors may cause the Bank’s actual performance to differ materially from that contemplated by forward-looking statements. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results, for more information, please see the “Risk Management” section of the Bank’s 2022 Annual Report, as may be updated by quarterly reports.
Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2022 Annual Report under the headings “Outlook”, as updated by quarterly reports. The “Outlook” and “2023 Priorities” sections are based on the Bank’s views and the actual outcome is uncertain. Readers should consider the above-noted factors when reviewing these sections. When relying on forward-looking statements to make decisions with respect to the Bank and its securities, investors and others should carefully consider the preceding factors, other uncertainties and potential events. Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities, and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. Except as required by law, the Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf.
Additional information relating to the Bank can be located on the SEDAR website at www.sedar.com and on the EDGAR section of the SEC’s website at www.sec.gov.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Non-GAAP
Measures
The Bank uses a number of financial measures and ratios to assess its performance, as well as the performance of its operating segments. Some of these financial measures and ratios are presented on a non-GAAP
basis and are not calculated in accordance with Generally Accepted Accounting Principles (GAAP), which are based on International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), are not defined by GAAP and do not have standardized meanings and therefore might not be comparable to similar financial measures and ratios disclosed by other issuers. The Bank believes that non-GAAP
measures and ratios are useful as they provide readers with a better understanding of how management assesses performance. These non-GAAP
measures and ratios are used throughout this report and defined below.
Adjusted results and diluted earnings per share
The following tables present a reconciliation of GAAP reported financial results to non-GAAP
adjusted financial results. Management considers both reported and adjusted results and measures useful in assessing underlying ongoing business performance. Adjusted results and measures remove certain specified items from revenue, non-interest
expenses, income taxes and
non-controlling
interest. Presenting results on both a reported basis and adjusted basis allows readers to assess the impact of certain items on results for the periods presented, and to better assess results and trends excluding those items that may not be reflective of ongoing business performance. Net income and diluted earnings per share have been adjusted for the following:
Adjustments impacting current and prior periods:

1.	Amortization of acquisition-related intangible assets:
These costs relate to the amortization of intangibles recognized upon the acquisition of businesses, excluding software, and are recorded in the Canadian Banking, International Banking and Global Wealth Management operating segments.

2.	Canada Recovery Dividend:
This quarter the Bank recognized an additional income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The CRD is a Canadian federal tax measure which requires the Bank to pay a one-time
tax of 15% on taxable income in excess of $1 billion, based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years, however, the present value of these payments must be recognized as a liability in the current quarter. The charge was recorded in the Other operating segment.

 Adjustments impacting Q4, 2022 only:

1.	Restructuring provision:
The Bank recorded a restructuring charge of $66 million ($85 million pre-tax)
related to the realignment of the Global Banking and Markets businesses in Asia Pacific and reductions in technology employees, driven by ongoing technology modernization and digital transformation. This charge was recorded in the Other operating segment.

2.	Support costs for the Scene+ loyalty program:
The Bank recorded costs of $98 million ($133 million
pre-tax)
to support the expansion of the Scene+ loyalty program to include Empire Company Limited as a partner. These committed costs relate to operational support, transition marketing and technology initiatives and were recognized as an expense in the Other operating segment.

3.	Net loss on divestitures and wind-down of operations:
In Q4 2022, the Bank sold its investments in associates in Venezuela and Thailand. Additionally, the Bank wound down its operations in India and Malaysia in relation to its realignment of the business in the Asia Pacific region. Collectively, the sale and wind-down of these entities resulted in a net loss of $340 million ($361 million pre-tax),
of which $294 million ($315 million
pre-tax)
related to the reclassification of cumulative foreign currency translation losses net of hedges, from accumulated other comprehensive income to non-interest
income in the Consolidated Statement of Income. This net loss was recorded in the Other operating segment. For further details on these transactions, please refer to Note 36 of the consolidated financial statements, in the 2022 Annual Report to Shareholders.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

T1 Reconciliation of reported and adjusted results and diluted earnings per share

	For the three months ended
($ millions)	January 31 2023	October 31 2022	January 31 2022
Reported Results
Net interest income	$4,569	$4,622	$4,344
Non-interest income	3,411	3,004	3,705
Total revenue	7,980	7,626	8,049
Provision for credit losses	638	529	222
Non-interest expenses	4,464	4,529	4,223
Income before taxes	2,878	2,568	3,604
Income tax expense	1,106	475	864
Net income	$1,772	$2,093	$2,740
Net income attributable to non-controlling interests in subsidiaries (NCI)	40	38	88
Net income attributable to equity holders	1,732	2,055	2,652
Net income attributable to preferred shareholders and other equity instrument holders	101	106	44
Net income attributable to common shareholders	$1,631	$1,949	$2,608
Diluted earnings per share (in dollars)	$1.36	$1.63	$2.14
Weighted average number of diluted common shares outstanding (millions)	1,199	1,199	1,230
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	$–	$361	$–
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	21	24	25
Restructuring provision	–	85	–
Support costs for the Scene+ loyalty program	–	133	–
Total non-interest expense adjusting items (Pre-tax)	21	242	25
Total impact of adjusting items on net income before taxes	21	603	25
Impact of adjusting items on income tax expense
Canada recovery dividend	579	–	–
Net loss on divestitures and wind-down of operations	–	(21)	–
Amortization of acquisition-related intangible assets	(6)	(6)	(7)
Restructuring provision	–	(19)	–
Support costs for the Scene+ loyalty program	–	(35)	–
Total impact of adjusting items on income tax expense	573	(81)	(7)
Total impact of adjusting items on net income	$594	$522	$18
Impact of adjusting items on NCI relating to restructuring and other provisions	–	(1)	–
Total impact of adjusting items on net income attributable to equity holders and common shareholders	$594	$521	$18
Adjusted Results
Net interest income	$4,569	$4,622	$4,344
Non-interest income	3,411	3,365	3,705
Total revenue	7,980	7,987	8,049
Provision for credit losses	638	529	222
Non-interest expenses	4,443	4,287	4,198
Income before taxes	2,899	3,171	3,629
Income tax expense	533	556	871
Net income	$2,366	$2,615	$2,758
Net income attributable to NCI	40	39	88
Net income attributable to equity holders	2,326	2,576	2,670
Net income attributable to preferred shareholders and other equity instrument holders	101	106	44
Net income attributable to common shareholders	$2,225	$2,470	$2,626
Diluted earnings per share (in dollars)	$1.85	$2.06	$2.15
Impact of adjustments on diluted earnings per share (in dollars)	$0.49	$0.43	$0.01
Weighted average number of diluted common shares outstanding (millions)	1,210	1,199	1,230

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

T1A Reconciliation of reported and adjusted results by business line

	For the three months ended January 31, 2023 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,087	$692	$387	$519	$(913)	$1,772
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	38	2	–	–	40
Reported net income attributable to equity holders	1,087	654	385	519	(913)	1,732
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	–	1	98	101
Reported net income attributable to common shareholders	$1,086	$653	$385	$518	$(1,011)	$1,631
Adjustments
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	2	10	9	–	–	21
Total non-interest expenses adjustments (Pre-tax)	2	10	9	–	–	21
Total impact of adjusting items on net income before taxes	2	10	9	–	–	21
Impact of adjusting items on income tax expense
Canada recovery dividend	–	–	–	–	579	579
Impact of other adjusting items on income tax expense	(1)	(3)	(2)	–	–	(6)
Total impact of adjusting items on income tax expense	(1)	(3)	(2)	–	579	573
Total impact of adjusting items on net income	1	7	7	–	579	594
Total Impact of adjusting items on net income attributable to equity holders and common shareholders	1	7	7	–	579	594
Adjusted net income (loss)	$1,088	$699	$394	$519	$(334)	$2,366
Adjusted net income attributable to equity holders	$1,088	$661	$392	$519	$(334)	$2,326
Adjusted net income attributable to common shareholders	$1,087	$660	$392	$518	$(432)	$2,225
(1)	Refer to Business Line Overview on page 17.

	For the three months ended October 31, 2022 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,170	$679	$363	$484	$(603)	$2,093
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	36	2	–	–	38
Reported net income attributable to equity holders	1,170	643	361	484	(603)	2,055
Reported net income attributable to preferred shareholders and other equity instrument holders	1	1	–	–	104	106
Reported net income attributable to common shareholders	$1,169	$642	$361	$484	$(707)	$1,949
Adjustments
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	–	–	–	–	361	361
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	6	9	9	–	–	24
Restructuring provision	–	–	–	–	85	85
Support costs for the Scene+ loyalty program	–	–	–	–	133	133
Total non-interest expenses adjustments (Pre-tax)	6	9	9	–	218	242
Total impact of adjusting items on net income before taxes	6	9	9	–	579	603
Total impact of adjusting items on income tax expense	(2)	(2)	(2)	–	(75)	(81)
Total impact of adjusting items on net income	4	7	7	–	504	522
Impact of adjusting items on NCI related to restructuring and other provisions	–	–	–	–	(1)	(1)
Total Impact of adjusting items on net income attributable to equity holders and common shareholders	4	7	7	–	503	521
Adjusted net income (loss)	$1,174	$686	$370	$484	$(99)	$2,615
Adjusted net income attributable to equity holders	$1,174	$650	$368	$484	$(100)	$2,576
Adjusted net income attributable to common shareholders	$1,173	$649	$368	$484	$(204)	$2,470
(1)	Refer to Business Line Overview on page 17.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

	For the three months ended January 31, 2022 (1)
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other	Total
Reported net income (loss)	$1,201	$630	$415	$561	$(67)	$2,740
Net income attributable to non-controlling interests in subsidiaries (NCI)	–	85	3	–	–	88
Reported net income attributable to equity holders	1,201	545	412	561	(67)	2,652
Reported net income attributable to preferred shareholders and other equity instrument holders	3	3	2	2	34	44
Reported net income attributable to common shareholders	$1,198	$542	$410	$559	$(101)	$2,608
Adjustments
Adjusting items impacting non-interest expenses (Pre-tax) Amortization of acquisition-related intangible assets	6	10	9	–	–	25
Total non-interest expenses adjustments (Pre-tax)	6	10	9	–	–	25
Total impact of adjusting items on net income before taxes	6	10	9	–	–	25
Total impact of adjusting items on income tax expense	(2)	(3)	(2)	–	–	(7)
Total impact of adjusting items on net income	4	7	7	–	–	18
Total Impact of adjusting items on net income attributable to equity holders and common shareholders	4	7	7	–	–	18
Adjusted net income (loss)	$1,205	$637	$422	$561	$(67)	$2,758
Adjusted net income attributable to equity holders	$1,205	$552	$419	$561	$(67)	$2,670
Adjusted net income attributable to common shareholders	$1,202	$549	$417	$559	$(101)	$2,626
(1)	Refer to Business Line Overview on page 17.
Constant Dollar
International Banking business segment results are analyzed on a constant dollar basis which is a non-GAAP
measure. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates. The following table presents the reconciliation between reported, adjusted and constant dollar results for International Banking for prior periods. The Bank believes that constant dollar is useful for readers to understand business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. The tables below are computed on a basis that is different than the table “Impact of foreign currency translation” in Overview of Performance on page 14.
T2 Reconciliation of International Banking’s reported and adjusted results and constant dollar results

Reported Results	For the three months ended
($ millions)	October 31, 2022			January 31, 2022
(Taxable equivalent basis)	Reported Results	Foreign exchange	Constant dollar	Reported Results	Foreign exchange	Constant dollar
Net interest income	$1,806	$(60)	$1,866	$1,648	$(108)	$1,756
Non-interest income	698	2	696	749	14	735
Total revenue	2,504	(58)	2,562	2,397	(94)	2,491
Provision for credit losses	355	(11)	366	274	(17)	291
Non-interest expenses	1,364	(34)	1,398	1,285	(65)	1,350
Income before taxes	785	(13)	798	838	(12)	850
Income tax expense	106	–	106	208	–	208
Net income	$679	$(13)	$692	$630	$(12)	$642
Net income attributable to non-controlling interest in subsidiaries (NCI)	$36	$(1)	$37	$85	$(2)	$87
Net income attributable to equity holders of the Bank	$643	$(12)	$655	$545	$(10)	$555
Other measures
Average assets ($ billions)	$217	$(8)	$225	$196	$(12)	$208
Average liabilities ($ billions)	$160	$(6)	$166	$144	$(8)	$152

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Adjusted Results	For the three months ended
($ millions)	October 31, 2022			January 31, 2022
(Taxable equivalent basis)	Adjusted Results	Foreign exchange	Constant dollar adjusted	Adjusted Results	Foreign exchange	Constant dollar adjusted
Net interest income	$1,806	$(60)	$1,866	$1,648	$(108)	$1,756
Non-interest income	698	2	696	749	14	735
Total revenue	2,504	(58)	2,562	2,397	(94)	2,491
Provision for credit losses	355	(11)	366	274	(17)	291
Non-interest expenses	1,355	(33)	1,388	1,275	(65)	1,340
Income before taxes	794	(14)	808	848	(12)	860
Income tax expense	108	(1)	109	211	1	210
Net income	$686	$(13)	$699	$637	$(13)	$650
Net income attributable to NCI	$36	$(1)	$37	$85	$(3)	$88
Net income attributable to equity holders of the Bank	$650	$(12)	$662	$552	$(10)	$562
Reconciliation of average total assets, core earning assets and core net interest income
Earning assets
Earning assets are defined as income generating assets which include deposits with financial institutions, trading assets, investment securities, investments in associates, securities borrowed or purchased under resale agreements, loans net of allowances, and customers’ liability under acceptances.
Non-earning
assets
Non-earning
assets are defined as cash, precious metals, derivative financial instruments, property and equipment, goodwill and other intangible assets, deferred tax assets and other assets.
Core earning assets
Core earning assets are defined as interest-bearing deposits with financial institutions, investment securities and loans net of allowances. This is a non-GAAP
measure. The Bank believes that this measure is useful for readers as it presents the main interest-generating assets and eliminates the impact of trading businesses.
Core net interest income
Core net interest income is defined as net interest income earned from core earning assets. This is a non-GAAP
measure.
Net interest margin
Net interest margin is calculated as core net interest income (annualized) for the business line divided by average core earning assets. Net interest margin is a non-GAAP
ratio.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

T3 Reconciliation of average total assets, average earning assets, average core earning assets and net interest margin by business line
Consolidated Bank

	For the three months ended
($ millions)	January 31 2023	October 31 2022	January 31 2022
Average total assets – Reported (1)	$1,380,008	$1,332,897	$1,238,616
Less: Non-earning assets	118,465	126,213	94,165
Average total earning assets (1)	$1,261,543	$1,206,684	$1,144,451
Less:
Trading assets	119,974	117,807	162,885
Securities purchased under resale agreements and securities borrowed	174,942	157,438	131,102
Other deductions	70,779	69,343	58,030
Average core earning assets (1)	$895,848	$862,096	$792,434
Net Interest Income – Reported	$4,569	$4,622	$4,344
Less: Non-core net interest income	(205)	(122)	23
Core net interest income	$4,774	$4,744	$4,321
Net interest margin	2.11%	2.18%	2.16%
(1)	Average balances represent the average of daily balances for the period.
Canadian Banking

	For the three months ended
($ millions)	January 31 2023	October 31 2022	January 31 2022
Average total assets – Reported (1)	$450,040	$445,670	$411,748
Less: Non-earning assets	4,035	4,112	4,129
Average total earning assets (1)	$446,005	$441,558	$407,619
Less:
Other deductions	27,284	26,191	20,580
Average core earning assets (1)	$418,721	$415,367	$387,039
Net Interest Income – Reported	$2,386	$2,363	$2,133
Less: Non-core net interest income	–	–	–
Core net interest income	$2,386	$2,363	$2,133
Net interest margin	2.26%	2.26%	2.19%
(1)	Average balances represent the average of daily balances for the period.
International Banking

	For the three months ended
($ millions)	January 31 2023	October 31 2022	January 31 2022
Average total assets – Reported (1)	$228,374	$217,061	$196,100
Less: Non-earning assets	19,103	19,358	16,039
Average total earning assets (1)	$209,271	$197,703	$180,061
Less:
Trading assets	5,132	5,369	5,287
Securities purchased under resale agreements and securities borrowed	3,033	2,433	200
Other deductions	7,565	7,087	6,715	(2)
Average core earning assets (1)	$193,541	$182,814	$167,859
Net Interest Income – Reported	$1,899	$1,806	$1,648
Less: Non-core net interest income	(54)	(73)	12
Core net interest income	$1,953	$1,879	$1,636
Net interest margin	4.00%	4.08%	3.87%
(1)	Average balances represent the average of daily balances for the period.
(2)	Prior period has been restated to reflect the deduction of non-interest-bearing deposits with financial institutions, to align with the Bank’s definition.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Return on equity
Return on equity is a profitability measure that presents the net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent within each business segment.
Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders (annualized) of the business segment and the capital attributed.
Adjusted return on equity is a
non-GAAP
ratio which represents adjusted net income attributable to common shareholders (annualized) as a percentage of average common shareholders’ equity.
Return on equity by operating segment
T4 Return on equity by operating segment

	For the three months ended January 31, 2023
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,086	$653	$385	$518	$(1,011)		$1,631
Total average common equity (1)	18,753	19,302	9,835	15,535	2,206		65,631
Return on equity	23.0%	13.4%	15.5%	13.2%	nm	(2)	9.9%
Adjusted (3)
Net income attributable to common shareholders	$1,087	$660	$392	$518	$(432)		$2,225
Return on equity	23.0%	13.6%	15.8%	13.2%	nm	(2)	13.4%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Tables on page 5.

	For the three months ended October 31, 2022							For the three months ended January 31, 2022
($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other		Total
Reported
Net income attributable to common shareholders	$1,169	$642	$361	$484	$(707)		$1,949	$1,198	$542	$410	$559	$(101)		$2,608
Total average common equity (1)	18,757	19,501	9,701	14,260	2,877		65,096	17,373	17,569	9,443	12,717	8,359		65,461
Return on equity	24.7%	13.1%	14.8%	13.4%	nm	(2)	11.9%	27.4%	12.2%	17.2%	17.4%	nm	(2)	15.8%
Adjusted (3)
Net income attributable to common shareholders	$1,173	$649	$368	$484	$(204)		$2,470	$1,202	$549	$417	$559	$(101)		$2,626
Return on equity	24.8%	13.2%	15.0%	13.4%	nm	(2)	15.0%	27.5%	12.4%	17.5%	17.4%	nm	(2)	15.9%

(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Not meaningful.
(3)	Refer to Tables on page 5.
Return on tangible common equity
Return on tangible common equity is a profitability measure that is calculated by dividing the net income attributable to common shareholders (annualized), adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and intangible assets (excluding software), net of deferred taxes. This is a non-GAAP
ratio.
Adjusted return on tangible common equity represents adjusted net income attributable to common shareholders as a percentage of average tangible common equity. This is a non-GAAP
ratio.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

T5 Return on tangible common equity

	For the three months ended
(Unaudited)	January 31 2023	October 31 2022	January 31 2022
Reported
Average common equity – Reported (1)	$65,631	$65,096	$65,461
Average goodwill (1)(2)	(9,334)	(9,140)	(9,234)
Average acquisition-related intangibles (net of deferred tax) (1)	(3,760)	(3,773)	(3,833)
Average tangible common equity (1)	$52,537	$52,183	$52,394
Net income attributable to common shareholders – reported	$1,631	$1,949	$2,608
Amortization of acquisition-related intangible assets (after tax) (3)	15	18	18
Net income attributable to common shareholders adjusted for amortization of acquisition-related intangible assets (after tax)	$1,646	$1,967	$2,626
Return on tangible common equity (4)	12.4%	15.0%	19.9%
Adjusted (3)
Adjusted net income attributable to common shareholders	$2,225	$2,470	$2,626
Return on tangible common equity – adjusted (4)(5)	16.8%	18.8%	19.9%
(1)	Average amounts calculated using methods intended to approximate the daily average balances for the period.
(2)	Includes imputed goodwill from investments in associates.
(3)	Refer to Table on page 5.
(4)	Calculated on full dollar amounts.
(5)	Prior period amounts have been restated to align with current period calculation.
Adjusted productivity ratio
Adjusted productivity ratio represents adjusted
non-interest
expenses as a percentage of adjusted total revenue. This is a non-GAAP ratio.
Management uses the productivity ratio as a measure of the Bank’s efficiency. A lower ratio indicates improved productivity.
Adjusted operating leverage
This financial metric measures the rate of growth in adjusted total revenue less the rate of growth in adjusted non-interest
expenses. This is a
non-GAAP
ratio.
Management uses operating leverage as a way to assess the degree to which the bank can increase operating income by increasing revenue.
Trading-related revenue (Taxable equivalent basis)
Trading-related revenue consists of net interest income and
non-interest
income. Included are unrealized gains and losses on security positions held, realized gains and losses from the purchase and sale of securities, fees and commissions from securities borrowing and lending activities, and gains and losses on trading derivatives. Underwriting and other advisory fees, which are shown separately in the Consolidated Statement of Income, are excluded. Trading-related revenue includes certain net interest income and non-interest
income items on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities to an equivalent before tax basis. This is a non-GAAP measure.
Management believes that this basis for measurement of trading-related revenue provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology.
Adjusted effective tax rate
The adjusted effective tax rate is calculated by dividing adjusted income tax expense by adjusted income before taxes. This is a non-GAAP
ratio.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Financial Highlights
T6 Financial highlights

	As at and for the three months ended
(Unaudited)	January 31 2023	October 31 2022	January 31 2022
Operating results ($ millions)
Net interest income	4,569	4,622	4,344
Non-interest income	3,411	3,004	3,705
Total revenue	7,980	7,626	8,049
Provision for credit losses	638	529	222
Non-interest expenses	4,464	4,529	4,223
Income tax expense	1,106	475	864
Net income	1,772	2,093	2,740
Net income attributable to common shareholders	1,631	1,949	2,608
Operating performance
Basic earnings per share ($)	1.37	1.64	2.15
Diluted earnings per share ($)	1.36	1.63	2.14
Return on equity (%) (1)	9.9	11.9	15.8
Return on tangible common equity (%) (2)	12.4	15.0	19.9
Productivity ratio (%) (1)	55.9	59.4	52.5
Net interest margin (%) (2)	2.11	2.18	2.16
Financial position information ($ millions)
Cash and deposits with financial institutions	81,386	65,895	99,053
Trading assets	116,346	113,154	152,947
Loans	755,157	744,987	667,338
Total assets	1,374,438	1,349,418	1,245,474
Deposits	949,887	916,181	851,045
Common equity	66,112	65,150	66,172
Preferred shares and other equity instruments	8,075	8,075	5,552
Assets under administration (1)	664,683	641,636	651,200
Assets under management (1)	322,423	311,099	345,339
Capital and liquidity measures
Common Equity Tier 1 (CET1) capital ratio (%) (3)	11.5	11.5	12.0
Tier 1 capital ratio (%) (3)	13.2	13.2	13.4
Total capital ratio (%) (3)	15.2	15.3	15.1
Total loss absorbing capacity (TLAC) ratio (%) (4)	27.9	27.4	28.3
Leverage ratio (%) (5)	4.2	4.2	4.4
TLAC Leverage ratio (%) (4)	8.9	8.8	9.4
Risk-weighted assets ($ millions) (3)	471,528	462,448	433,682
Liquidity coverage ratio (LCR) (%) (6)	122	119	123
Net stable funding ratio (NSFR) (%) (7)	109	111	108
Credit quality
Net impaired loans ($ millions)	3,450	3,151	2,812
Allowance for credit losses ($ millions) (8)	5,668	5,499	5,583
Gross impaired loans as a % of loans and acceptances (1)	0.65	0.62	0.64
Net impaired loans as a % of loans and acceptances (1)	0.44	0.41	0.41
Provision for credit losses as a % of average net loans and acceptances (annualized) (1)(9)	0.33	0.28	0.13
Provision for credit losses on impaired loans as a % of average net loans and acceptances (annualized) (1)(9)	0.29	0.26	0.24
Net write-offs as a % of average net loans and acceptances (annualized) (1)	0.29	0.24	0.27
Adjusted results (2)
Adjusted net income ($ millions)	2,366	2,615	2,758
Adjusted diluted earnings per share ($)	1.85	2.06	2.15
Adjusted return on equity (%)	13.4	15.0	15.9
Adjusted return on tangible common equity (%) (10)	16.8	18.8	19.9
Adjusted productivity ratio (%)	55.7	53.7	52.2
Common share information
Closing share price ($) (TSX)	72.03	65.85	91.56
Shares outstanding (millions)
Average – Basic	1,192	1,192	1,211
Average – Diluted	1,199	1,199	1,230
End of period	1,192	1,191	1,204
Dividends paid per share ($)	1.03	1.03	1.00
Dividend yield (%) (1)	6.1	5.7	4.6
Market capitalization ($ millions) (TSX)	85,842	78,452	110,274
Book value per common share ($) (1)	55.47	54.68	54.94
Market value to book value multiple (1)	1.3	1.2	1.7
Price to earnings multiple (trailing 4 quarters) (1)	9.9	8.2	11.4
Other information
Employees (full-time equivalent)	91,264	90,979	89,782
Branches and offices	2,356	2,384	2,424
(1)	Refer to Glossary on page 50 for the description of the measure.
(2)	Refer to page 4 for a discussion of Non-GAAP measures.
(3)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(5)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
(6)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(7)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(8)	Includes allowance for credit losses on all financial assets – loans, acceptances, off-balance sheet exposures, debt securities, and deposits with financial institutions.
(9)	Includes provision for credit losses on certain financial assets – loans, acceptances and off-balance sheet exposures.
(10)	Prior period amounts have been restated to align with current period calculation.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Overview of Performance
Financial performance summary
The Bank’s reported net income this quarter was $1,772 million, compared to $2,740 million in the same period last year, and $2,093 million last quarter. Diluted earnings per share were $1.36 compared to $2.14 in the same period last year and $1.63 last quarter. Return on equity was 9.9%, compared to 15.8% in the same period last year and 11.9% last quarter.
The current quarter has adjusting items of $594 million
after-tax
($21 million
pre-tax),
which includes income tax expense of $579 million reflecting the present value of the amount payable for the Canada Recovery Dividend (CRD). The net impact of the adjustments on diluted earnings per share was $0.49 and on Basel III Common Equity Tier 1 (CET1) ratio was approximately 12 basis points. Adjustments in Q4, 2022 were $522 million after-tax ($603 million pre-tax), or $0.43 impact on diluted earnings per share. Adjustments in Q1, 2022 were $18 million after-tax ($25 million pre-tax). Refer to Non-GAAP Measures starting on page 4 for details of adjustments.
Adjusted net income was $2,366 million compared to $2,758 million last year, a decrease of 14%. Adjusted diluted earnings per share were $1.85 compared to $2.15 last year. Adjusted return on equity was 13.4% compared to 15.9% a year ago. The decrease in net income was due mainly to higher provision for credit losses and non-interest
expenses, partly offset by lower provision for income taxes.
Adjusted net income was $2,366 million this quarter compared to $2,615 million last quarter. Adjusted diluted earnings per share were $1.85, compared to $2.06 last quarter, and adjusted return on equity was 13.4% compared to 15.0% last quarter. The decrease in net income was due mainly to higher provision for credit losses and non-interest
expenses, partly offset by lower provision for income taxes.
Economic summary and outlook
Though there remains much uncertainty about the future path, the global economy is proving to be more resilient to higher commodity prices, inflation and interest rates than earlier considered. Central bankers have been trying to engineer a slowing in economic activity through higher interest rates as they try to return inflation to target. The resulting hikes have been substantial and should have already led to a notable slowdown in economic activity, yet firms and households across many countries have not curtailed activity as much as had been expected. This is generally leading to an upward revision in forecasts for global economic activity in 2023. Moreover, there are increasing signs that inflation, though still well above acceptable levels, is on a downward path in many large economies owing to the decline in a broad basket of input prices. A meaningful slowdown is still required and expected as we forecast a recession in major economies in mid-2023.
In Canada, the Bank of Canada is likely at the end of the tightening phase. As is the case elsewhere, the economy is more robust than previously anticipated. This is most clearly seen in the labour market, where firms have been adding workers at a strong pace late last year and so far in 2023. While there are signs of a slowdown in consumer spending, business confidence is starting to improve from low levels. A mild recession is expected in the middle quarters of this year that should generate a modest increase in unemployment. Inflation looks increasingly to be on a very gradual path to 2% in 2024, allowing the Bank of Canada to leave its policy rate at current levels before beginning a process of gradual cuts later this year.
A similar dynamic is at play in the United States. Inflation appears to be on a gradual downward path though it remains very high. The labour market is characterized by strong job growth and high vacancies, and indicators of economic activity for late 2022 and early 2023 point to stronger than expected growth. A recession continues to be expected despite these developments, given the sharp rise in interest rates over the last year. The Federal Reserve is expected to raise interest rates by another 50 basis points and leave rates at 5.25% through the remainder of this year before beginning a series of gradual cuts in early 2024.
Economic data has also generally been more resilient in the Pacific Alliance Countries, though inflation is not slowing as much as in advanced economies. This has prompted more tightening than expected in these countries, with expectations of modest additional increases to come. This will lead to lower growth. The political situation in Peru remains a concern and will temper growth prospects though the economic impacts have so far been relatively modest. The upward revisions to global growth, China’s reopening and the realization that current copper production and supply is insufficient to ensure the green transition have led to a large increase in copper prices, which should have a positive impact in the region.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Impact of foreign currency translation
The table below reflects the estimated impact of foreign currency translation on key income statement items and is computed on a basis that is different than the “
Constant dollar
” table in
Non-GAAP
Measures on page 7.
T7 Impact of foreign currency translation

	Average exchange rate			% Change
For the three months ended	January 31, 2023	October 31, 2022	January 31, 2022	January 31, 2023 vs. October 31, 2022	January 31, 2023 vs. January 31, 2022
U.S dollar/Canadian dollar	0.742	0.752	0.789	(1.3)%	(6.0)%
Mexican Peso/Canadian dollar	14.342	15.072	16.383	(4.8)%	(12.5)%
Peruvian Sol/Canadian dollar	2.853	2.942	3.143	(3.0)%	(9.2)%
Colombian Peso/Canadian dollar	3,567.606	3,381.348	3,128.422	5.5%	14.0%
Chilean Peso/Canadian dollar	646.312	696.481	653.988	(7.2)%	(1.2)%

Impact on net income (1) ($ millions except EPS)				January 31, 2023 vs. October 31, 2022	January 31, 2023 vs. January 31, 2022
Net interest income				$66	$132
Non-interest income (2)				(123)	(83)
Non-interest expenses				(46)	(97)
Other items (net of tax)				33	7
Net income				$(70)	$(41)
Earnings per share (diluted)				$(0.06)	$(0.03)
Impact by business line ($ millions)
Canadian Banking				$–	$2
International Banking (2)				(41)	(25)
Global Wealth Management				4	7
Global Banking and Markets				5	24
Other (2)				(38)	(49)
Net income				$(70)	$(41)
(1)	Includes the impact of all currencies.
(2)	Includes the impact of foreign currency hedges.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Group Financial Performance
Net income
Q1 2023 vs Q1 2022
Net income was $1,772 million compared to $2,740 million, a decrease of 35%. The decrease was due mainly to higher provision for credit losses, non-interest
expenses and provision for income taxes due to the Canada Recovery Dividend (CRD). Adjusted net income was $2,366 million compared to $2,758 million, a decrease of 14% due mainly to higher provision for credit losses and non-interest
expenses, partly offset by lower provision for income taxes.
Q1 2023 vs Q4 2022
Net income was $1,772 million compared to $2,093 million, a decrease of 15%. The decrease was due mainly to higher provision for credit losses and income taxes, partly offset by higher non-interest
income. Adjusted net income was $2,366 million compared to $2,615 million, a decrease of 10%, due mainly to higher provision for credit losses and higher non-interest
expenses.
Total revenue
Q1 2023 vs Q1 2022
Revenues were $7,980 million compared to $8,049 million, a decrease of 1% due mainly to lower non-interest
income, partly offset by higher net interest income.
Q1 2023 vs Q4 2022
Revenues were $7,980 million compared to $7,626 million, an increase of 5% due mainly to higher non-interest
income. Adjusted revenues were $7,980 million compared to $7,987 million, in line with the prior quarter as the decline in net interest income was largely offset by an increase in non-interest
income.
Net interest income
Q1 2023 vs Q1 2022
Net interest income was $4,569 million, an increase of $225 million or 5%. The increase reflects strong asset growth across all business lines and the positive impact of foreign currency translation, partly offset by a lower net interest margin.
The net interest margin was down five basis points to 2.11%, driven primarily by a lower contribution from asset/liability management activities related to higher funding costs and increased levels of high quality, lower-margin liquid assets. This was partly offset by higher Canadian Banking and International Banking margins which benefited from central bank rate increases.
Q1 2023 vs Q4 2022
Net interest income decreased $53 million or 1%. Loan growth across all business lines was more than offset by a lower net interest margin.
The net interest margin was down seven basis points driven by a lower contribution from asset/liability management activities and increased levels of high quality, lower-margin liquid assets, as well as lower margins in International Banking and Global Banking and Markets.
Non-interest
income
Q1 2023 vs Q1 2022
Non-interest
income was $3,411 million, down $294 million or 8%. The decrease was due mainly to lower wealth management revenues, underwriting and advisory fees and income from associated corporations, the negative impact of foreign currency translation and unrealized losses on non-trading
derivatives. Partly offsetting were higher banking revenues and investment gains.
Q1 2023 vs Q4 2022
Non-interest
income was up $407 million or 14%. Adjusted
non-interest
income was up $46 million or 1%, due primarily to higher trading, banking and wealth management revenues, partly offset by lower underwriting and advisory fees, income from associated corporations and investment gains, and the negative impact of foreign currency translation.
Provision for credit losses
Q1 2023 vs Q1 2022
The provision for credit losses was $638 million, compared to $222 million, an increase of $416 million. The provision for credit losses ratio increased 20 basis points to 33 basis points.
The provision for credit losses on performing loans was $76 million, compared to a net reversal of $183 million. The provision this period was driven by portfolio growth in International Banking and the less favorable macroeconomic forecast primarily related to corporate and commercial portfolios. Provision reversals last year were due mainly to favourable portfolio credit quality and macroeconomic outlook.
The provision for credit losses on impaired loans was $562 million, compared to $405 million, an increase of $157 million or 39%, due primarily to higher retail provisions driven by higher formations in the International Banking and Canadian portfolios. The provision for credit losses ratio on impaired loans was 29 basis points, an increase of five basis points.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2023 vs Q4 2022
The provision for credit losses was $638 million, compared to $529 million, an increase of $109 million or 21%. The provision for credit losses ratio increased five basis points to 33 basis points.
The provision for credit losses on performing loans was $76 million, compared to $35 million last quarter, an increase of $41 million related primarily to portfolio growth in International Banking and higher corporate and commercial provisions due to the less favourable macroeconomic outlook.
The provision for credit losses on impaired loans was $562 million, compared to $494 million, an increase of $68 million or 14% due primarily to higher retail provisions driven by higher formations in International Banking and Canadian portfolios. The provision for credit losses ratio on impaired loans was 29 basis points, an increase of three basis points.
Non-interest expenses
Q1 2023 vs Q1 2022
Non-interest
expenses were $4,464 million, up $241 million or 6%. Adjusted non-interest
expenses were $4,443 million, up $245 million or 6%, driven by higher personnel costs from increased staffing levels and inflationary adjustments, higher advertising and technology-related costs and the unfavourable impact of foreign currency translation. Partly offsetting were lower performance and share-based compensation, and professional fees.
The productivity ratio was 55.9% compared to 52.5%. The adjusted productivity ratio was 55.7% compared to 52.2%. Operating leverage was negative 6.6% on a reported basis and negative 6.7% on an adjusted basis.
Q1 2023 vs Q4 2022
Non-interest
expenses were down $65 million or 1%. Adjusted
non-interest
expenses were up $156 million or 4%. The increase was driven by higher personnel costs from inflationary adjustments, higher share-based compensation and business and capital taxes, and the unfavourable impact of foreign currency translation, partly offset by lower professional fees.
The productivity ratio was 55.9% compared to 59.4%. The adjusted productivity ratio was 55.7% compared to 53.7%.
Taxes
Q1 2023 vs Q1 2022
The effective tax rate was 38.4% compared to 24.0% due primarily to the recognition of additional income tax expense of $579 million, reflecting the CRD. On an adjusted basis, the effective rate was 18.4% compared to 24.0%. Higher income from lower tax rate jurisdictions and higher tax-exempt income, more than offset the impact of the higher Canadian statutory tax rate (refer to Regulatory Developments on page 47).
Q1 2023 vs Q4 2022
The effective tax rate was 38.4% compared to 18.5% due primarily to the impact of the CRD. On an adjusted basis, the effective tax rate was 18.4% compared to 17.6% due primarily to lower inflationary adjustments in Mexico and Chile, and the higher Canadian statutory tax rate.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Business Segment Review
Business segment results are presented on a taxable equivalent basis, adjusted for the following:

•
The Bank analyzes revenues on a taxable equivalent basis (TEB) for business lines. This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks may also use TEB, their methodology may not be comparable to the Bank’s methodology. A segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross-up
is recorded in the Other segment.

•
For business line performance assessment and reporting, net income from associated corporations, which is an after tax number, is adjusted to normalize for income taxes. The tax normalization adjustment grosses up the amount of net income from associated corporations and normalizes the effective tax rate in the business lines to better present the contribution of the associated corporations to the business line results.

Canadian Banking
T8 Canadian Banking financial performance
	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2023	October 31 2022	January 31 2022
Reported Results
Net interest income	$2,386	$2,363	$2,133
Non-interest income (1)	778	771	741
Total revenue	3,164	3,134	2,874
Provision for credit losses	218	163	(35)
Non-interest expenses	1,449	1,397	1,282
Income tax expense	410	404	426
Net income	$1,087	$1,170	$1,201
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,087	$1,170	$1,201
Other financial data and measures
Return on equity (2)	23.0%	24.7%	27.4%
Net interest margin (2)	2.26%	2.26%	2.19%
Provision for credit losses – performing (Stage 1 and 2)	$31	$10	$(160)
Provision for credit losses – impaired (Stage 3)	$187	$153	$125
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	0.19%	0.15%	(0.03)%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	0.17%	0.14%	0.12%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	0.16%	0.14%	0.14%
Average assets ($ billions)	$450	$446	$412
Average liabilities ($ billions)	$357	$347	$320
(1)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $15 (October 31, 2022 – $23; January 31, 2022 – $8).
(2)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(3)	Refer to Glossary on page 50 for the description of the measure.

T8A Adjusted Canadian Banking financial performance
	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2023	October 31 2022	January 31 2022
Adjusted Results (1)
Net interest income	$2,386	$2,363	$2,133
Non-interest income	778	771	741
Total revenue	3,164	3,134	2,874
Provision for credit losses	218	163	(35)
Non-interest expenses (2)	1,447	1,391	1,276
Income tax expense	411	406	428
Net income	$1,088	$1,174	$1,205
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$1,088	$1,174	$1,205
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for amortization of acquisition-related intangible assets, excluding software of $2 (October 31, 2022 – $6; January 31, 2022 – $6).
Net income
Q1 2023 vs Q1 2022
Net income attributable to equity holders was $1,087 million, compared to $1,201 million. Adjusted net income attributable to equity holders was $1,088 million, down $117 million or 10%. The decline was due primarily to higher provision for credit losses and non-interest expenses, partly offset by higher revenue.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2023 vs Q4 2022
Net income attributable to equity holders declined $83 million or 7%. Adjusted net income attributable to equity holders declined $86 million or 7%. The decline was due primarily to higher provision for credit losses and non-interest
expenses, partly offset by higher revenue.
Average assets
Q1 2023 vs Q1 2022
Average assets were $450 billion, an increase of $38 billion or 9%. The growth included $18 billion or 7% in residential mortgages, $15 billion or 22% in business loans and acceptances, $4 billion or 5% in personal loans, and $1 billion or 12% in credit cards.
Q1 2023 vs Q4 2022
Average assets increased $4 billion or 1%. The growth included $3 billion or 3% in business loans and acceptances, and $1 billion or 1% in personal loans.
Average liabilities
Q1 2023 vs Q1 2022
Average liabilities were $357 billion, an increase of $37 billion or 11%. The growth included $24 billion or 13% in personal deposits, primarily in term products, and $5 billion or 4% in non-personal
deposits.
Q1 2023 vs Q4 2022
Average liabilities increased $10 billion or 3%. The increase was driven largely by growth in personal deposits, primarily in term products.
Total revenue
Q1 2023 vs Q1 2022
Revenues were $3,164 million, up $290 million or 10%, due to higher net interest income and non-interest
income.
Q1 2023 vs Q4 2022
Revenues increased $30 million or 1%, due to higher net interest income and non-interest
income.
Net interest income
Q1 2023 vs Q1 2022
Net interest income of $2,386 million increased $253 million or 12%, due primarily to strong loan and deposit growth, as well as margin expansion. The net interest margin increased seven basis points to 2.26%, due mainly to higher deposit margins and the impact of the Bank of Canada rate increases, partly offset by lower loan margins.
Q1 2023 vs Q4 2022
Net interest income increased $23 million or 1%, due primarily to solid loan and deposit growth. The net interest margin was in line with the prior quarter as higher loan margins were offset by lower deposit margins.
Non-interest
income
Q1 2023 vs Q1 2022
Non-interest
income of $778 million increased $37 million or 5%. The increase was due primarily to elevated private equity gains and higher banking revenue, partly offset by lower mutual fund distribution fees.
Q1 2023 vs Q4 2022
Non-interest
income increased $7 million or 1%. The increase was due primarily to elevated private equity gains partly offset by lower income from associated corporations and lower insurance income.
Provision for credit losses
Q1 2023 vs Q1 2022
The provision for credit losses was $218 million, compared to a net reversal of $35 million. The provision for credit losses ratio increased 22 basis points to 19 basis points.
Provision for credit losses on performing loans was $31 million, compared to a net reversal of $160 million. The provision this period was driven primarily by commercial provisions due to less favourable macroeconomic outlook, and retail provisions driven primarily by residential mortgages and auto loans. Provision reversals last year were due mainly to favourable portfolio credit quality and macroeconomic outlook.
Provision for credit losses on impaired loans was $187 million, compared to $125 million, an increase of $62 million or 50% due primarily to higher retail provisions driven by higher formations on unsecured loans. The provision for credit losses ratio on impaired loans was 17 basis points, an increase of five basis points.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2023 vs Q4 2022
The provision for credit losses was $218 million, compared to $163 million, an increase of $55 million or 34%. The provision for credit losses ratio increased four basis points to 19 basis points.
Provision for credit losses on performing loans was $31 million, compared to $10 million. The increase was driven primarily by commercial provisions due to less favourable macroeconomic outlook, and retail provisions driven primarily by residential mortgages and auto loans.
Provision for credit losses on impaired loans was $187 million, compared to $153 million, an increase of $34 million or 22% due primarily to higher retail provisions driven by higher formations on unsecured loans. The provision for credit losses ratio on impaired loans was 17 basis points, an increase of three basis points.
Non-interest
expenses
Q1 2023 vs Q1 2022
Non-interest
expenses were $1,449 million compared to $1,282 million, up 13%. Adjusted non-interest expenses were $1,447 million, up $171 million or 13%, due primarily to higher personnel costs from increased staffing levels and inflationary adjustments, higher technology, advertising, and business development costs to support business growth.
Q1 2023 vs Q4 2022
Non-interest
expenses were up $52 million or 4%. Adjusted non-interest expenses were up $56 million or 4%, due primarily to higher personnel costs from increased staffing levels and inflationary adjustments, and higher technology costs to support business growth.
Taxes
The effective tax rate was 27.4% compared to 26.2% in the prior year and 25.7% in the prior quarter. The increase this quarter was driven mainly by the higher Canadian statutory tax rate.

International Banking
T9 International Banking financial performance
	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2023	October 31 2022	January 31 2022
Reported Results
Net interest income	$1,899	$1,806	$1,648
Non-interest income (1)	802	698	749
Total revenue	2,701	2,504	2,397
Provision for credit losses	404	355	274
Non-interest expenses	1,436	1,364	1,285
Income tax expense	169	106	208
Net income	$692	$679	$630
Net income attributable to non-controlling interest in subsidiaries	$38	$36	$85
Net income attributable to equity holders of the Bank	$654	$643	$545
Other financial data and measures
Return on equity (2)	13.4%	13.1%	12.2%
Net interest margin (2)	4.00%	4.08%	3.87%
Provision for credit losses – performing (Stage 1 and 2)	$29	$35	$(12)
Provision for credit losses – impaired (Stage 3)	$375	$320	$286
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (3)	0.96%	0.89%	0.77%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (3)	0.89%	0.81%	0.81%
Net write-offs as a percentage of average net loans and acceptances (annualized) (3)	0.88%	0.76%	0.88%
Average assets ($ billions)	$228	$217	$196
Average liabilities ($ billions)	$169	$160	$144
(1)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $63 (October 31, 2022 – $51; January 31, 2022 – $68).
(2)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(3)	Refer to Glossary on page 50 for the description of the measure.

T9A Adjusted International Banking financial performance
	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2023	October 31 2022	January 31 2022
Adjusted Results (1)
Net interest income	$1,899	$1,806	$1,648
Non-interest income	802	698	749
Total revenue	2,701	2,504	2,397
Provision for credit losses	404	355	274
Non-interest expenses (2)	1,426	1,355	1,275
Income tax expense	172	108	211
Net income	$699	$686	$637
Net income attributable to non-controlling interest in subsidiaries	$38	$36	$85
Net income attributable to equity holders of the Bank	$661	$650	$552
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for amortization of acquisition-related intangible assets, excluding software of $10 (October 31, 2022 – $9; January 31, 2022 – $10).

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q1 2023 vs Q1 2022
Net income attributable to equity holders was $654 million, an increase from $545 million. Adjusted net income attributable to equity holders was $661 million, an increase from $552 million. The increase was driven by higher net interest income and non-interest
income and lower provision for income taxes, partly offset by higher non-interest
expenses and provision for credit losses.
Q1 2023 vs Q4 2022
Net income attributable to equity holders increased by $11 million or 2% from $643 million. Adjusted net income attributable to equity holders increased by $11 million or 2%, from $650 million. This increase was driven by higher non-interest
income and net interest income, partly offset by higher
non-interest
expenses, provision for income taxes, and provision for credit losses.
Financial Performance on a Constant Dollar Basis
The discussion below on the results of operations is on a constant dollar basis. Under the constant dollar basis, prior period amounts are recalculated using current period average foreign currency rates, which is a non-GAAP
financial measure (refer to
Non-GAAP
Measures on page 7). The Bank believes that constant dollar is useful for readers in assessing ongoing business performance without the impact of foreign currency translation and is used by management to assess the performance of the business segment. Ratios are on a reported basis.

T10 International Banking financial performance on reported and constant dollar basis
	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2023	October 31 2022	January 31 2022
Constant dollars – Reported (1)
Net interest income	$1,899	$1,866	$1,756
Non-interest income (2)	802	696	735
Total revenue	2,701	2,562	2,491
Provision for credit losses	404	366	291
Non-interest expenses	1,436	1,398	1,350
Income tax expense	169	106	208
Net income	$692	$692	$642
Net income attributable to non-controlling interest in subsidiaries	$38	$37	$87
Net income attributable to equity holders of the Bank	$654	$655	$555
Other financial data and measures
Average assets ($ billions)	$228	$225	$208
Average liabilities ($ billions)	$169	$166	$152
(1)	Refer to Non-GAAP Measures on page 4.
(2)	Includes income (on a taxable equivalent basis) from investments in associated corporations of $63 (October 31, 2022 – $53; January 31, 2022 – $69).

T10A International Banking financial performance on adjusted and constant dollar basis
	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2023	October 31 2022	January 31 2022
Constant dollars – Adjusted (1)
Net interest income	$1,899	$1,866	$1,756
Non-interest income	802	696	735
Total revenue	2,701	2,562	2,491
Provision for credit losses	404	366	291
Non-interest expenses	1,426	1,388	1,340
Income tax expense	172	109	210
Net income	$699	$699	$650
Net income attributable to non-controlling interest in subsidiaries	$38	$37	$88
Net income attributable to equity holders of the Bank	$661	$662	$562
Other financial data and measures
Average assets ($ billions)	$228	$225	$208
Average liabilities ($ billions)	$169	$166	$152
(1)	Refer to Non-GAAP Measures on page 4.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Net income
Q1 2023 vs Q1 2022
Net income attributable to equity holders was $654 million, an increase from $555 million. Adjusted net income attributable to equity holders was $661 million, an increase of $99 million or 18%. This increase was driven by higher net interest income and non-interest
income, and lower provision for income taxes, partly offset by higher provision for credit losses and non-interest
expenses.
Q1 2023 vs Q4 2022
Net income attributable to equity holders decreased by $1 million to $654 million as higher non-interest
income and net interest income were offset by higher provision for income taxes, non-interest
expenses and provision for credit losses.
Average assets
Q1 2023 vs Q1 2022
Average assets were $228 billion, an increase of $20 billion. Total loan growth of 13% was driven mainly by Chile, Mexico and Brazil. Residential mortgages increased by 14%, business loans increased by 13%, and personal loans and credit cards increased by 9%.
Q1 2023 vs Q4 2022
Average assets increased by $3 billion. Loan growth was 3%, driven mainly by Mexico and Chile. Business loans and residential mortgages increased by 3% and personal loans and credit cards increased by 2%.
Average liabilities
Q1 2023 vs Q1 2022
Average liabilities of $169 billion were up $17 billion. Total deposits increased by 11% driven mainly by Mexico and Chile.
Non-personal
deposits increased by 15% and personal deposits increased by 4%. Term deposits increased by 31% while non-term deposits decreased by 4%.
Q1 2023 vs Q4 2022
Average liabilities were up $3 billion. Total deposits increased by 3% driven mainly by Mexico.
Non-personal
deposits increased by 3% and personal deposits increased by 2%. Term deposits increased by 6% while non-term deposits decreased by 1%.
Total revenue
Q1 2023 vs Q1 2022
Revenues were $2,701 million, an increase of $210 million or 8%, driven by higher net interest income and non-interest
income.
Q1 2023 vs Q4 2022
Revenues increased by $139 million, or 5%, driven by higher
non-interest
income and net interest income.
Net interest income
Q1 2023 vs Q1 2022
Net interest income of $1,899 million was up 8%, driven by growth in business loans, residential mortgages, personal loans and credit cards, as well as margin expansion. Net interest margin increased by 13 basis points to 4.00%, due to changes in asset mix, and higher spreads from loans in Brazil and Caribbean, partly offset by lower inflationary adjustments mainly in Chile.
Q1 2023 vs Q4 2022
Net interest income increased by $33 million, or 2%, driven by growth in business loans, residential mortgages, personal loans and credit cards. Net interest margin decreased by 8 basis points to 4.00%, due to lower inflationary adjustments mainly in Chile.
Non-interest
income
Q1 2023 vs Q1 2022
Non-interest
income was $802 million, compared to $735 million, an increase of $67 million driven mainly by higher net fees and commissions, capital market revenues and investment gains.
Q1 2023 vs Q4 2022
Non-interest
income increased by $106 million or 15%, driven by higher net fees and commissions, capital market revenues and investment gains.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Q1 2023 vs Q1 2022
The provision for credit losses was $404 million, compared to $291 million, an increase of $113 million or 39%. The provision for credit losses ratio increased 19 basis points to 96 basis points.
Provision for credit losses on performing loans was $29 million, compared to a reversal of $10 million. The provision this period related to higher retail and commercial provisions primarily in Colombia and Chile, due mainly to portfolio growth and a less favourable macroeconomic outlook.
Provision for credit losses on impaired loans was $375 million, compared to $301 million, an increase of $74 million or 25%. This was due to higher retail provisions driven by higher formations, primarily in Chile. The provision for credit losses ratio on impaired loans was 89 basis points, an increase of eight basis points.
Q1 2023 vs Q4 2022
The provision for credit losses was $404 million, compared to $366 million, an increase of $38 million or 10%. The provision for credit losses ratio increased by seven basis points to 96 basis points.
Provision for credit losses on performing loans was $29 million, compared to $37 million, a decrease of $8 million primarily in the retail portfolio.
Provision for credit losses on impaired loans was $375 million compared to $329 million, an increase of $46 million or 14% due partly to higher retail provisions driven by higher formations, primarily in Chile. The provision for credit losses ratio on impaired loans increased by eight basis points to 89 basis points.
Non-interest
expenses
Q1 2023 vs Q1 2022
Non-interest
expenses were $1,436 million, up 6%. Adjusted
non-interest
expenses were $1,426 million, up 6%, driven by higher business taxes and inflationary impacts.
Q1 2023 vs Q4 2022
Non-interest
expenses were $1,436 million compared to $1,398 million, an increase of 3%. Adjusted non-interest
expenses increased by $38 million or 3% from $1,388 million last quarter, driven by higher salaries and employee benefits due primarily to performance-based compensation, and seasonally higher business taxes in the Caribbean.
Taxes
Q1 2023 vs Q1 2022
The effective tax rate was 19.6%, compared to 24.8%. On an adjusted basis, the effective tax rate was 19.7% compared to 24.9%, due primarily to higher inflationary adjustments in Chile and Mexico, and changes in earnings mix across jurisdictions.
Q1 2023 vs Q4 2022
The effective tax rate was 19.6%, compared to 13.5%. On an adjusted basis, the effective tax rate was 19.7% compared to 13.6% due primarily to lower inflationary adjustments in Mexico and Chile.

Global Wealth Management

T11 Global Wealth Management financial performance

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2023	October 31 2022	January 31 2022
Reported Results
Net interest income	$213	$206	$174
Non-interest income	1,110	1,083	1,248
Total revenue	1,323	1,289	1,422
Provision for credit losses	1	1	(1)
Non-interest expenses	802	798	862
Income tax expense	133	127	146
Net income	$387	$363	$415
Net income attributable to non-controlling interest in subsidiaries	$2	$2	$3
Net income attributable to equity holders of the Bank	$385	$361	$412
Other financial data and measures
Return on equity (1)	15.5%	14.8%	17.2%
Assets under administration ($ billions) (2)	$607	$580	$601
Assets under management ($ billions ) (2)	$322	$311	$345
Average assets ($ billions)	$34	$34	$31
Average liabilities ($ billions)	$42	$44	$47
(1)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(2)	Refer to Glossary on page 50 for the description of the measure.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

T11A Adjusted Global Wealth Management financial performance

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2023	October 31 2022	January 31 2022
Adjusted Results (1)
Net interest income	$213	$206	$174
Non-interest income	1,110	1,083	1,248
Total revenue	1,323	1,289	1,422
Provision for credit losses	1	1	(1)
Non-interest expenses (2)	793	789	853
Income tax expense	135	129	148
Net income	$394	$370	$422
Net income attributable to non-controlling interest in subsidiaries	$2	$2	$3
Net income attributable to equity holders of the Bank	$392	$368	$419
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for Amortization of acquisition-related intangible assets, excluding software of $9 (October 31, 2022 – $9; January 31, 2022 – $9).
Net income
Q1 2023 vs Q1 2022
Net income attributable to equity holders was $385 million, a decrease of $27 million or 7%, due primarily to lower fee income and the impact of elevated seasonal performance fees in the prior year, partly offset by higher net interest income and lower non-interest
expenses.
Q1 2023 vs Q4 2022
Net income attributable to equity holders increased $24 million or 6%. The increase was due primarily to higher fee revenue and net interest income, partly offset by volume-driven expense growth.
Assets under management (AUM) and assets under administration (AUA)
Q1 2023 vs Q1 2022
Assets under management of $322 billion decreased $23 billion or 7% driven by market depreciation and net redemptions. Assets under administration of $607 billion increased $6 billion or 1% due primarily to higher net sales partly offset by market depreciation.
Q1 2023 vs Q4 2022
Assets under management increased $11 billion or 4% due primarily to market appreciation. Assets under administration increased $27 billion or 5% due primarily to market appreciation and higher net sales.
Total revenue
Q1 2023 vs Q1 2022
Revenues were $1,323 million, down $99 million or 7% due primarily to lower fee income driven by lower AUM and client trading volumes, and the impact of elevated seasonal performance fees in the prior year, partly offset by higher net interest income driven by strong loan growth and improved margins.
Q1 2023 vs Q4 2022
Revenues were up $34 million or 3% due primarily to higher fee revenue driven by AUM growth from market appreciation, and higher net interest income from loan growth and improved margins.
Provision for credit losses
Q1 2023 vs Q1 2022
The provision for credit losses was $1 million, an increase of $2 million. The provision for credit losses ratio increased two basis points to one basis point.
Q1 2023 vs Q4 2022
The provision for credit losses was $1 million, unchanged from last quarter. The provision for credit losses ratio decreased from two basis points to one basis point.
Non-interest
expenses
Q1 2023 vs Q1 2022
Non-interest
expenses of $802 million were down $60 million or 7%, driven largely by lower volume-related expenses and the impact of elevated seasonal performance fees in the prior year.
Q1 2023 vs Q4 2022
Non-interest
expenses were up $4 million or 1%, driven largely by higher volume-related expenses.
Taxes
The effective tax rate was 25.6% compared to 26.1% in the prior year and 25.8% in the prior quarter.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Global Banking and Markets
T12 Global Banking and Markets financial performance

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2023	October 31 2022	January 31 2022
Reported Results
Net interest income	$454	$492	$373
Non-interest income	1,049	862	1,031
Total revenue	1,503	1,354	1,404
Provision for credit losses	15	11	(16)
Non-interest expenses	773	696	670
Income tax expense	196	163	189
Net income	$519	$484	$561
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders of the Bank	$519	$484	$561
Other financial data and measures
Return on equity (1)	13.2%	13.4%	17.4%
Provision for credit losses – performing (Stage 1 and 2)	$13	$(11)	$(8)
Provision for credit losses – impaired (Stage 3)	$2	$22	$(8)
Provision for credit losses as a percentage of average net loans and acceptances (annualized) (2)	0.04%	0.03%	(0.06)%
Provision for credit losses on impaired loans as a percentage of average net loans and acceptances (annualized) (2)	–%	0.06%	(0.03)%
Net write-offs as a percentage of average net loans and acceptances (2)	0.02%	0.01%	0.01%
Average assets ($ billions)	$481	$461	$444
Average liabilities ($ billions)	$455	$430	$407
(1)	Refer to Non-GAAP Measures on page 4 for the description of the measure.
(2)	Refer to Glossary on page 50 for the description of the measure.
Net income
Q1 2023 vs Q1 2022
Net income attributable to equity holders was $519 million, a decrease of $42 million or 7%, due mainly to higher non-interest
expenses and provision for credit losses, partly offset by higher net interest income, non-interest
income, and the positive impact of foreign currency translation.
Q1 2023 vs Q4 2022
Net income attributable to equity holders increased by $35 million or 7%. This was due to higher non-interest
income, partly offset by higher
non-interest
expense, lower net interest income and higher provision for credit losses.
Average assets
Q1 2023 vs Q1 2022
Average assets were $481 billion, an increase of $37 billion or 8% due mainly to increases in business loans, securities purchased under resale agreements, and the impact of foreign currency translation, partly offset by lower trading securities. Business loans increased 33%, primarily in Canada and the U.S.
Q1 2023 vs Q4 2022
Average assets increased $20 billion or 4% due mainly to increases in securities purchased under resale agreements, business loans, and the impact of foreign currency translation.
Average liabilities
Q1 2023 vs Q1 2022
Average liabilities were $455 billion, an increase of $48 billion or 12% due mainly to increases in deposits, securities sold under repurchase agreements, derivative-related liabilities, and the impact of foreign currency translation.
Q1 2023 vs Q4 2022
Average liabilities increased $25 billion or 6% due mainly to increases in securities sold under repurchase agreements and the impact of foreign currency translation.
Total revenue
Q1 2023 vs Q1 2022
Revenues were $1,503 million, an increase of $99 million or 7% due to higher net interest income, non-interest
income and the positive impact of foreign currency translation.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Q1 2023 vs Q4 2022
Revenues increased by $149 million or 11% due to higher
non-interest
income, partly offset by lower
net-interest
income.
Net interest income
Q1 2023 vs Q1 2022
Net interest income was $454 million, an increase of $81 million or 22% due to growth in business loans and deposits, increased deposit margins, higher loan fees and the positive impact of foreign currency translation, partly offset by higher trading-related funding costs. Business loans increased 33% primarily in Canada and US.
Q1 2023 vs Q4 2022
Net interest income decreased by $38 million or 8% due to lower deposit margins, partly offset by growth in business loans and deposits, loan fees and the positive impact of foreign currency translation.
Non-interest
income
Q1 2023 vs Q1 2022
Non-interest
income was $1,049 million, an increase of $18 million or 2% due to higher trading revenues, banking fees and the positive impact of foreign currency translation, partly offset by lower underwriting and advisory fees.
Q1 2023 vs Q4 2022
Non-interest
income increased by $187 million or 22%, due mainly to higher trading revenues in the fixed income and equities businesses, partly offset by lower underwriting and advisory fees.
Provision for credit losses
Q1 2023 vs Q1 2022
The provision for credit losses was $15 million, compared to a net reversal of $16 million. The provision for credit losses ratio was four basis points, an increase of ten basis points.
Provision for credit losses on performing loans was $13 million, compared to a net reversal of $8 million. The increase in provision was due primarily to the less favourable macroeconomic outlook.
Provision for credit losses on impaired loans was $2 million, compared to a net reversal of $8 million as prior period included a recovery on one account. The provision for credit losses ratio on impaired loans was nil.
Q1 2023 vs Q4 2022
The provision for credit losses was $15 million, compared to $11 million, an increase of $4 million. The provision for credit losses ratio was four basis points, an increase of one basis point.
Provision for credit losses on performing loans was $13 million, compared to a net reversal of $11 million last quarter due primarily to a less favourable macroeconomic outlook.
Provision for credit losses on impaired loans was $2 million, a decrease of $20 million due primarily to lower provisions driven by lower formations in the period. The provision for credit losses ratio on impaired loans decreased six basis points to nil.
Non-interest
expenses
Q1 2023 vs Q1 2022
Non-interest
expenses of $773 million, were up $103 million or 15%, due mainly to higher personnel and technology costs to support business growth, and the negative impact of foreign currency translation.
Q1 2023 vs Q4 2022
Non-interest
expenses increased $77 million or 11% due mainly to increases in personnel and technology costs to support business growth, seasonally higher shared-based compensation, and the negative impact of foreign currency translation.
Taxes
The effective tax rate was 27.5% compared to 25.2% in the prior year and prior quarter. The increase was driven mainly by an increase in the Canadian statutory tax rate, higher non-deductible
expenses and change in earnings mix across jurisdictions.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Other
(1)
T13 Other financial performance

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2023	October 31 2022	January 31 2022
Reported Results
Net interest income (2)	$(383)	$(245)	$16
Non-interest income (2)(3)	(328)	(410)	(64)
Total revenue	(711)	(655)	(48)
Provision for credit losses	–	(1)	–
Non-interest expenses	4	274	124
Income tax expense (2)	198	(325)	(105)
Net income	$(913)	$(603)	$(67)
Net income attributable to non-controlling interest in subsidiaries	$–	$–	$–
Net income attributable to equity holders	$(913)	$(603)	$(67)
Other measures
Average assets ($ billions)	$187	$175	$156
Average liabilities ($ billions)	$282	$278	$245
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes and differences in the actual amount of costs incurred and charged to the operating segments.

(2)
Includes the elimination of the
tax-exempt
income
gross-up
reported in net interest income,
non-interest
income and provision for income taxes of $120 (October 31, 2022–$99; January 31, 2022–$92) to arrive at the amounts reported in the Consolidated Statement of Income.

(3)
Income (on a taxable equivalent basis) from investments in associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies of $(65) (October 31, 2022 – $(30); January 31, 2022 – $14).

T13A Adjusted Other financial performance

	For the three months ended
(Unaudited) ($ millions) (Taxable equivalent basis)	January 31 2023	October 31 2022	January 31 2022
Adjusted Results (1)
Net interest income	$(383)	$(245)	$16
Non-interest income (2)	(328)	(49)	(64)
Total revenue	(711)	(294)	(48)
Provision for credit losses	–	(1)	–
Non-interest expenses (3)	4	56	124
Income tax expense (4)	(381)	(250)	(105)
Net income	$(334)	$(99)	$(67)
Net income attributable to non-controlling interest in subsidiaries	$–	$1	$–
Net income attributable to equity holders	$(334)	$(100)	$(67)
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.
(2)	Includes adjustment for net loss on divestitures and wind-down of operations of $361 in Q4, 2022.
(3)	Includes adjustments for support costs for Scene+ loyalty program of $133 and restructuring and other provisions of $85 in Q4, 2022.
(4)	Includes adjustment for the Canada Recovery Dividend of $579 in Q1, 2023.
The Other segment includes Group Treasury, smaller operating segments and corporate items which are not allocated to a business line. Group Treasury is primarily responsible for Balance Sheet, Liquidity and Interest Rate Risk management, which includes the Bank’s wholesale funding activities.
Net interest income,
non-interest
income, and the provision for income taxes in each period include the elimination of tax-exempt
income
gross-up.
This amount is included in the operating segments, which are reported on a taxable equivalent basis.
Net income from associated corporations and the provision for income taxes in each period include the tax normalization adjustments related to the gross-up
of income from associated companies. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.
Q1 2023 vs Q1 2022
Net income attributable to equity holders was a net loss of $913 million, which included $579 million of income tax expense related to the Canada Recovery Dividend. Adjusted net income attributable to equity holders was a net loss of $334 million compared to a net loss of $67 million in the prior year. The decrease of $267 million was due mainly to lower revenues of $663 million, partly offset by lower expenses and income taxes. Approximately three quarters of the lower revenue relates to treasury activities due mainly to higher term funding costs and lower income from hedges reflecting the Bank’s interest rate position to benefit from declining rates, which were partly offset by higher income from liquid assets. Also contributing to the lower revenue was lower income from associated corporations, and lower investment gains.
Q1 2023 vs Q4 2022
Net income attributable to equity holders decreased $310 million from the prior quarter. On an adjusted basis, net income attributable to equity holders decreased $234 million, due mainly to lower revenues of $417 million, partly offset by lower expenses and income taxes. Approximately half of the lower revenue relates to treasury activities due mainly to higher term funding costs, and lower income from hedges reflecting the Bank’s interest rate position to benefit from declining rates, which were partly offset by higher income from liquid assets. Also contributing to the revenue decrease was lower investment gains, and lower income from associated corporations.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Geographic Highlights
T14 Geographic highlights

	For the three months ended January 31, 2023
(Unaudited) ($millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,232	$296	$514	$331	$379	$134	$428	$255	$4,569
Non-interest income	2,005	310	205	134	207	96	201	253	3,411
Total revenue	4,237	606	719	465	586	230	629	508	7,980
Provision for credit losses	228	3	56	98	122	74	36	21	638
Non-interest expenses	2,469	313	351	178	240	156	361	396	4,464
Income tax expense	811	82	67	45	33	3	49	16	1,106
Net income	729	208	245	144	191	(3)	183	75	1,772
Net income attributable to non-controlling interests in subsidiaries	–	–	5	1	11	(4)	27	–	40
Net income attributable to equity holders of the Bank	$729	$208	$240	$143	$180	$1	$156	$75	$1,732
Adjusted results (1)
Adjustments	586	–	–	1	5	–	1	1	594
Adjusted net income (loss) attributable to equity holders of the Bank	$1,315	$208	$240	$144	$185	$1	$157	$76	$2,326
Average Assets ($billions)	$834	$212	$54	$28	$59	$13	$34	$146	$1,380

	For the three months ended October 31, 2022
(Unaudited) ($millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,390	$301	$474	$293	$374	$143	$415	$232	$4,622
Non-interest income	1,690	336	188	114	152	92	158	274	3,004
Total revenue	4,080	637	662	407	526	235	573	506	7,626
Provision for credit losses	188	(14)	61	86	95	57	43	13	529
Non-interest expenses	2,616	272	333	170	213	176	349	400	4,529
Income tax expense	242	95	45	40	–	(6)	35	24	475
Net income	1,034	284	223	111	218	8	146	69	2,093
Net income attributable to non-controlling interests in subsidiaries	2	–	5	–	4	2	25	–	38
Net income attributable to equity holders of the Bank	$1,032	$284	$218	$111	$214	$6	$121	$69	$2,055
Adjusted results (1)
Adjustments	482	–	1	2	6	1	1	28	521
Adjusted net income (loss) attributable to equity holders of the Bank	$1,514	$284	$219	$113	$220	$7	$122	$97	$2,576
Average Assets ($billions)	$816	$200	$49	$27	$54	$13	$33	$141	$1,333

	For the three months ended January 31, 2022
(Unaudited) ($millions)	Canada	U.S.	Mexico	Peru	Chile	Colombia	Caribbean and Central America	Other	Total
Reported results
Net interest income	$2,386	$201	$421	$279	$405	$162	$325	$165	$4,344
Non-interest income	2,312	278	173	119	139	103	183	398	3,705
Total revenue	4,698	479	594	398	544	265	508	563	8,049
Provision for credit losses	(37)	(6)	60	75	39	46	40	5	222
Non-interest expenses	2,462	255	289	149	224	175	334	335	4,223
Income tax expense	540	59	60	48	52	18	34	53	864
Net income	1,733	171	185	126	229	26	100	170	2,740
Net income attributable to non-controlling interests in subsidiaries	–	–	4	2	50	11	21	–	88
Net income attributable to equity holders of the Bank	$1,733	$171	$181	$124	$179	$15	$79	$170	$2,652
Adjusted results (1)
Adjustments	10	–	–	1	5	–	1	1	18
Adjusted net income (loss) attributable to equity holders of the Bank	$1,743	$171	$181	$125	$184	$15	$80	$171	$2,670
Average Assets ($billions)	$721	$213	$43	$25	$52	$13	$30	$142	$1,239
(1)	Refer to Non-GAAP Measures on page 4 for adjusted results.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Quarterly Financial Highlights
T15 Quarterly financial highlights

	For the three months ended
(Unaudited) ($ millions)	January 31 2023	October 31 2022	July 31 2022	April 30 2022	January 31 2022	October 31 2021		July 31 2021	April 30 2021
Reported results
Net interest income	$4,569	$4,622	$4,676	$4,473	$4,344	$4,217		$4,217	$4,176
Non-interest income	3,411	3,004	3,123	3,469	3,705	3,470		3,540	3,560
Total revenue	$7,980	$7,626	$7,799	$7,942	$8,049	$7,687		$7,757	$7,736
Provision for credit losses	638	529	412	219	222	168		380	496
Non-interest expenses	4,464	4,529	4,191	4,159	4,223	4,271		4,097	4,042
Income tax expense	1,106	475	602	817	864	689		738	742
Net income	$1,772	$2,093	$2,594	$2,747	$2,740	$2,559		$2,542	$2,456
Basic earnings per share ($)	1.37	1.64	2.10	2.16	2.15	1.98		2.00	1.89
Diluted earnings per share ($)	1.36	1.63	2.09	2.16	2.14	1.97		1.99	1.88
Net interest margin (%) (1)	2.11	2.18	2.22	2.23	2.16	2.17		2.23	2.26
Effective tax rate (%) (2)	38.4	18.5	18.8	22.9	24.0	21.2		22.5	23.2
Adjusted results (1)
Adjusting items impacting non-interest income and total revenue (Pre-tax)
Net loss on divestitures and wind-down of operations	$–	$361	$–	$–	$–	$–		$–	$–
Adjusting items impacting non-interest expenses (Pre-tax)
Amortization of acquisition-related intangible assets	21	24	24	24	25	25		24	26
Restructuring and other provisions	–	85	–	–	–	188	(3)	–	–
Support costs for the Scene+ loyalty program	–	133	–	–	–	–		–	–
Total non-interest expenses adjustments (Pre-tax)	21	242	24	24	25	213		24	26
Total impact of adjusting items on net income before taxes	21	603	24	24	25	213		24	26
Impact of adjusting items on income tax expense:
Canada recovery dividend	579	–	–	–	–	–		–	–
Impact of other adjusting items on income tax expense	(6)	(81)	(7)	(6)	(7)	(56)		(6)	(7)
Total impact of adjusting items on net income	594	522	17	18	18	157		18	19
Adjusted net income	$2,366	$2,615	$2,611	$2,765	$2,758	$2,716		$2,560	$2,475
Adjusted diluted earnings per share ($)	1.85	2.06	2.10	2.18	2.15	2.10		2.01	1.90
(1)	Refer to page 4 for a discussion of Non-GAAP Measures.
(2)	Refer to Glossary on page 50 for the description of the measure.
(3)
The Bank recorded restructuring and other provisions of $139 ($188 pre-tax) in the Other operating segment in Q4, 2021. The restructuring charge of $93 ($126 pre-tax) was substantially related to International Banking. The settlement and litigation provisions of $46 ($62 pre-tax) was in connection with the Bank’s former metals business.

Trending analysis
Earnings over the period were driven by generally higher net interest income from steady loan and deposit growth and prudent expense management, partly offset by a rising trend in provision for credit losses.
Total revenue
Canadian Banking net interest income over the period has increased driven by strong loan and deposit growth. Recent quarters have benefitted from Bank of Canada rate increases. International Banking net interest income has trended upward driven by growth in residential mortgages and commercial loans. Global Wealth Management non-interest income growth over the period has been impacted by adverse market conditions resulting in lower fee-based
assets and revenues. Global Banking and Markets revenues are affected by market conditions that impact client activity in the capital markets and corporate and investment banking businesses. Revenues in the Other segment were impacted by higher term funding costs and other treasury activities.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Provision for credit losses
Provision for credit losses trended upward during the period driven by lower reversals of provisions for credit losses on performing loans, a less favourable macroeconomic forecast, portfolio growth and higher impaired loan provisions due to credit migration.
Non-interest
expenses
Non-interest
expenses reflect the Bank’s ongoing focus on expense management and efficiency initiatives, while continuing to invest in personnel and technology to support business growth. Seasonality, adjusting items and the impact of foreign currency translation have also contributed to fluctuations over the period.
Provision for income taxes
The effective tax rate was 38.4% this quarter due mainly to the impact of the Canada Recovery Dividend. The effective tax rate average was 23.7% over the period and was impacted by divestitures, varying levels of provision for credit losses and net income earned in foreign jurisdictions, as well as the variability of tax-exempt
dividend income and inflationary benefits.
Financial Position
T16 Condensed statement of financial position

	As at
(Unaudited) ($ billions)	January 31 2023	October 31 2022	Change	Volume Change	FX Change
Assets
Cash, deposits with financial institutions and precious metals	$82.1	$66.4	23.6%	24.4%	(0.8)%
Trading assets	116.3	113.2	2.8	2.8	–
Securities purchased under resale agreements and securities borrowed	178.7	175.3	1.9	2.1	(0.2)
Investment securities	111.0	110.0	0.9	0.9	–
Loans	755.2	745.0	1.4	0.8	0.6
Other	131.1	139.5	(6.0)	(6.1)	0.1
Total assets	$1,374.4	$1,349.4	1.9%	1.6%	0.3%
Liabilities
Deposits	$949.9	$916.2	3.7%	3.6%	0.1%
Obligations related to securities sold under repurchase agreements and securities lent	132.2	139.0	(4.9)	(5.0)	0.1
Other liabilities	207.9	211.0	(1.5)	(2.6)	1.1
Subordinated debentures	8.7	8.5	2.9	3.7	(0.8)
Total liabilities	$1,298.7	$1,274.7	1.9%	1.7%	0.2%
Equity
Common equity (1)	$66.1	$65.1	1.5%	0.9%	0.6%
Preferred shares and other equity instruments	8.1	8.1	–	–	–
Non-controlling interests in subsidiaries	1.5	1.5	2.6	1.0	1.6
Total equity	$75.7	$74.7	1.3	0.8	0.5
Total liabilities and equity	$1,374.4	$1,349.4	1.9%	1.6%	0.3%
(1)	Includes net impact of foreign currency translation, primarily change in spot rates on the translation of assets and liabilities from functional currency to Canadian dollar equivalent.
The Bank’s total assets were $1,374 billion as at January 31, 2023, up $25 billion or 2% from October 31, 2022. Cash and deposits with financial institutions increased $15 billion due primarily to higher balances with central banks. Trading securities increased $3 billion due mainly to higher client activity. Loans increased $10 billion. Residential mortgages increased $4 billion, mainly in Chile and Mexico. Personal loans and credit cards increased $3 billion reflecting increased consumer spending. Business and government loans increased $4 billion, mainly in Chile, Mexico, and Colombia. Securities purchased under resale agreements and securities borrowed increased $3 billion due to higher client demand. Derivative instrument assets decreased by $11 billion due to changes in foreign exchange rates, interest rates and lower activity.
Total liabilities were $1,299 billion as at January 31, 2023, up $24 billion or 2% from October 31, 2022. Total deposits increased $34 billion. Personal deposits of $275 billion increased $9 billion due primarily to growth in the term deposits portfolio in Canada. Business and government deposits grew by $24 billion mainly in Canada. Deposits by financial institutions increased $1 billion. Obligations related to securities sold short increased by $3 billion due mainly to higher client activity. Obligations related to securities sold under repurchase agreements and securities lent decreased by $7 billion. Derivative instrument liabilities decreased $13 billion due to changes in interest rates, foreign exchange rates and lower hedging activity and client demand.
Total shareholders’ equity was $76 billion, an increase of $1 billion from October 31, 2022. Equity was higher due to current year earnings of $1,772 million and other comprehensive income of $549 million. Partly offsetting these items were dividends paid of $1,329 million.
Risk Management
The Bank’s risk management policies and practices have not substantially changed from those outlined in the Bank’s 2022 Annual Report. For a complete discussion of the risk management policies and practices and additional information on risk factors, refer to the “Risk Management” section in the 2022 Annual Report.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Significant developments that took place during this quarter are as follows:
Credit risk
Allowance for credit losses
IFRS 9
Financial Instruments
, requires the consideration of past events, current conditions and reasonable and supportable forward-looking information over the life of the exposure to measure expected credit losses. Furthermore, to assess significant increases in credit risk, IFRS 9 requires that entities assess changes in the risk of a default occurring over the expected life of a financial instrument when determining staging. Consistent with the requirements of IFRS 9, the Bank considers both quantitative and qualitative information in the assessment of a significant increase in risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs, as further described below. Expert credit judgement may be made in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or political events of the market up to the date of the financial statements. Expert credit judgement continues to be applied in the assessment of underlying credit deterioration and migration of balances to progressive stages.
The Bank has no direct credit exposure to Russia or Ukraine but does have credit exposure to businesses that are impacted either directly or indirectly by higher energy costs or commodity prices, or potential disruption within their supply chains. The Bank monitors both the internal and external indicators for signs of contagion risk and any second or third order risks that may arise from the war in Ukraine above and beyond those captured in the macroeconomic outlook. Such impacts are not significant and are appropriately mitigated.
The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. The base case is less favourable this quarter as stronger observed inflation pressures – and the U.S Federal Reserve’s stronger tone – will bring monetary policy rates to higher than previously forecasted levels. The optimistic scenario features somewhat stronger economic activity relative to the base case.
The two pessimistic scenarios were updated this quarter to reflect the potential risk of stagflation and recession and are built around alternative assumptions on the source, duration and impact of stagflation shocks. These pessimistic scenarios are less severe than last quarter as they reflect less uncertainty in regard to the impact of the Russia/Ukraine war, and a portion of the previously assumed risk of strong inflation has materialized and is now captured in the base case.
The updated pessimistic scenarios both feature a protracted period of elevated financial market uncertainty and a further disruption to supply chains, with these being more severe in the very pessimistic scenario. The pessimistic scenario also adds high commodity prices as a source for stagflation shock, while these are simply reacting (negatively) to the weaker global economy in the very pessimistic scenario. Consequently, these scenarios feature much higher inflation compared to the base case scenario. Central banks respond by increasing rates more aggressively in the pessimistic scenarios, pushing rates across the yield curve higher compared to the base case scenario and resulting in a rapid deceleration of growth. In the pessimistic scenario, stagflation is short-lived, while in the very pessimistic scenario, the stagflation shock is stronger and persists for a longer period of time.
The table below shows a comparison of projections for the next 12 months, as at January 31, 2023, and October 31, 2022, of select macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses (see page 64 for all key variables). Further changes in these variables up to the date of the financial statements is incorporated through expert credit judgment:
T17 Select macroeconomic variable projections

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Very Pessimistic
Next 12 months	As at January 31 2023	As at October 31 2022	As at January 31 2023	As at October 31 2022	As at January 31 2023	As at October 31 2022	As at January 31 2023	As at October 31 2022
Canada
Real GDP growth, y/y % change	0.8	1.2	1.7	2.4	-2.2	-4.8	-3.2	-5.9
Consumer price index, y/y %	4.1	4.9	4.3	5.2	6.3	9.3	7.0	12.5
Bank of Canada overnight rate target, average %	4.2	3.8	4.5	4.2	4.8	5.1	5.1	5.1
Unemployment rate, average %	5.8	5.7	5.4	5.1	7.8	9.7	8.6	10.2
US
Real GDP growth, y/y % change	0.6	0.6	1.3	1.3	-2.3	-5.1	-3.2	-6.5
Consumer price index, y/y %	5.0	5.4	5.2	5.8	7.3	10.0	8.1	13.2
Target federal funds rate, average %	4.9	3.5	5.2	4.7	5.6	4.8	5.8	4.8
Unemployment rate, average %	4.2	4.3	4.0	4.2	6.0	7.9	6.7	8.3
Global
WTI oil price, average USD/bbl	94	89	99	95	108	116	80	125
The table below shows a quarterly breakdown of the projections for the above macroeconomic variables, as at January 31, 2023 and October 31, 2022, under the base case scenario:

Next 12 months	Base Case Scenario
	Calendar Quarters				Average January 31 2023	Calendar Quarters				Average October 31 2022
	Q1 2023	Q2 2023	Q3 2023	Q4 2023		Q4 2022	Q1 2023	Q2 2023	Q3 2023
Canada
Real GDP growth, y/y % change	1.7	0.9	0.2	0.3	0.8	1.9	1.2	0.6	1.0	1.2
Consumer price index, y/y %	5.9	4.2	3.6	2.9	4.1	6.9	5.1	4.0	3.6	4.9
Bank of Canada overnight rate target, %	4.3	4.3	4.3	4.0	4.2	3.8	3.8	3.8	3.8	3.8
Unemployment rate, average %	5.4	5.7	6.0	6.1	5.8	5.4	5.6	5.8	5.9	5.7
U.S.
Real GDP growth, y/y % change	0.8	0.8	0.4	0.4	0.6	0.1	0.6	1.0	0.8	0.6
Consumer price index, y/y %	6.5	5.3	4.5	3.8	5.0	7.2	5.8	4.6	4.0	5.4
Target federal funds rate, upper limit, %	5.0	5.0	5.0	4.8	4.9	3.5	3.5	3.5	3.5	3.5
Unemployment rate, average %	3.9	4.1	4.3	4.5	4.2	3.8	4.1	4.4	4.8	4.3
Global
WTI oil price, average USD/bbl	93	97	96	90	94	90	89	89	88	89

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The total allowance for credit losses as at January 31, 2023 was $5,668 million compared to $5,499 million last quarter. The allowance for credit losses ratio was 72 basis points, an increase of one basis point. The allowance for credit losses on loans was $5,513 million, up $165 million from the prior quarter. The increase was due primarily to the impact of foreign currency translation, as well as the impact of a less favourable macroeconomic outlook on the corporate and commercial portfolios, higher provisions in retail banking, mainly in Chile, and residential mortgage and auto loan portfolios in Canada.
The allowance against performing loans was higher at $3,859 million compared to $3,713 million as at October 31, 2022. The allowance for performing loans ratio was 51 basis points, an increase of one basis point. The increase was due primarily to the impact of a less favourable macroeconomic outlook on the corporate and commercial portfolios and higher provisions in the residential mortgage and auto loan portfolios in Canada.
The allowance on impaired loans increased to $1,654 million from $1,635 million last quarter. The allowance for impaired loans ratio was 21 basis points, unchanged from the prior quarter.
Impaired loans
Gross impaired loans increased to $5,104 million as at January 31, 2023, from $4,786 million last quarter. The increase was due primarily to the impact of foreign currency translation and new formations in retail and Canadian commercial portfolios. The gross impaired loan ratio was 65 basis points as at January 31, 2023, an increase of three basis points from last quarter.
Net impaired loans in Canadian Banking were $667 million as at January 31, 2023, an increase of $165 million from last quarter, due primarily to higher retail and commercial formations. International Banking’s net impaired loans were $2,650 million as at January 31, 2023, an increase of $140 million from last quarter, due primarily to the impact of foreign currency translation and net formations in retail portfolio. In Global Banking and Markets, net impaired loans were $120 million as at January 31, 2023, a decrease of $8 million from last quarter, due primarily to lower formations. In Global Wealth Management, net impaired loans were $13 million as at January 31, 2023, an increase of $2 million from last quarter. Net impaired loans as a percentage of loans and acceptances were 0.44% as at January 31, 2023, an increase of three basis point from 0.41% last quarter.
Overview of loan portfolio
The Bank has a well-diversified portfolio by product, business, and geography. Details of certain portfolios of current focus are highlighted below.
Real estate secured lending
A large portion of the Bank’s lending portfolio is comprised of residential mortgages and consumer loans, which are well diversified by borrower. As at January 31, 2023, these loans amounted to $470 billion or 60% of the Bank’s total loans and acceptances outstanding (October 31, 2022 – $463 billion or 60%). Of these, $376 billion or 80% are real estate secured loans (October 31, 2022 – $371 billion or 80%). The tables below provide more details by portfolios.
Insured and uninsured mortgages and home equity lines of credit
(1)
The following table presents amounts of insured and uninsured residential mortgages and home equity lines of credit (HELOCs), by geographic areas.
T18 Insured and uninsured residential mortgages and HELOCs, by geographic areas

	As at January 31, 2023
	Residential mortgages						Home equity lines of credit
	Insured (2)		Uninsured		Total		Insured (2)		Uninsured		Total
($ millions)	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
Canada: (3)
Atlantic provinces	$5,140	1.7%	$6,560	2.2%	$11,700	3.9%	$–	–%	$1,043	4.7%	$1,043	4.7%
Quebec	8,206	2.6	12,113	4.0	20,319	6.6	–	–	1,091	4.9	1,091	4.9
Ontario	33,881	11.2	133,259	44.1	167,140	55.3	–	–	12,866	58.3	12,866	58.3
Manitoba & Saskatchewan	5,603	1.9	4,706	1.5	10,309	3.4	–	–	634	2.9	634	2.9
Alberta	17,103	5.7	15,487	5.1	32,590	10.8	–	–	2,343	10.6	2,343	10.6
British Columbia & Territories	11,689	3.9	48,560	16.1	60,249	20.0	–	–	4,110	18.6	4,110	18.6
Canada (4)(5)	$81,622	27.0%	$220,685	73.0%	$302,307	100%	$–	–%	$22,087	100%	$22,087	100%
International	–	–	51,220	100	51,220	100	–	–	–	–	–	–
Total	$81,622	23.1%	$271,905	76.9%	$353,527	100%	$–	–%	$22,087	100%	$22,087	100%
	As at October 31, 2022
Canada (4)(5)	$83,514	27.6%	$218,972	72.4%	$302,486	100%	$–	–%	$22,178	100%	$22,178	100%
International	–	–	46,793	100	46,793	100	–	–	–	–	–	–
Total	$83,514	23.9%	$265,765	76.1%	$349,279	100%	$–	–%	$22,178	100%	$22,178	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Default insurance is contractual coverage for the life of eligible facilities whereby the Bank’s exposure to real estate secured lending is protected against potential shortfalls caused by borrower default. This insurance is provided by either government-backed entities or private mortgage insurers.

(3)	The province represents the location of the property in Canada.
(4)	Includes multi-residential dwellings (4+ units) of $3,737 (October 31, 2022 – $3,782) of which $2,512 are insured (October 31, 2022 – $2,524).
(5)	Variable rate mortgages account for 37% (October 31, 2022 – 37%) of the Bank’s total Canadian residential mortgage portfolio.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Amortization period ranges for residential mortgages
(1)
The following table presents the distribution of residential mortgages by remaining amortization periods, and by geographic areas.
T19 Distribution of residential mortgages by amortization periods, and by geographic areas

	As at January 31, 2023
	Residential mortgages by amortization period
	Less than 20 years	20-24 years	25-29 years	30-34 years	35 years and greater	Total residential mortgages
Canada	30.7%	39.4%	28.4%	1.3%	0.2%	100%
International	61.2%	17.1%	18.3%	3.4%	0.0%	100%
	As at October 31, 2022
Canada	29.2%	40.5%	28.5%	1.6%	0.2%	100%
International	62.8%	16.9%	17.5%	2.8%	0.0%	100%
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
Loan to value ratios
(1)
The Canadian residential mortgage portfolio is 73% uninsured (October 31, 2022 – 72%). The average loan-to-value
(LTV) ratio of the uninsured portfolio is 52% (October 31, 2022 – 49%).
The following table presents the weighted average LTV ratio for total newly-originated uninsured residential mortgages and home equity lines of credit, which include mortgages for purchases, refinances with a request for additional funds and transfers from other financial institutions, by geographic areas in the current quarter.
T20 Loan to value ratios

	Uninsured LTV ratios
	For the three months ended January 31, 2023
	Residential mortgages	Home equity lines of credit (2)
	LTV%	LTV%
Canada (3)
Atlantic provinces	60.3%	63.5%
Quebec	62.4	67.5
Ontario	62.6	63.6
Manitoba & Saskatchewan	65.7	62.3
Alberta	65.3	67.8
British Columbia & Territories	61.5	63.3
Canada (3)	62.5%	64.0%
International	73.2%	n/a
	For the three months ended October 31, 2022
Canada (3)	62.8%	63.1%
International	72.4%	n/a
(1)	The measures in this section have been disclosed in this document in accordance with OSFI Guideline – B20 – Residential Mortgage Underwriting Practices and Procedures (January 2018).
(2)
Includes all home equity lines of credit (HELOC). For Scotia Total Equity Plan HELOCs, LTV is calculated based on the sum of residential mortgages and the authorized limit for related HELOCs, divided by the value of the related residential property, and presented on a weighted average basis for newly originated mortgages and HELOCs.

(3)	The province represents the location of the property in Canada.
Potential impact on residential mortgages and real estate home equity lines of credit in the event of an economic downturn
As part of its stress testing program, the Bank analyzes the impact of various combinations of home price declines and unemployment increases on the Bank’s residential mortgage portfolios. Those results continue to show that credit losses and impacts on capital ratios are within a level the Bank considers manageable. In addition, the Bank has undertaken extensive all-Bank
scenario analyses to assess the impact to the enterprise of different scenarios and is confident that it has the financial resources to withstand even a very negative outlook.
Regional
non-retail
exposures
The Bank’s exposures outside Canada and the U.S. are diversified by region and product and are sized appropriately relative to the credit worthiness of the counterparties (65% of the exposures are to investment grade counterparties based on a combination of internal and external ratings). The Bank’s exposures are carried at amortized cost or fair value using observable inputs, with negligible amounts valued using models with unobservable inputs (Level 3). There were no significant events in the quarter that have materially impacted the Bank’s exposures.
The Bank has no direct exposure to Russia or Ukraine. While some customers may be negatively impacted by the conflict in the region and by trade restrictions as a result of sanctions, the impact to the Bank, to date, is immaterial and appropriately mitigated.
The Bank’s exposures to sovereigns was $69.5 billion as at January 31, 2023 (October 31, 2022 – $60.5 billion), $13.2 billion to banks (October 31, 2022 – $16.3 billion) and $131.5 billion to corporates (October 31, 2022 – $128.2 billion).

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

In addition to exposures detailed in the table below, the Bank had indirect exposures consisting of securities exposures to non-European
entities whose parent company is domiciled in Europe of $0.4 billion as at January 31, 2023 (October 31, 2022 – $0.4 billion).
T21 Bank’s regional credit exposures distribution

	As at
	January 31, 2023							October 31, 2022
($ millions)	Loans and loan equivalents (1)	Deposits with financial institutions	Securities (2)	SFT and derivatives (3)	Funded total	Undrawn commitments (4)	Total	Total
Latin America (5)	$94,098	$10,556	$28,948	$2,809	$136,411	$10,174	$146,585	$130,858
Caribbean and Central America	12,500	3,566	3,971	25	20,062	3,491	23,553	24,186
Europe, excluding U.K.	7,941	1,592	3,277	1,906	14,716	9,030	23,746	24,298
U.K.	8,337	3,040	981	1,964	14,322	6,776	21,098	24,370
Asia	12,457	911	12,791	1,334	27,493	9,600	37,093	37,210
Other (6)	480	3	279	182	944	284	1,228	1,499
Total	$135,813	$19,668	$50,247	$8,220	$213,948	$39,355	$253,303	$242,421
(1)
Individual allowances for credit losses are $505. Letters of credit and guarantees are included as funded exposure as they have been issued. Included in loans and loans equivalent are letters of credit and guarantees which total $16,151 as at January 31, 2023 (October 31, 2022 – $15,462).

(2)	Exposures for securities are calculated taking into account derivative positions where the security is the underlying reference asset and short trading positions, with net short positions in brackets.
(3)
SFT comprise of securities purchased under resale agreements, obligations related to securities sold under repurchase agreements and securities lending and borrowing transactions. Gross and net funded exposures represent all net positive positions after taking into account collateral. Collateral held against derivatives was $3,893 and collateral held against SFT was $121,230.

(4)
Undrawn commitments represent an estimate of the contractual amount that may be drawn upon by the obligor and include commitments to issue letters of credit on behalf of other banks in a syndicated bank lending arrangement.

(5)	Includes countries in the Pacific Alliance plus Brazil, Uruguay, Venezuela, Ecuador and Argentina.
(6)	Includes Middle East and Africa.
Market risk
Value at Risk (VaR) is a key measure of market risk in the Bank’s trading activities. VaR includes both general market risk and debt specific risk components. The Bank also calculates a Stressed VaR measure.
T22 Market Risk Measures

	Average for the three months ended
Risk factor ($ millions)	January 31 2023	October 31 2022
Credit spread plus interest rate	$13.8	$12.6
Credit spread	7.5	6.6
Interest rate	13.1	11.3
Equities	3.5	3.6
Foreign exchange	2.1	1.9
Commodities	4.6	3.6
Debt specific	3.8	2.8
Diversification effect	(12.7)	(10.3)
Total VaR	$15.1	$14.2
Total Stressed VaR	$45.1	$28.7
In the first quarter of 2023, the average
one-day
Total VaR increased to $15.1 million, due primarily to increased interest rate risk.
In Q1 2023, the 2019/2020 COVID period was used to generate the Stressed VaR; resulting in an increase to Stressed VaR to $45.1 million. Last quarter, the Stressed VaR was calculated using the 2008/2009 credit crisis period.
There were no trading loss days this quarter. The quality and accuracy of the VaR models is validated by backtesting, which compares daily actual and theoretical profit and loss with the daily output of the VaR model.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customer preferences (e.g. mortgage prepayment rates).
Non-trading
interest rate sensitivity
The following table shows the
pro-forma
pre-tax
impact on the Bank’s net interest income over the next twelve months and economic value of equity of an immediate and sustained 100 basis points increase and decrease in interest rate across major currencies as defined by the Bank. Corresponding with the current interest rate environment, starting in Q3 2022, the net interest income and economic value for a down shock scenario are measured using 100 basis points decline. These calculations are based on models that consider a number of inputs and are on a constant balance sheet and make no assumptions for management actions to mitigate the risk.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

T23 Structural interest sensitivity

	As at
	January 31, 2023							October 31, 2022		January 31, 2022
	Net interest income			Economic value of equity
($ millions)	Canadian dollar	Other currencies	Total	Canadian dollar	Other currencies	Total	Net interest income	Economic value of equity		Net interest income	Economic value of equity
+100 bps	$(80)	$(224)	$(304)	$(621)	$(1,068)	$(1,689)	$(340)	$(2,021)	+100 bps	$245	$(1,041)
-100 bps	40	193	233	319	887	1,206	326	1,659	-25 bps	(75)	177
During the first quarter of 2023, both interest rate sensitivities remained within the Bank’s approved consolidated limits.
The Bank’s Asset/Liability Committee provides strategic direction for the management of structural interest rate risk within the risk appetite framework authorized by the Board of Directors. The asset/liability management strategy is executed by Group Treasury with the objective of protecting and enhancing net interest income within established risk tolerances.
The Bank supplements the immediate rate change impact analysis described above with more sophisticated analyses and tools for actual risk management purposes.
Market risk linkage to Consolidated Statement of Financial Position
Trading assets and liabilities are marked to market daily and included in trading risk measures such as VaR. Derivatives captured under trading risk measures are related to the activities of Global Banking and Markets, while derivatives captured under non-trading
risk measures comprise those used in asset/liability management and designated in a hedge relationship. A comparison of Consolidated Statement of Financial Position items which are covered under the trading and non-trading
risk measures is provided in the table below.
T24 Market risk linkage to Consolidated Statement of Financial Position of the Bank

As at January 31, 2023	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$725	$725	$–	$–	n/a
Trading assets	116,346	116,171	175	–	Interest rate, FX
Derivative financial instruments	44,820	33,582	11,238	–	Interest rate, FX, equity
Investment securities	111,004	–	111,004	–	Interest rate, FX, equity
Loans	755,157	–	755,157	–	Interest rate, FX
Assets not subject to market risk (1)	346,386	–	–	346,386	n/a
Total assets	$1,374,438	$150,478	$877,574	$346,386
Deposits	$949,887	$–	$903,924	$45,963	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	26,583	–	26,583	–	Interest rate, equity
Obligations related to securities sold short	43,439	43,439	–	–	n/a
Derivative financial instruments	52,746	31,971	20,775	–	Interest rate, FX, equity
Trading liabilities (2)	426	426	–	–	n/a
Pension and other benefit liabilities	1,632	–	1,632	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	223,974	–	–	223,974	n/a
Total liabilities	$1,298,687	$75,836	$952,914	$269,937
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

As at October 31, 2022	Market risk measure
($ millions)	Consolidated Statement of Financial Position	Trading risk	Non-trading risk	Not subject to market risk	Primary risk sensitivity of non-trading risk
Precious metals	$543	$543	$–	$–	n/a
Trading assets	113,154	113,117	37	–	Interest rate, FX
Derivative financial instruments	55,699	43,436	12,263	–	Interest rate, FX, equity
Investment securities	110,008	–	110,008	–	Interest rate, FX, equity
Loans	744,987	–	744,987	–	Interest rate, FX
Assets not subject to market risk (1)	325,027	–	–	325,027	n/a
Total assets	$1,349,418	$157,096	$867,295	$325,027
Deposits	$916,181	$–	$869,219	$46,962	Interest rate, FX, equity
Financial instruments designated at fair value through profit or loss	22,421	–	22,421	–	Interest rate, equity
Obligations related to securities sold short	40,449	40,449	–	–	n/a
Derivative financial instruments	65,900	40,685	25,215	–	Interest rate, FX, equity
Trading liabilities (2)	372	372	–	–	n/a
Pension and other benefit liabilities	1,557	–	1,557	–	Interest rate, credit spread, equity
Liabilities not subject to market risk (3)	227,789	–	–	227,789	n/a
Total liabilities	$1,274,669	$81,506	$918,412	$274,751
(1)	Includes goodwill, intangibles, other assets and securities purchased under resale agreements and securities borrowed.
(2)	Gold and silver certificates and bullion included in other liabilities.
(3)	Includes obligations related to securities sold under repurchase agreements and securities lent and other liabilities.
Liquidity risk
Effective liquidity risk management is essential to maintain the confidence of depositors and counterparties, manage the Bank’s cost of funds and to support core business activities, even under adverse circumstances.
Liquidity risk is managed within a framework of policies and limits that are approved by the Board of Directors, as outlined in Note 18 to the Condensed Interim Consolidated Financial Statements and in Note 35 to the Consolidated Financial Statements in the Bank’s 2022 Annual Report.
Liquid assets are a key component of this framework. The determination of the appropriate levels for liquid asset portfolios is based on the amount of liquidity the Bank might need to fund expected cash flows in the normal course of business, as well as what might be required in periods of stress to meet cash outflows. Stress events include periods when there are disruptions in the capital markets or events which may impair the Bank’s access to funding markets or liquidity. The Bank uses stress testing to assess the impact of stress events and to assess the amount of liquid assets that would be required in various stress scenarios.
Liquid assets
Liquid assets are a key component of liquidity management and the Bank holds these types of assets in sufficient quantity to meet potential needs.
Liquid assets can be used to generate cash either through sale, repurchase transactions or other transactions where these assets can be used as collateral to generate cash, or by allowing the asset to mature. Liquid assets include unrestricted deposits with central banks, deposits with financial institutions, call and other short-term loans, marketable securities, precious metals and securities received as collateral from securities financing and derivative transactions.
Marketable securities are securities traded in active markets, which can be converted to cash within a timeframe that is in accordance with the Bank’s liquidity management framework. Assets are assessed considering a number of factors, including the expected time it would take to convert them to cash.
Marketable securities included in liquid assets are comprised of securities specifically held as a liquidity buffer or for asset/liability management purposes, trading securities primarily held by Global Banking and Markets, and collateral received from securities financing and derivative transactions.
The Bank maintains large holdings of unencumbered liquid assets to support its operations. These assets generally can be sold or pledged to meet the Bank’s obligations. As at January 31, 2023, unencumbered liquid assets were $287 billion (October 31, 2022 – $260 billion). Securities including National Housing Act (NHA) mortgage-backed securities, comprised 73% of liquid assets (October 31, 2022 – 77%). Other unencumbered liquid assets, comprising cash and deposits with central banks, deposits with financial institutions and precious metals were 27% (October 31, 2022 – 23%). The increase in total unencumbered liquid assets was mainly attributable to an increase in cash and deposits with central banks, foreign and Canadian government securities and NHA mortgage-backed securities, partly offset by a decrease in other liquid securities and deposits with financial institutions.
The carrying values outlined in the liquid asset table are consistent with the carrying values in the Bank’s Consolidated Statement of Financial Position as at January 31, 2023. The liquidity value of the portfolio will vary under different stress events as different assumptions are used for the stress scenarios.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s liquid asset pool is summarized in the following table:
T25 Liquid asset pool

	As at January 31, 2023
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$74,150	$–	$74,150	$–	$5,289	$68,861	$–
Deposits with financial institutions	7,236	–	7,236	–	94	7,142	–
Precious metals	725	–	725	–	–	725	–
Securities:
Canadian government obligations	51,288	31,106	82,394	37,424	–	44,970	–
Foreign government obligations	100,163	114,406	214,569	100,495	–	114,074	–
Other securities	63,279	96,951	160,230	131,771	–	28,459	–
Loans:
NHA mortgage-backed securities	31,258	–	31,258	8,049	–	23,209	–
Total	$328,099	$242,463	$570,562	$277,739	$5,383	$287,440	$–

	As at October 31, 2022
	Bank-owned liquid assets	Securities received as collateral from securities financing and derivative transactions	Total liquid assets	Encumbered liquid assets		Unencumbered liquid assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral	Other
Cash and deposits with central banks	$56,720	$–	$56,720	$–	$5,254	$51,466	$–
Deposits with financial institutions	9,175	–	9,175	–	400	8,775	–
Precious metals	543	–	543	–	–	543	–
Securities:
Canadian government obligations	51,114	29,484	80,598	40,290	–	40,308	–
Foreign government obligations	98,673	108,134	206,807	104,052	–	102,755	–
Other securities	60,783	90,675	151,458	115,995	–	35,463	–
Loans:
NHA mortgage-backed securities	29,409	–	29,409	8,571	–	20,838	–
Total	$306,417	$228,293	$534,710	$268,908	$5,654	$260,148	$–
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
A summary of total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries, is presented below:
T26 Total unencumbered liquid assets held by the parent bank and its branches, and domestic and foreign subsidiaries

	As at
($ millions)	January 31 2023	October 31 2022
The Bank of Nova Scotia (Parent)	$216,625	$184,848
Bank domestic subsidiaries	28,636	26,912
Bank foreign subsidiaries	42,179	48,388
Total	$287,440	$260,148
The Bank’s liquidity pool is held across major currencies, mostly comprised of Canadian and U.S. dollar holdings. As shown above, the vast majority (85%) of liquid assets are held by the Bank’s corporate office, branches of the Bank, and Canadian subsidiaries of the Bank. To the extent a liquidity reserve held in a foreign subsidiary of the Bank is required for regulatory purposes, it is assumed to be unavailable to the rest of the Group. Other liquid assets held by a foreign subsidiary are assumed to be available only in limited circumstances. The Bank monitors and ensures compliance in relation to minimum levels of liquidity required and assets held within each entity, and/or jurisdiction.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Encumbered assets
In the course of the Bank’s
day-to-day
activities, securities and other assets are pledged to secure an obligation, participate in clearing or settlement systems, or operate in a foreign jurisdiction. Securities are also pledged under repurchase agreements. A summary of encumbered and unencumbered assets is presented below:
T27 Asset Encumbrance

	As at January 31, 2023
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$74,150	$–	$74,150	$–	$5,289	$68,861	$–
Deposits with financial institutions	7,236	–	7,236	–	94	7,142	–
Precious metals	725	–	725	–	–	725	–
Liquid securities:
Canadian government obligations	51,288	31,106	82,394	37,424	–	44,970	–
Foreign government obligations	100,163	114,406	214,569	100,495	–	114,074	–
Other liquid securities	63,279	96,951	160,230	131,771	–	28,459	–
Other securities	3,009	9,116	12,125	4,627	–	–	7,498
Loans classified as liquid assets:
NHA mortgage-backed securities	31,258	–	31,258	8,049	–	23,209	–
Other loans	731,541	–	731,541	3,723	79,569	11,107	637,142
Other financial assets (4)	250,035	(162,536)	87,499	14,426	–	–	73,073
Non-financial assets	61,754	–	61,754	–	–	–	61,754
Total	$1,374,438	$89,043	$1,463,481	$300,515	$84,952	$298,547	$779,467

	As at October 31, 2022
	Bank-owned assets	Securities received as collateral from securities financing and derivative transactions	Total assets	Encumbered assets		Unencumbered assets
($ millions)				Pledged as collateral	Other (1)	Available as collateral (2)	Other (3)
Cash and deposits with central banks	$56,720	$–	$56,720	$–	$5,254	$51,466	$–
Deposits with financial institutions	9,175	–	9,175	–	400	8,775	–
Precious metals	543	–	543	–	–	543	–
Liquid securities:
Canadian government obligations	51,114	29,484	80,598	40,290	–	40,308	–
Foreign government obligations	98,673	108,134	206,807	104,052	–	102,755	–
Other liquid securities	60,783	90,675	151,458	115,995	–	35,463	–
Other securities	2,985	11,376	14,361	3,611	–	–	10,750
Loans classified as liquid assets:
NHA mortgage-backed securities	29,409	–	29,409	8,571	–	20,838	–
Other loans	723,389	–	723,389	3,658	77,122	11,657	630,952
Other financial assets (4)	254,935	(160,410)	94,525	18,450	–	–	76,075
Non-financial assets	61,692	–	61,692	–	–	–	61,692
Total	$1,349,418	$79,259	$1,428,677	$294,627	$82,776	$271,805	$779,469
(1)	Assets which are restricted from being used to secure funding for legal or other reasons.
(2)	Assets that are readily available in the normal course of business to secure funding or meet collateral needs including central bank borrowing immediately available.
(3)
Other unencumbered assets are not subject to any restrictions on their use to secure funding or as collateral but the Bank would not consider them to be readily available. These include loans, a portion of which may be used to access central bank facilities outside of the normal course or to raise secured funding through the Bank’s secured funding programs.

(4)	Securities received as collateral against other financial assets are included within liquid securities and other securities.
As at January 31, 2023, total encumbered assets of the Bank were $385 billion (October 31, 2022 – $377 billion). Of the remaining $1,078 billion (October 31, 2022 – $1,051 billion) of unencumbered assets, $299 billion (October 31, 2022 – $272 billion) are considered readily available in the normal course of business to secure funding or meet collateral needs as detailed above.
In some
over-the-counter
derivative contracts, the Bank would be required to post additional collateral or receive less collateral in the event its credit rating was downgraded. The Bank maintains access to sufficient collateral to meet these obligations in the event of a downgrade of its ratings by one or more of the rating agencies. As at January 31, 2023, the potential adverse impact on derivatives collateral that would result from a one-notch
or
two-notch
downgrade of the Bank’s rating below its lowest current rating was $38 million or $346 million, respectively.
Encumbered liquid assets are not considered to be available for liquidity management purposes. Liquid assets which are used to hedge derivative positions in trading books or for hedging purposes are considered to be available for liquidity management provided they meet the criteria discussed in liquid assets above.
Liquidity coverage ratio
The Liquidity Coverage Ratio (LCR) measure is based on a
30-day
liquidity stress scenario, with assumptions defined in the Liquidity Adequacy Requirements (LAR) Guideline issued by the Office of the Superintendent of Financial Institutions (OSFI). The LCR is calculated as the ratio of high quality liquid assets (HQLA) to net cash outflows. The Bank is subject to a regulatory minimum LCR of 100%.
HQLA are defined in the LAR Guideline and are grouped into three main categories with varying haircuts applied to arrive at the amount included in the total weighted value in the table that follows.
The total weighted values for net cash outflows for the next 30 days are derived by applying the assumptions specified in the LAR Guideline to specific items, including loans, deposits, maturing debt, derivative transactions and commitments to extend credit.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s LCR for the quarter ended January 31, 2023, based on the average daily positions in the quarter:
T28 Bank’s average LCR
(1)

For the quarter ended January 31, 2023 ($ millions) (2)	Total unweighted value (Average) (3)	Total weighted value (Average) (4)
High-quality liquid assets
Total high-quality liquid assets (HQLA)	*	$230,287

Cash outflows
Retail deposits and deposits from small business customers, of which:	$233,556	$20,853
Stable deposits	89,993	2,904
Less stable deposits	143,563	17,949
Unsecured wholesale funding, of which:	311,286	142,111
Operational deposits (all counterparties) and deposits in networks of cooperative banks	103,592	24,915
Non-operational deposits (all counterparties)	178,100	87,602
Unsecured debt	29,594	29,594
Secured wholesale funding	*	48,594
Additional requirements, of which:	279,914	54,237
Outflows related to derivative exposures and other collateral requirements	46,724	22,737
Outflows related to loss of funding on debt products	6,022	6,022
Credit and liquidity facilities	227,168	25,478
Other contractual funding obligations	5,505	5,424
Other contingent funding obligations (5)	566,334	7,018
Total cash outflows	*	$278,237

Cash inflows
Secured lending (e.g. reverse repos)	$225,582	$47,007
Inflows from fully performing exposures	34,328	21,567
Other cash inflows	21,493	21,493
Total cash inflows	$281,403	$90,067
		Total adjusted value (6)
Total HQLA	*	$230,287
Total net cash outflows	*	$188,170
Liquidity coverage ratio (%)	*	122%
For the quarter ended October 31, 2022 ($ millions)		Total adjusted value (6)
Total HQLA	*	$213,156
Total net cash outflows	*	$179,274
Liquidity coverage ratio (%)	*	119%
*	Disclosure is not required under regulatory guideline.
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Public Disclosure Requirements for Domestic Systemically Important Banks on Liquidity Coverage Ratio (April 2015).
(2)	Based on the average of daily positions of the 62 business days in the quarter.
(3)	Unweighted values represent outstanding balances maturing or callable within the next 30 days.
(4)	Weighted values represent balances calculated after the application of HQLA haircuts or inflow and outflow rates, as prescribed by the OSFI LAR Guideline.
(5)
Total unweighted value includes uncommitted credit and liquidity facilities, guarantees and letters of credit, outstanding debt securities with remaining maturity greater than 30 days, and other contractual cash outflows.

(6)	Total adjusted value represents balances calculated after the application of both haircuts and inflow and outflow rates and any applicable caps.
HQLA is substantially comprised of Level 1 assets (as defined in the LAR Guideline), such as cash, deposits with central banks available to the Bank in times of stress, and highly rated securities issued or guaranteed by governments, central banks and supranational entities.
The increase in the Bank’s average LCR for the quarter ended January 31, 2023 versus the average of the previous quarter was attributable to growth in deposits and wholesale funding, partly offset by growth in loans and securities. The Bank monitors its significant currency exposures, Canadian and U.S. dollars, in accordance with its liquidity risk management framework and risk appetite.
Net stable funding ratio
The Net Stable Funding Ratio (NSFR) requires institutions to maintain a stable funding profile in relation to the composition of their assets and off-balance
sheet exposures. It is calculated as the ratio of available stable funding (ASF) to required stable funding (RSF), with assumptions defined in the OSFI LAR Guideline. The Bank is subject to a regulatory minimum NSFR of 100%.
ASF is defined as the portion of capital and liabilities expected to be reliable over the time horizons considered by the NSFR. RSF is a function of the liquidity characteristics and residual maturities of the various assets held by the Bank as well as those of its off-balance
sheet exposures.
The total weighted values for ASF and RSF included in the table that follows are derived by applying the assumptions specified in the LAR Guideline to balance sheet items, including capital instruments, wholesale funding, deposits, loans and mortgages, securities, derivatives and commitments to extend credit.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The following table presents the Bank’s NSFR as at January 31, 2023:
T29 Bank’s NSFR
(1)

	Unweighted Value by Residual Maturity				Weighted value (3)
As at January 31, 2023 ($ millions)	No maturity (2)	< 6 months	6-12 months	≥ 1 year
Available Stable Funding (ASF) Item
Capital:	$85,450	$–	$–	$–	$85,450
Regulatory capital	85,450	–	–	–	85,450
Other capital instruments	–	–	–	–	–
Retail deposits and deposits from small business customers:	198,408	64,050	28,878	42,439	306,348
Stable deposits	83,785	17,911	9,393	10,268	115,803
Less stable deposits	114,623	46,139	19,485	32,171	190,545
Wholesale funding:	192,312	334,206	61,991	127,181	314,307
Operational deposits	105,120	5,716	50	8	55,451
Other wholesale funding	87,192	328,490	61,941	127,173	258,856
Liabilities with matching interdependent assets (4)	–	1,854	3,510	17,738	–
Other liabilities:	64,062	95,738			24,015
NSFR derivative liabilities		9,392
All other liabilities and equity not included in the above categories	64,062	60,661	3,340	22,345	24,015
Total ASF					$730,120
Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)					$14,140
Deposits held at other financial institutions for operational purposes	$570	$–	$–	$256	$541
Performing loans and securities:	101,620	206,240	52,899	534,917	576,792
Performing loans to financial institutions secured by Level 1 HQLA	66	56,619	386	–	3,303
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	3,001	64,621	12,151	12,944	29,435
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	55,506	70,965	27,536	237,040	292,624
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	–	514	900	2,129	2,090
Performing residential mortgages, of which:	21,726	12,921	12,182	278,393	226,869
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	21,726	12,694	12,002	264,562	214,909
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	21,321	1,114	644	6,540	24,561
Assets with matching interdependent liabilities (4)	–	1,854	3,510	17,738	–
Other assets:	2,693	151,995			58,506
Physical traded commodities, including gold	2,693				2,289
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs		10,189			8,661
NSFR derivative assets		6,154			–
NSFR derivative liabilities before deduction of variation margin posted		27,389			1,369
All other assets not included in the above categories	–	62,278	–	45,985	46,187
Off-balance sheet items		481,268			18,660
Total RSF					$668,639
Net Stable Funding Ratio (%)					109%

As at October 31, 2022 ($ millions)	Weighted value (3)
Total ASF	$720,082
Total RSF	649,927
Net stable funding ratio (%)	111%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Net Stable Funding Ratio Disclosure Requirements (January 2021).
(2)
Items in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as capital with perpetual maturity, non-maturity
deposits, short positions, open maturity positions,
non-HQLA
equities, and physical traded commodities.

(3)	Weighted values represent balances calculated after the application of ASF and RSF rates, as prescribed by the OSFI LAR Guideline.
(4)	Interdependent assets and liabilities are primarily comprised of transactions related to the Canada Mortgage Bond program.
Available stable funding is primarily provided by the Bank’s large pool of retail, small business and corporate customer deposits; secured and unsecured wholesale funding and capital. Required stable funding primarily originates from the Bank’s loan and mortgage portfolio, securities holdings, off-balance
sheet items and other assets.
The decline in the Bank’s NSFR as at January 31, 2023 versus the previous quarter was attributable to higher RSF for loans and securities, partly offset by higher ASF from deposits.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory liquidity developments
OSFI’s changes to the LAR Guideline will be effective April 2023 and primarily comprise of enhancements to the Net Cumulative Cash Flow supervisory tool. Modifications are focused on the introduction of cash outflow factors for undrawn loan commitments and changes to cash inflow and outflow factors for certain loan and deposit products.
Funding
The Bank ensures that its funding sources are well diversified. Funding concentrations are regularly monitored and analyzed by type. The sources of funding are capital, deposits from retail and commercial clients sourced through the Canadian and international branch network, deposits from financial institutions as well as wholesale debt issuances.
Capital and personal deposits are key components of the Bank’s core funding and these amounted to $360 billion as at January 31, 2023 (October 31, 2022 – $350 billion). The increase since October 31, 2022 is due primarily to growth in personal deposits and common equity. A portion of commercial deposits, particularly those of an operating or relationship nature, are also considered part of the Bank’s core funding. Furthermore, core funding is augmented by longer-term wholesale debt issuances (original maturity of 1 year or more) of $217 billion (October 31, 2022 – $204 billion). Longer-term wholesale debt issuances include senior notes, mortgage securitizations, asset-backed securities and covered bonds.
The Bank operates in many different currencies and countries. From a funding perspective, the most significant currencies are Canadian and U.S. dollars. With respect to the Bank’s operations outside Canada, there are different funding strategies depending on the nature of the activities in each country. For those countries where the Bank operates a branch banking subsidiary, the strategy is for the subsidiary to be substantially self-funding in its local market. For other subsidiaries or branches outside Canada where local deposit gathering capability is not sufficient, funding is provided through the wholesale funding activities of the Bank.
From an overall funding perspective, the Bank’s objective is to achieve an appropriate balance between the cost and the stability of funding. Diversification of funding sources is a key element of the funding strategy.
The Bank’s wholesale debt diversification strategy is primarily executed via the Bank’s main wholesale funding centres, located in Toronto, New York, London and Singapore. The majority of these funds are sourced in Canadian and U.S. dollars. Where required, these funds are swapped to fund assets in different currencies. The funding strategy deployed by wholesale funding centres and the management of associated risks, such as geographic and currency risk, are managed centrally within the framework of policies and limits that are approved by the Board of Directors.
In the normal course, the Bank uses a mix of unsecured and secured wholesale funding instruments across a variety of markets. The choice of instruments and markets is based on a number of factors, including relative cost, market capacity and diversification of funding. Market conditions can change over time, impacting cost and capacity in particular markets or instruments. Changing market conditions can include periods of stress where the availability of funding in particular markets or instruments is constrained. In these circumstances, the Bank would increase its focus on sources of funding in functioning markets and secured funding instruments. Should a period of extreme stress exist such that all wholesale funding sources are constrained, the Bank maintains a pool of liquid assets to mitigate its liquidity risk. This pool includes cash, deposits with central banks and securities.
In Canada, the Bank raises short and longer-term wholesale debt through the issuance of senior unsecured notes. Additional longer-term wholesale debt may be generated through the Bank’s Canadian Debt and Equity Shelf, the securitization of Canadian insured residential mortgages through CMHC programs (such as Canada Mortgage Bonds), uninsured residential mortgages through the Bank’s Covered Bond Program, retail credit card receivables through the Trillium Credit Card Trust II program, retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and unsecured personal lines of credit receivables through the Halifax Receivables Trust program. CMHC securitization programs, while included in the Bank’s view of wholesale debt issuance, do not entail the run-off
risk that can be experienced in funding raised from capital markets.
Outside of Canada, short-term wholesale debt may be raised through the issuance of negotiable certificates of deposit in the United States, Hong Kong, the United Kingdom and Australia and the issuance of commercial paper in the United States. The Bank operates longer-term wholesale debt issuance registered programs in the United States, such as its SEC Registered Debt and Equity Shelf, and non-registered
programs, such as the securitization of retail indirect auto loan receivables through the Securitized Term Auto Receivables Trust program and retail credit card receivables through the Trillium Credit Card Trust II program. The Bank may issue its Covered Bond Program (listed with the U.K. Listing Authority and the Swiss Stock Exchange), in Europe, the United Kingdom, the United States, Australia and Switzerland. The Bank also raises longer-term funding across a variety of currencies through its Australian Medium Term Note Programme, European Medium Term Note Programme (listed with the U.K. Listing Authority and the Swiss Stock Exchange) and Singapore Medium Term Note Programme (listed with the Singapore Exchange and the Taiwan Exchange).
The Department of Finance’s
bail-in
regulations under the Canada Deposit Insurance Corporation (CDIC) Act and the Bank Act, became effective September 23, 2018. Senior unsecured debt issued by the Bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions, is subject to the Canadian Bank Recapitalization
(Bail-in)
regime. Under the
Bail-in
regime, in circumstances when the Superintendent of Financial Institutions has determined that a bank may no longer be viable, the Governor in Council may, upon a recommendation of the Minister of Finance that they are of the opinion that it is in the public interest to do so, grant an order directing the CDIC to convert all or a portion of certain shares and liabilities of that bank into common shares. As at January 31, 2023, issued and outstanding liabilities of $74 billion (October 31, 2022 – $73 billion) were subject to conversion under the bail-in
regime.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The table below provides the remaining contractual maturities of funding raised through wholesale funding sources. In the Consolidated Statement of Financial Position, these liabilities are primarily included in Business and Government Deposits.
Wholesale funding sources
T30 Wholesale funding
(1)

	As at January 31, 2023
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,486	$875	$974	$386	$64	$4,785	$263	$–	$–	$5,048
Bearer notes, commercial paper and certificate of deposits	10,404	23,809	30,799	18,411	12,564	95,987	1,840	348	51	98,226
Asset-backed commercial paper (3)	1,861	4,254	4,648	–	–	10,763	–	–	–	10,763
Senior notes (4)(5)	4,903	3,671	2,110	5,388	3,231	19,303	3,254	6,445	12,440	41,442
Bail-inable notes (5)	1,323	67	5,634	5,282	596	12,902	18,898	28,577	13,157	73,534
Asset-backed securities	–	–	–	579	2	581	1	633	119	1,334
Covered bonds	–	4,090	–	2,531	1,808	8,429	4,339	31,462	5,442	49,672
Mortgage securitization (6)	–	806	1,048	2,560	953	5,367	3,765	8,892	4,685	22,709
Subordinated debt (7)	–	–	–	–	–	–	47	2,558	8,325	10,930
Total wholesale funding sources	$20,977	$37,572	$45,213	$35,137	$19,218	$158,117	$32,407	$78,915	$44,219	$313,658

Of Which:

Unsecured funding	$19,116	$28,422	$39,517	$29,467	$16,455	$132,977	$24,302	$37,929	$33,973	$229,181
Secured funding	1,861	9,150	5,696	5,670	2,763	25,140	8,105	40,986	10,246	84,477

	As at October 31, 2022
($ millions)	Less than 1 month	1-3 months	3-6 months	6-9 months	9-12 months	Sub-Total ≤ 1 Year	1-2 years	2-5 years	>5 years	Total
Deposit by banks (2)	$2,182	$799	$319	$600	$298	$4,198	$128	$12	$–	$4,338
Bearer notes, commercial paper and certificate of deposits	8,739	18,053	29,042	17,568	9,958	83,360	824	416	50	84,650
Asset-backed commercial paper (3)	1,767	5,418	2,337	68	–	9,590	–	–	–	9,590
Senior notes (4)(5)	1,998	1,605	8,335	1,925	5,161	19,024	2,720	6,048	11,003	38,795
Bail-inable notes (5)	1,311	682	1,420	5,500	5,408	14,321	13,678	29,887	14,630	72,516
Asset-backed securities	–	1	–	1	592	594	3	648	103	1,348
Covered bonds	–	859	3,919	–	2,356	7,134	4,375	26,973	7,423	45,905
Mortgage securitization (6)	–	1,721	806	1,048	2,562	6,137	4,069	8,854	4,778	23,838
Subordinated debt (7)	–	–	–	–	–	–	3	2,108	8,566	10,677
Total wholesale funding sources	$15,997	$29,138	$46,178	$26,710	$26,335	$144,358	$25,800	$74,946	$46,553	$291,657

Of Which:

Unsecured funding	$14,231	$21,138	$39,117	$25,592	$20,825	$120,903	$17,353	$38,471	$34,248	$210,975
Secured funding	1,766	8,000	7,061	1,118	5,510	23,455	8,447	36,475	12,305	80,682
(1)
Wholesale funding sources exclude obligations related to securities sold under repurchase agreements and bankers’ acceptances, which are disclosed in the contractual maturities table below. Amounts are based on remaining term to maturity.

(2)	Only includes commercial bank deposits.
(3)	Wholesale funding sources also exclude asset-backed commercial paper (ABCP) issued by certain ABCP conduits that are not consolidated for financial reporting purposes.
(4)	Not subject to bail-in.
(5)	Includes structured notes issued to institutional investors.
(6)
Represents residential mortgages funded through Canadian Federal Government agency sponsored programs. Funding accessed through such programs does not impact the funding capacity of the Bank in its own name.

(7)	Although subordinated debentures are a component of regulatory capital, they are included in this table in accordance with EDTF recommended disclosures.
Wholesale funding generally bears a higher risk of
run-off
in a stressed environment than other sources of funding. The Bank mitigates this risk through funding diversification, ongoing engagement with investors and by maintaining a large holding of unencumbered liquid assets. Unencumbered liquid assets of $287 billion as at January 31, 2023 (October 31, 2022 – $260 billion) were well in excess of wholesale funding sources which mature in the next twelve months.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Contractual maturities
The table below provides the maturity of assets and liabilities as well as the off-balance
sheet commitments as at January 31, 2023, based on the contractual maturity date. From a liquidity risk perspective the Bank considers factors other than contractual maturity in the assessment of liquid assets or in determining expected future cash flows. In particular, for securities with a fixed maturity date, the ability and time horizon to raise cash from these securities is more relevant to liquidity management than contractual maturity. For other assets and deposits the Bank uses assumptions about rollover rates to assess liquidity risk for normal course and stress scenarios. Similarly, the Bank uses assumptions to assess the potential drawdown of credit commitments in various scenarios.
T31  Contractual maturities

	As at January 31, 2023
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$76,182	$236	$326	$126	$94	$211	$395	$297	$4,244		$82,111
Trading assets	2,408	5,533	6,229	2,306	2,358	7,465	16,748	20,836	52,463		116,346
Securities purchased under resale agreements and securities borrowed	138,033	25,347	14,776	440	94	–	–	–	–		178,690
Derivative financial instruments	2,766	3,944	3,002	2,669	2,765	5,706	11,408	12,560	–		44,820
Investment securities – FVOCI	3,719	7,262	5,044	11,062	2,236	9,367	29,493	14,317	2,610		85,110
Investment securities – amortized cost	88	298	1,840	829	983	1,753	5,173	13,231	–		24,195
Investment securities – FVTPL	–	–	–	–	–	–	–	–	1,699		1,699
Loans	60,343	35,092	43,233	31,617	32,861	106,110	334,913	54,025	56,963		755,157
Residential mortgages	2,427	5,322	14,179	10,777	10,071	47,594	221,220	41,028	909	(1)	353,527
Personal loans	3,940	2,474	3,735	3,488	2,997	13,088	24,628	6,902	39,789		101,041
Credit cards	–	–	–	–	–	–	–	–	15,494		15,494
Business and government	53,976	27,296	25,319	17,352	19,793	45,428	89,065	6,095	6,284	(2)	290,608
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,513)		(5,513)
Customers’ liabilities under acceptances	17,676	4,016	141	23	16	–	–	–	–		21,872
Other assets	–	–	–	–	–	–	–	–	64,438		64,438
Total assets	$301,215	$81,728	$74,591	$49,072	$41,407	$130,612	$398,130	$115,266	$182,417		$1,374,438

Liabilities and equity
Deposits	$108,983	$74,099	$71,349	$54,652	$52,515	$54,050	$89,442	$23,089	$421,708		$949,887
Personal	15,500	14,843	15,092	12,765	16,015	17,663	14,794	333	167,874		274,879
Non-personal	93,483	59,256	56,257	41,887	36,500	36,387	74,648	22,756	253,834		675,008
Financial instruments designated at fair value through profit or loss	352	418	920	1,238	1,032	6,256	3,054	13,313	–		26,583
Acceptances	17,716	4,016	141	23	16	–	–	–	–		21,912
Obligations related to securities sold short	660	855	2,236	1,835	1,774	3,951	6,082	9,342	16,704		43,439
Derivative financial instruments	3,556	3,691	2,919	2,597	2,765	6,374	13,225	17,619	–		52,746
Obligations related to securities sold under repurchase agreements and securities lent	121,729	7,120	3,177	–	180	–	–	–	–		132,206
Subordinated debentures	–	–	–	–	–	–	1,867	6,846	–		8,713
Other liabilities	5,033	2,601	1,328	1,366	977	8,293	5,213	6,617	31,773		63,201
Total equity	–	–	–	–	–	–	–	–	75,751		75,751
Total liabilities and equity	$258,029	$92,800	$82,070	$61,711	$59,259	$78,924	$118,883	$76,826	$545,936		$1,374,438

Off-balance sheet commitments
Credit commitments (3)	$6,023	$13,126	$22,256	$16,369	$23,232	$37,327	$142,238	$6,962	$7,023		$274,556
Financial guarantees (4)	–	–	–	–	–	–	–	–	47,231		47,231
Outsourcing obligations (5)	18	35	54	54	54	189	45	38	–		487
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

	As at October 31, 2022
($ millions)	Less than one month	One to three months	Three to six months	Six to nine months	Nine to twelve months	One to two years	Two to five years	Over five years	No specific maturity		Total

Assets
Cash and deposits with financial institutions and precious metals	$57,217	$481	$171	$94	$89	$298	$464	$390	$7,234		$66,438
Trading assets	2,228	5,501	6,338	4,073	2,519	8,652	15,791	19,323	48,729		113,154
Securities purchased under resale agreements and securities borrowed	132,383	28,000	13,781	997	152	–	–	–	–		175,313
Derivative financial instruments	5,227	5,797	4,166	2,749	2,653	7,386	14,538	13,183	–		55,699
Investment securities – FVOCI	3,886	6,929	4,983	3,574	10,347	8,466	29,274	13,809	3,442		84,710
Investment securities – amortized cost	19	746	314	1,945	854	2,113	4,957	12,662	–		23,610
Investment securities – FVTPL	–	–	–	–	–	–	54	8	1,626		1,688
Loans	61,748	39,627	33,765	37,342	32,941	95,758	339,211	49,828	54,767		744,987
Residential mortgages	2,523	5,132	8,614	14,293	10,995	42,088	227,488	37,498	648	(1)	349,279
Personal loans	3,909	2,023	3,287	3,415	3,138	13,008	24,271	6,610	39,770		99,431
Credit cards	–	–	–	–	–	–	–	–	14,518		14,518
Business and government	55,316	32,472	21,864	19,634	18,808	40,662	87,452	5,720	5,179	(2)	287,107
Allowance for credit losses	–	–	–	–	–	–	–	–	(5,348)		(5,348)
Customers’ liabilities under acceptances	15,418	3,812	191	55	18	–	–	–	–		19,494
Other assets	–	–	–	–	–	–	–	–	64,325		64,325
Total assets	$278,126	$90,893	$63,709	$50,829	$49,573	$122,673	$404,289	$109,203	$180,123		$1,349,418

Liabilities and equity
Deposits	$97,418	$63,589	$67,249	$48,001	$53,602	$43,075	$83,647	$28,645	$430,955		$916,181
Personal	12,910	12,478	14,358	12,931	12,872	13,870	13,361	639	172,473		265,892
Non-personal	84,508	51,111	52,891	35,070	40,730	29,205	70,286	28,006	258,482		650,289
Financial instruments designated at fair value through profit or loss	337	658	727	900	1,189	5,989	2,190	10,431	–		22,421
Acceptances	15,449	3,812	191	55	18	–	–	–	–		19,525
Obligations related to securities sold short	539	1,507	890	1,817	2,404	3,959	5,437	7,426	16,470		40,449
Derivative financial instruments	3,386	4,968	4,876	3,032	3,181	8,721	17,231	20,505	–		65,900
Obligations related to securities sold under repurchase agreements and securities lent	128,128	8,596	2,153	72	–	76	–	–	–		139,025
Subordinated debentures	–	–	–	–	–	–	1,943	6,526	–		8,469
Other liabilities	3,914	1,342	2,331	1,713	695	7,526	5,404	7,150	32,624		62,699
Total equity	–	–	–	–	–	–	–	–	74,749		74,749
Total liabilities and equity	$249,171	$84,472	$78,417	$55,590	$61,089	$69,346	$115,852	$80,683	$554,798		$1,349,418

Off-balance sheet commitments
Credit commitments (3)	$8,531	$9,272	$19,662	$23,795	$20,971	$35,498	$126,074	$23,164	$–		$266,967
Financial guarantees (4)	–	–	–	–	–	–	–	–	41,977		41,977
Outsourcing obligations (5)	18	36	53	53	53	208	61	35	–		517
(1)	Includes primarily impaired mortgages.
(2)	Includes primarily overdrafts and impaired loans.
(3)	Includes the undrawn component of committed credit and liquidity facilities.
(4)	Includes outstanding balances of guarantees, standby letters of credit and commercial letters of credit which may expire undrawn.
(5)	The Bank relies on outsourcing arrangements for certain support and/or business functions, including, but not limited to, computer operations and cheque and bill payment processing.
Credit ratings
Credit ratings are one of the factors that impact the Bank’s access to capital markets and the terms on which it can conduct derivatives, hedging transactions and borrow funds. The credit ratings and outlook that the rating agencies assign to the Bank are based on their own views and methodologies.
The Bank continues to have strong credit ratings
and its deposits and legacy senior debt are rated AA by DBRS Morningstar, Aa2 by Moody’s, A+ by Standard and Poor’s (S&P), and AA by Fitch. The Bank’s bail-inable senior debt is rated AA (low) by DBRS Morningstar, A2 by Moody’s,
AA-
by Fitch and
A-
by S&P. As of January 31, 2023 all rating agencies have a Stable outlook on the Bank. There were no changes made to the Bank’s credit ratings or outlooks during the quarter.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Capital Management
We continue to manage our capital in accordance with the capital management framework as described on pages 54 to 67 of the Bank’s 2022 Annual Report. In addition, in December 2022 OSFI announced that the Domestic Stability Buffer (DSB) will increase to 3.0% of total risk-weighted assets, effective February 1, 2023, and has increased the DSB’s range from 0% to 4.0%. OSFI’s minimum regulatory capital ratio requirements, including the domestic systemically important bank
(D-SIB)
1.0% surcharge and its Domestic Stability Buffer will increase to: 11.0%, 12.5% and 14.5% for Common Equity Tier 1 (CET1), Tier 1 and Total capital ratios, respectively.
Effective Q2 2023, the Bank’s Leverage and TLAC Leverage ratios will no longer benefit from the temporary exclusion of central bank reserves. The Q1 2023 Leverage ratio included a benefit of approximately 20 basis points from the temporary exclusion of central bank reserves.
Regulatory capital and total loss absorbing capacity ratios
The Bank’s various regulatory capital and total loss absorbing capacity measures consist of the following:
T32 Regulatory capital and total loss absorbing capacity ratios

	As at
($ millions)	January 31 2023	October 31 2022
Common Equity Tier 1 capital (1)	$54,138	$53,081
Tier 1 capital (1)	62,317	61,262
Total regulatory capital (1)	71,867	70,710
Total loss absorbing capacity (TLAC) (2)	131,433	126,565
Risk-weighted assets (1)(3)	$471,528	$462,448
Capital ratios (%) (1) :
Common Equity Tier 1 capital ratio	11.5	11.5
Tier 1 capital ratio	13.2	13.2
Total capital ratio	15.2	15.3
Total loss absorbing capacity ratio (2)	27.9	27.4
Leverage (4) :
Leverage exposures	$1,468,559	$1,445,619
Leverage ratio (%)	4.2	4.2
Total loss absorbing capacity leverage ratio (%) (2)	8.9	8.8
(1)	Regulatory capital ratios are determined in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	As at January 31, 2023 and October 31, 2022, the Bank did not have a regulatory capital floor add-on to risk-weighted assets for CET1, Tier1, Total and TLAC RWA.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
The Bank’s CET1 capital ratio was 11.5% as at January 31, 2023, unchanged from the prior quarter, as internal capital generation and gains from the revaluation of FVOCI securities were offset by organic growth in risk-weighted assets across all business lines and the impact of the Canada Recovery Dividend (CRD).
The Bank’s Tier 1 capital ratio was 13.2% as at January 31, 2023, approximately in line with the prior quarter, due primarily to the above noted impacts to the CET1 ratio.
The Bank’s Total capital ratio was 15.2% as at January 31, 2023, a decrease of approximately 10 basis points from the prior quarter, mainly due to the above noted impacts to the Tier 1 capital ratio.
The Leverage ratio was 4.2% as at January 31, 2023 and also remained in line with the prior quarter, due primarily to higher Tier 1 capital offset by strong growth in the Bank’s on and off-balance
sheet assets.
The TLAC ratio was 27.9% as at January 31, 2023, an increase of approximately 50 basis points from the prior quarter, mainly from higher TLAC instruments partly offset by the above noted impacts to the Total capital ratio.
The TLAC Leverage ratio was 8.9%, an increase of approximately 10 basis points, due primarily to higher TLAC instruments partly offset by the growth in leverage exposures.
As at January 31, 2023, the CET1, Tier 1, Total capital, Leverage, TLAC and TLAC Leverage ratios were well above OSFI’s minimum capital ratios.
Continuity of Common Equity Tier 1 ratio
(1)

(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Changes in regulatory capital
The Bank’s Common Equity Tier 1 capital was $54.1 billion, as at January 31, 2023, an increase of approximately $1.0 billion from the prior quarter, due primarily to strong internal capital generation of $982 million (excluding the CRD) and higher net accumulated other comprehensive income of $526 million, mainly from net gains in FVOCI securities and from foreign currency translation, partly offset by the CRD of $579 million.
Risk-weighted assets
CET1 risk-weighted assets (RWA) increased during the quarter by $9.1 billion (or 2.0%) to $471.5 billion, due primarily to organic growth in retail mortgages, personal and business lending and the impacts from foreign currency translation.
Global Systemically Important Bank
(G-SIB)
Disclosures
In 2013, the Basel Committee on Banking Supervision (BCBS), in conjunction with the Financial Stability Board (FSB), issued “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” which assesses the systemic importance of banks to the global financial system and wider economy. Banks with Basel III leverage exposures in excess of EUR 200 billion or those classified as a
G-SIB
in the past year are required to participate in an annual survey.
The
G-SIB
indicators as defined by the BCBS are intended to reflect the size of banks, their interconnectedness, the amount of financial institution infrastructure they provide, their cross-jurisdictional activity and their complexity. According to the most recent assessment by the FSB communicated in November 2022, the Bank is not considered to be a
G-SIB
based on October 31, 2021 indicators. However, the Bank is required to disclose the values of its indicators in accordance with the “Global systemically important banks – Public disclosure requirements” as revised by OSFI in 2021. The
G-SIB
indicators provided below are calculated based on specific instructions issued by the BCBS and may not be directly comparable against other disclosed information.
T33
G-SIB
indicators

As at and for the year ended October 31 ($ millions)
Category (1)	Indicator (1)	2022	2021
Cross-jurisdictional activity	Cross-jurisdictional claims	$643,118	$526,898

	Cross-jurisdictional liabilities	435,855	345,942
Size	Total exposures as defined for use in the Basel III leverage ratio	1,513,699	1,347,678
Interconnectedness	Intra-financial system assets	140,274	126,348

	Intra-financial system liabilities	108,988	88,154

	Securities outstanding	343,516	304,979
Substitutability/financial institution infrastructure	Payments activity	17,254,651	14,431,274

	Assets under custody	371,855	359,478

	Underwritten transactions in debt and equity markets	87,482	85,121

	Trading volume

	– Trading volume fixed income	2,809,979	2,783,046

	– Trading volume equities and other securities	1,554,656	1,576,615
Complexity	Notional amount of over-the-counter derivatives	7,291,214	5,842,155

	Trading, FVTPL, and FVOCI securities	38,359	73,321

	Level 3 assets	1,750	1,411
(1)	As defined by the BCBS publication “Global systemically important banks: updated assessment methodology and the higher loss absorbency requirement” (July 2018).
Changes in
G-SIB
Indicators
During 2022, intra-financial system liabilities increased primarily due to increased deposits. Payment activity increased primarily due to higher volumes in US and CAD dollars. Level 3 assets increased primarily from equity securities. Notional amounts of over-the-counter derivatives increased primarily in interest rate contracts. Trading, FVTPL, and FVOCI securities decreased primarily due to the indicator’s exclusions of higher volumes of Basel III LCR Level 1 Trading and FVOCI securities. Other year-over-year movements generally reflect changes in business activity or impacts from foreign currency translation.
Normal Course Issuer Bid
The Bank currently does not have an active normal course issuer bid and did not repurchase any common shares during the quarter ended January 31, 2023. The Bank’s previous normal course issuer bid terminated on December 1, 2022. Under this program, the Bank repurchased and cancelled approximately 32.9 million common shares at a volume weighted average price of $87.28 per share for a total amount of $2,873 million. These repurchases were carried out prior to October 31, 2022.
Common dividend
The Board of Directors, at its meeting on February 27, 2023, approved a dividend of $1.03 per share. This quarterly dividend is payable to shareholders of record as of April 4, 2023, on April 26, 2023.
Shareholders of the Bank may elect to have their cash dividends reinvested in common shares of the Bank, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan (the “Plan”). The Bank has determined that, beginning with the dividend declared on February 28, 2023, and to be paid on April 26, 2023, and until further announcement, the Bank will issue the common shares from treasury with a discount of 2% to the average market price (as defined in the Plan). Previously, common shares received by participants under the Plan were shares purchased from the open market at prevailing market prices.
Regulatory capital developments
Basel Committee on Banking Supervision – Finalized Basel III Regulatory Capital Reforms
In December 2017, the Group of Governors and Heads of Supervision (GHOS), the oversight body of the Basel Committee on Banking Supervision (BCBS), announced that they have agreed on the remaining Basel III reforms. The previously expected implementation year of 2022 was delayed to 2023.
The final Basel III reforms package includes:

•	a revised standardized approach for credit risk;
•	revisions to the internal ratings-based approach for credit risk;
•	revisions to the credit valuation adjustment (CVA) framework, including the removal of the internally modelled approach and the introduction of a revised standardized approach;
•	a revised market risk framework from a Fundamental Review of the Trading Book (FRTB);

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

•	a revised standardized approach for operational risk, which will replace the existing standardized approaches and the advanced measurement approach;
•
revisions to the measurement of the leverage ratio and a leverage ratio buffer for global systemically important banks
(G-SIBs),
which will take the form of a Tier 1 capital buffer set at 50% of a
G-SIB’s
risk-weighted capital buffer; and

•
an aggregate output floor, which will ensure that banks’ risk-weighted assets (RWAs) generated by internal models are not lower than 72.5% of RWAs as calculated by the Basel III framework’s standardized approaches.

Banks will also be required to disclose their RWAs based on these standardized approaches. There is a phase-in
period for the 72.5% output floor from 2023 until 2028.
In January 2022, OSFI finalized revisions to its Capital Adequacy Requirements Guideline, Leverage Requirements Guideline, and Pillar 3 Disclosures Guideline for
D-SIBs.
OSFI’s requirements are substantially aligned with Basel III with some differences, primarily in retail residential real estate and qualifying revolving retail exposures and with respect to an acceleration of the phase-in
period of the aggregate output floor to 72.5% by 2026. Implementation timelines are Q2 2023, with exception of CVA and FRTB market risk requirements which are effective Q1 2024.
The Bank will be implementing the Basel III reforms in line with OSFI’s requirements in Q2 2023. The expected benefit on adoption is estimated to be in the range of approximately 20 to 30 basis points.
Financial Instruments
Given the nature of the Bank’s main business activities, financial instruments make up a substantial portion of the balance sheet and are integral to the Bank’s business. There are various measures that reflect the level of risk associated with the Bank’s portfolio of financial instruments. Further discussion of some of these risk measures is included in the Risk Management section. The methods of determining the fair value of financial instruments are detailed on page 166 of the Bank’s 2022 Annual Report.
Management’s judgment on valuation inputs is necessary when observable market data is not available, and in the selection of appropriate valuation models. Uncertainty in these estimates and judgments can affect fair value and financial results recorded. During the quarter, changes in the fair value of financial instruments reflect the current economic environment, industry and market conditions.
Many financial instruments are traded products such as derivatives, and are generally transacted under industry standard International Swaps and Derivatives Association (ISDA) master netting agreements with counterparties, which allow for a single net settlement of all transactions covered by that agreement in the event of a default or early termination of the transactions. ISDA agreements are frequently accompanied by an ISDA Credit Support Annex (CSA), the terms of which may vary according to each party’s view of the other party’s creditworthiness. CSAs can require one party to post initial margin at the onset of each transaction. CSAs also allow for variation margin to be called if total uncollateralized mark-to-market
exposure exceeds an agreed upon threshold. Such variation margin provisions can be one-way
(only one party will ever post collateral) or
bi-lateral
(either party may post depending upon which party is
in-the-money).
The CSA will also detail the types of collateral that are acceptable to each party, and the haircuts that will be applied against each collateral type. The terms of the ISDA master netting agreements and CSAs are taken into consideration in the calculation of counterparty credit risk exposure (see also page 84 of the Bank’s 2022 Annual Report).
Total derivative notional amounts were $7,960 billion as at January 31, 2023, compared to $7,597 billion as at October 31, 2022. The quarterly increase was primarily due to an increase in the volume of interest rate and foreign exchange contracts, partly offset by foreign currency translation. The total notional amount of over-the-counter
derivatives was $7,510 billion compared to $7,290 billion as at October 31, 2022, of which $5,625 billion was settled through central counterparties as at January 31, 2023 (October 31, 2022 – $5,474 billion). The credit equivalent amount, after taking master netting arrangements into account, was $38.0 billion, compared to $41.0 billion at October 31, 2022. The decrease was primarily attributable to the lower exposure of commodity and foreign exchange contracts partly offset by an increase in equity contracts.
Selected credit instruments
A complete discussion of selected credit instruments which markets regarded as higher risk during the financial crisis was provided on page 71 of the Bank’s 2022 Annual Report. The Bank’s net exposures have remained substantially unchanged from year end.
Off-Balance
Sheet Arrangements
In the normal course of business, the Bank enters into contractual arrangements that are either consolidated or not required to be consolidated in its financial statements, but could have a current or future impact on the Bank’s financial performance or financial condition. These arrangements can be classified into the following categories: structured entities, securitizations and guarantees and other commitments.
No material contractual obligations were entered into this quarter by the Bank with the structured entities that are not in the ordinary course of business. Processes for review and approval of these contractual arrangements are unchanged from last year. For a complete discussion of these types of arrangements, please refer to pages 67 to 70 of the Bank’s 2022 Annual Report.
Structured entities
The Bank sponsors two Canadian multi-seller conduits that are not consolidated. These multi-seller conduits purchase high-quality financial assets and finance these assets through the issuance of highly rated commercial paper. Although the Bank has power over the relevant activities of the conduits, it has limited exposure to variability in returns, which results in the Bank not consolidating the two Canadian conduits.
A significant portion of the conduits’ assets have been structured to receive credit enhancements from the sellers, including overcollateralization protection and cash reserve accounts. Each asset purchased by the conduits is supported by a backstop liquidity facility provided by the Bank in the form of a liquidity asset purchase agreement (LAPA). The primary purpose of the backstop liquidity facility is to provide an alternative source of financing in the event the conduits are unable to access the commercial paper market. Under the terms of the LAPA, in most cases, the Bank is not obliged to purchase defaulted assets.
The Bank’s primary exposure to the Canadian-based conduits is the liquidity support provided, with total liquidity facilities of $7 billion as at January 31, 2023 (October 31, 2022 – $6.4 billion). As at January 31, 2023, total commercial paper outstanding for these conduits was $5.1 billion (October 31, 2022 – $3.8 billion). Funded assets purchased and held by these conduits as at January 31, 2023, as reflected at original cost, were $5.1 billion (October 31, 2022 – $3.8 billion). The fair value of these assets approximates original cost. There has been no significant change in the composition or risk profile of these conduits since October 31, 2022.
Other
off-balance
sheet arrangements
Guarantees and other indirect commitments increased by 1% from October 31, 2022. The increase is due primarily to securities lending activities and undrawn commitments. Fees from guarantees and loan commitment arrangements recorded as credit fees in non-interest
income were $178 million for the three months ended January 31, 2023, compared to $174 million in the previous quarter, and $170 million in the same period last year.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Regulatory Developments
The Bank continues to monitor and respond to global regulatory developments relating to a broad spectrum of topics, in order to ensure that control functions and business lines are responsive on a timely basis and business impacts, if any, are minimized. A high-level summary of some of the key regulatory developments that have the potential of impacting the Bank’s operations is included in the Legal and compliance risk section in the Bank’s 2022 Annual Report, as may be updated below.
Regulatory Initiatives Impacting Financial Services in Canada
On September 22, 2021, Bill 64, Quebec’s Act to Modernize Legislative Provisions respecting the Protection of Personal Information received royal assent. The first series of amendments came into force on September 22, 2022, and the second series of amendments come into force on September 22, 2023, with the remainder coming into force in 2024. This law reforms the Quebec Act Respecting the Protection of Personal Information in the Private Sector. It is modeled after the initial versions of the European Union’s General Data Protection Regulation, and introduced key changes, including increased enforcement powers for the Commission d’accès à l’information, significant new monetary penalties for non-compliance,
risk assessments for data transfers outside Quebec, mandatory breach notification and record keeping, and itemized express consent requirements. The Bank has established a project under which it has engaged business stakeholders and key groups to consider the law’s application.
On July 16, 2022, the Canadian federal government introduced Bill
C-27,
the Digital Charter Implementation Act 2022. Bill
C-27
is designed to modernize, and in certain respects reinforce, Canadian private sector privacy law by enhancing transparency and control over personal information held by businesses, and imposing new, potentially significant fines for non-compliance.
Bill
C-27
is currently in its second reading in Parliament, and the Bank continues to monitor its progress.
On July 13, 2022, the Office of the Superintendent of Financial Institutions (OSFI) issued Guideline
B-13
– Technology and Cyber Risk Management.
B-13
applies to all federally regulated financial institutions (FRFIs), which includes the Bank, and establishes expectations with the aim to support FRFIs in developing greater resilience to technology and cyber risks.
B-13
is organized into three domains, each of which sets out key components for sound risk management: Governance and Risk Management, Technology Operations and Resilience, and Cyber Security.
B-13
will become effective on January 1, 2024. The Bank has completed the gap assessment against this Guideline and is currently working on remediation plans to achieve compliance.
On June 14, 2022, the House of Commons of Canada introduced Bill
C-26,
the Critical Cyber System Protection Act (CCSP) that will require, among other things, mandatory reporting of cyberattacks against systems of critical importance to Canadian interests. The legislative process regarding Bill
C-26
is ongoing. The Bank continues to monitor developments under this Bill.
The Commodity Futures Trading Commission (CFTC) Position Limit and Swap Reporting Rules
In October 2020, the CFTC approved final position limit rules for twenty-five commodity derivatives and their linked cash-settled futures, options on futures, and economically equivalent swaps. New position limits for futures, options on futures, and for economically equivalent swaps went into effect in January 2022 and January 2023, respectively. The Bank is on track with the implementation of these rules.
On January 31, 2022, the CFTC published
No-Action
Relief extending the Compliance Dates of the Swap Data Reporting Rule Amendments from May 2022 and May 2023 to December 5, 2022, and December 4, 2023, respectively. Certain swap reporting rule amendments went into effect in December 2022. The Bank is on track with the implementation for December 2023.
The Ontario Securities Commission New Fees
The Ontario Securities Commission (OSC) changed OSC Rule
13-502
to establish new fees for entities that enter into
over-the-counter
(OTC) derivatives transactions. The changes are effective April 2023. BNS will be subject to new fees which will finance the OSC’s supervision of banks’ OTC derivatives business conduct. The CSA has indicated that new Canada OTC derivative business conduct rules may be published in 2023 and have an effective date one year following the date of publication. The Bank has been involved in discussions within the industry to prepare for these new conduct requirements.
Disclosure of Climate-Related Matters
In 2022, various regulators and standard setting bodies announced draft climate-related disclosure guidelines that are aligned to the Task Force on Climate-related Financial Disclosures (TCFD) recommendations.
The Bank participated in the reviewing of these draft guidelines. General advocacy themes included a phased-in
approach to full compliance that encourages harmonization across jurisdictions, allows for flexibility in the timing and location of disclosures that are based on materiality, and requires climate-specific safe harbor protections for certain disclosure elements.
Recently, the SEC published its intention to release its final climate risk guideline in April 2023 and the International Sustainability Standards Board (ISSB) signaled that their final climate and sustainability-related disclosure standards are expected to be published in June 2023.
From a Canadian perspective, OSFI’s final climate risk management guideline should be released in Spring 2023 and will align to the ISSB standards. The CSA announced the removal of their initial disclosure deadline and are actively considering the impact of international developments on their proposed climate-related disclosure rule before final publication.
The Bank actively monitors policy and legislative requirements through ongoing dialogue with government, industry, and stakeholders in the countries where it operates.
Interest rate benchmark reform
Major interest rate benchmark reviews have been undertaken globally to either reform or phase out certain interbank offered rates (IBORs), including the Canadian Dollar Offered Rate (CDOR). As an alternative to IBORs, the regulators have recommended markets begin adopting alternative risk-free rates.
As of June 30, 2023, USD LIBOR will cease to be published in its current form. The Bank’s Transition Program continues to focus its efforts on the transition of products referencing USD LIBOR and ensuring the Bank is not building its exposure to USD LIBOR, except as permitted by the regulators.
On May 16, 2022, Refinitiv Benchmark Services (UK) Limited, the administrator of CDOR, announced the cessation of the publication of one-month,
two-month,
and three-month CDOR tenors after June 28, 2024, and this was authorized by the Ontario Securities Commission and the Autorité des marchés financiers.
The Canadian Alternative Reference Rate (CARR) committee has published a detailed transition roadmap with milestones to guide market participants on the transition away from CDOR for all product types. The CARR has also confirmed its intention to move forward with the development of a forward-looking Term Canadian Overnight Repo Rate Average (CORRA), which is expected to become available by September 30, 2023. OSFI has also set out its expectations for FRFIs, with transactions linked to CDOR, to transition to new reference rates before the cessation date.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

The Bank’s Transition Program has updated its project plans to align with the CDOR transition roadmap and milestones published by CARR and ensure alignment with OSFI’s expectations for FRFIs. The details regarding the Bank’s Transition Program for the interest rate benchmark reform are available in Note 4 of the 2022 Annual Report.
Canadian Federal Tax Measures
On December 15, 2022, Bill
C-32
relating to tax measures announced in the 2022 Federal Budget completed all readings in parliament and received royal assent to become law. These tax measures included the Canada Recovery Dividend (CRD) under which the Bank and certain Canadian banking subsidiaries will pay a one-time
15% tax on “taxable income” in excess of $1 billion, as well as an increase of 1.5% to the federal corporate income tax rate on their taxable income above $100 million. For the CRD, “taxable income” is based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years.
The impact of these enacted tax measures has been recognized in the Bank’s financial results as at January 31, 2023. The Bank recognized income tax expense of $579 million in the Consolidated Statement of Income for the present value of the total CRD payable of approximately $640 million. The increase in the Canadian statutory tax rate resulted in a benefit of $39 million related to the 2022 taxation year, including the revaluation of the Bank’s deferred tax assets and liabilities. Of this amount, $13 million was recognized in the Consolidated Statement of Income and the remainder in Other Comprehensive Income.
Accounting Policies and Controls
Accounting policies and estimates
The condensed interim consolidated financial statements have been prepared in accordance with IAS 34
Interim Financial Reporting
, using International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2022, as described in Note 3 of the Bank’s 2022 annual consolidated financial statements.
Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2022 Annual Report.
Changes in internal control over financial reporting
There have been no changes in the Bank’s internal control over financial reporting during the three months ended January 31, 2023, that have materially affected, or are reasonably likely to materially affect, the Bank’s internal control over financial reporting.
Related party transactions
There were no changes to the Bank’s procedures and policies for related party transactions from those outlined in the Bank’s 2022 Annual Report. All transactions with related parties continued to be at market terms and conditions.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Share Data
T34 Shares and other instruments

January 31, 2023	Amount ($ millions)		Dividends declared per share (1)		Number outstanding (000s)		Conversion feature
Common Shares (2)		$18,732		$1.03		1,191,752	n/a

NVCC Preferred Shares (3)
Preferred shares Series 40 (4)		$300		$0.303125		12,000	Series 41

NVCC Additional Tier 1 Securities (3)(6)	Amount ($ millions)		Distribution (5)		Yield (%)		Number outstanding (000s)
Subordinated Additional Tier 1 Capital Notes	US$	1,250	US$	18.6347		7.45386	1,250
Subordinated Additional Tier 1 Capital Notes	US$	1,250	US$	12.25		4.900	1,250
Limited Recourse Capital Notes Series 1		$1,250		$9.25		3.700	1,250
Limited Recourse Capital Notes Series 2	US$	600	US$	9.0625		3.625	600
Limited Recourse Capital Notes Series 3		$1,500		$17.5575		7.023	1,500
Limited Recourse Capital Notes Series 4	US$	750	US$	21.5625		8.625	750

NVCC Subordinated Debentures (3)					Amount ($ millions)		Interest rate (%)
Subordinated debentures due December 2025					US$	1,250	4.50
Subordinated debentures due January 2029						$1,750	3.89
Subordinated debentures due July 2029						$1,500	2.836
Subordinated debentures due May 2032						$1,750	3.934
Subordinated debentures due December 2032					JPY	33,000	1.800
Subordinated debentures due May 2037					US$	1,250	4.588

Other	Amount ($ millions)		Distribution (5)		Yield (%)		Number outstanding (000s)
Scotiabank Trust Securities – Series 2006-1 issued by Scotiabank Capital Trust (7)		$750		$28.25		5.650	750

Options							Number outstanding (000s)
Outstanding options granted under the Stock Option Plans to purchase common shares (2)							11,937
(1)
Dividends are paid quarterly, if and when declared. Represents dividends announced on February 28, 2023. The Board of Directors, at its meeting on February 27, 2023, approved a dividend payable on April 26, 2023 to shareholders of record as of April 4, 2023.

(2)	As at February 17, 2023, the number of outstanding common shares and options were 1,191,758 thousand and 11,888 thousand, respectively.
(3)
These securities contain
Non-Viability
Contingent Capital (NVCC) provisions necessary to qualify as regulatory capital under Basel III. Refer to Notes 21 and 24 of the consolidated financial statements in the Bank’s 2022 Annual Report for further details. The maximum number of common shares issuable on conversion of NVCC subordinated debentures, NVCC Subordinated additional Tier 1 capital notes, including those issued to Scotiabank LRCN Trust as recourse assets in respect of NVCC Limited Recourse Capital Notes, and NVCC Preferred Shares as at January 31, 2023 would be 4,627 million common shares based on the floor price and excluding the impact of any accrued and unpaid interest and any declared but unpaid dividends.

(4)
These preferred shares are entitled to
non-cumulative
preferential cash dividends payable quarterly. These preferred shares have conversion features. Refer to Note 24 of the Consolidated Financial Statements in the Bank’s 2022 Annual Report for further details.

(5)	Distributions per face amount of $1,000 or US$1,000 semi-annually or quarterly, as applicable.
(6)	Quarterly distributions are recorded in each fiscal quarter, if and when paid.
(7)	These securities have exchange features. Refer to Table 29 in the Bank’s 2022 Annual Report for further details.
For further details on outstanding securities of the Bank, including convertibility features, refer to Notes 21, 24 and 26 of the Bank’s consolidated financial statements in the 2022 Annual Report.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Glossary
Allowance for Credit Losses:
An allowance set aside which, in management’s opinion, is adequate to absorb credit-related losses on all financial assets and off-balance
sheet exposures subject to impairment assessment. It includes allowances for performing financial assets and impaired financial assets.
Allowance for Credit Losses Ratio:
The ratio of period end total allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Impaired Loans Ratio:
The ratio of period end impaired allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance for Performing Loans Ratio:
The ratio of period end performing allowance for credit losses (excluding debt securities and deposits with financial institutions) divided by gross loans and acceptances.
Allowance against Impaired Loans as a % of Gross Impaired Loans:
The ratio of allowance against impaired loans to gross impaired loans.
Assets Under Administration (AUA):
Assets administered by the Bank which are beneficially owned by clients and therefore not reported on the Bank’s Consolidated Statement of Financial Position. Services provided for AUA are of an administrative nature, such as trusteeship, custodial, safekeeping, income collection and distribution, securities trade settlements, customer reporting, and other similar services.
Assets Under Management (AUM):
Assets managed by the Bank on a discretionary basis and in respect of which the Bank earns investment management fees. AUM are beneficially owned by clients and are therefore not reported on the Bank’s Consolidated Statement of Financial Position. Some AUM are also administered assets and are therefore included in assets under administration.
Bankers’ Acceptances (BAs):
Negotiable, short-term debt securities, guaranteed for a fee by the issuer’s bank.
Basis Point:
A unit of measure defined as
one-hundredth
of one per cent.
Book Value per Common Share:
Common shareholders equity divided by the number of outstanding common shares at the end of the period.
Common Equity Tier 1 (CET1), Tier 1 and Total Capital Ratios:
Under Basel III, there are three primary regulatory capital ratios used to assess capital adequacy, CET1, Tier 1 and Total capital ratios, which are determined by dividing those capital components by their respective risk-weighted assets.
CET1 consists primarily of common shareholders’ equity net of regulatory adjustments. These regulatory adjustments include goodwill, intangible assets net of deferred tax liabilities, deferred tax assets that rely on future profitability, defined-benefit pension fund net assets, shortfall of credit provision to expected losses and significant investments in common equity of other financial institutions.
Tier 1 includes CET1 and additional Tier 1 capital which consists primarily of qualifying non-cumulative
preferred shares,
non-cumulative
subordinated additional Tier 1 capital notes and limited recourse capital notes. Tier 2 capital consists mainly of qualifying subordinated debentures and the eligible allowances for credit losses.
Total capital is comprised of CET1 capital, Tier 1 capital and Tier 2 capital.
Covered Bonds:
Debt obligations of the Bank for which the payment of all amounts of interest and principal are unconditionally and irrevocably guaranteed by a limited partnership and secured by a pledge of the covered bond portfolio. The assets in the covered bond portfolio held by the limited partnership consist of first lien Canadian uninsured residential mortgages or first lien Canadian residential mortgages insured under CMHC Mortgage Insurance, respectively, and their related security interest.
Derivative Products:
Financial contracts whose value is derived from an underlying price, interest rate, exchange rate or price index. Forwards, options and swaps are all derivative instruments.
Dividend Yield:
Dividends per common share divided by the average of the high and low share price in the relevant period.
Effective Tax Rate:
The effective tax rate is the overall tax rate paid by the Bank on its earned income. The effective tax rate is calculated by dividing the Bank’s income tax expenses by the income before taxes.
Fair Value:
The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal, or in its absence, the most advantageous market to which the Bank has access at the measurement date.
Foreign Exchange Contracts:
Commitments to buy or sell a specified amount of foreign currency on a set date and at a predetermined rate of exchange.
Forward Rate Agreement (FRA):
A contract between two parties, whereby a designated interest rate, applied to a notional principal amount, is locked in for a specified period of time. The difference between the contracted rate and prevailing market rate is paid in cash on the settlement date. These agreements are used to protect against, or take advantage of, future interest rate movements.
Futures:
Commitments to buy or sell designated amounts of commodities, securities or currencies on a specified date at a predetermined price. Futures are traded on recognized exchanges. Gains and losses on these contracts are settled daily, based on closing market prices.
Gross Impaired Loans as a % of Loans and Acceptances:
The ratio of gross impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Hedging:
Protecting against price, interest rate or foreign exchange exposures by taking positions that are expected to react to market conditions in an offsetting manner.
Impaired Loans:
Loans on which the Bank no longer has reasonable assurance as to the timely collection of interest and principal, or where a contractual payment is past due for a prescribed period or the customer is declared to be bankrupt.
Leverage Ratio:
The ratio of Basel III Tier 1 capital to a leverage exposure measure which includes on-balance
sheet assets and
off-balance
sheet commitments, derivatives and securities financing transactions, as defined within the OSFI Leverage Requirements Guideline.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Liquidity Coverage Ratio (LCR):
The ratio of high quality liquid assets to stressed net cash outflows over a 30 calendar day time horizon, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Marked-To-Market:
The valuation of certain financial instruments at fair value as of the Consolidated Statement of Financial Position date.
Market Value to Book Value Multiple:
This financial valuation metric is calculated by dividing the current closing share price of the period by the book value per common share.
Net Impaired Loans as a % of Loans and Acceptances:
The ratio of net impaired loans, debt investments and
off-balance
sheet exposures expressed as a percentage of loans and acceptances.
Net Interest Margin:
Net interest margin is calculated as core net interest income for the business line divided by average core earning assets.
Net Stable Funding Ratio (NSFR):
The ratio of available stable funding to required stable funding, as defined within the OSFI Liquidity Adequacy Requirements Guideline.
Net Write-offs as a % of Average Net Loans and Acceptances:
The ratio of net write-offs expressed as a percentage of average net loans and acceptances.
Notional Principal Amounts:
The contract or principal amounts used to determine payments for certain off-balance
sheet instruments and derivatives, such as FRAs, interest rate swaps and cross-currency swaps. The amounts are termed “notional” because they are not usually exchanged themselves, serving only as the basis for calculating amounts that do change hands.
Off-Balance
Sheet Instruments:
These are indirect credit commitments, including undrawn commitments to extend credit and derivative instruments, which are not recorded on the Bank’s balance sheet under IFRS.
Operating Leverage:
This financial metric measures the rate of growth in total revenue less the rate of growth in non-interest expenses.
Options:
Contracts between buyer and seller giving the buyer of the option the right, but not the obligation, to buy (call) or sell (put) a specified commodity, financial instrument or currency at a set price or rate on or before a specified future date.
OSFI:
The Office of the Superintendent of Financial Institutions Canada, the regulator of Canadian banks.
Pacific Alliance:
Comprises the countries of Chile, Colombia, Mexico and Peru.
Price to Earnings Multiple (Trailing 4 Quarters):
Closing share price at period end divided by cumulative basic earnings per common share (EPS) of the past 4 quarters.
Productivity Ratio:
Management uses the productivity ratio as a measure of the Bank’s efficiency. This ratio represents non-interest expenses as a percentage of total revenue.
Provision for Credit Losses (PCL) as a % of Average Net Loans and Acceptances:
The ratio of PCL on loans, acceptances and
off-balance
sheet exposures expressed as a percentage of average net loans and acceptances.
Provision for Credit Losses (PCL) on Impaired Loans as a % of Average Net Loans and Acceptances:
PCL on impaired loans ratio under IFRS 9 is calculated using PCL on impaired loans, acceptances and off-balance
sheet exposures as a percentage of average net loans and acceptances.
Repos:
Repos is short for “obligations related to securities sold under repurchase agreements” – a short-term transaction where the Bank sells assets, normally government bonds, to a client and simultaneously agrees to repurchase them on a specified date and at a specified price. It is a form of short-term funding.
Return on Assets (ROA):
Net income expressed as a percentage of total average assets.
Return on Equity (ROE):
Net income attributable to common shareholders, expressed as a percentage of average common shareholders’ equity. The Bank attributes capital to its business lines on a basis that approximates 10.5% of Basel III common equity capital requirements which includes credit, market and operational risks and leverage inherent in each business segment. Return on equity for the business segments is calculated as a ratio of net income attributable to common shareholders of the business segment and the capital attributed.
Return on Tangible Common Equity (ROTCE):
Return on Tangible Common Equity is calculated by dividing the net income attributable to common shareholders, adjusted for the amortization of intangibles (excluding software), by average tangible common equity. Tangible common equity is defined as common shareholders’ equity adjusted for goodwill and acquisition-related intangible assets (excluding software), net of deferred taxes.
Reverse Repos:
Reverse repos is short for “securities purchased under resale agreements” – a short-term transaction where the Bank purchases assets, normally government bonds, from a client and simultaneously agrees to resell them on a specified date and at a specified price. It is a form of short-term collateralized lending.
Risk-Weighted Assets:
Comprised of three broad categories including credit risk, market risk and operational risk, which are computed under the Basel III Framework in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018). Risk-weighted assets for credit risk are calculated using modelled parameters, formulas and risk-weight requirements as specified by the Basel III Framework. In addition, the Bank uses both internal models and standardized approaches to calculate market risk capital and standardized approaches for operational risk capital which are converted to risk-weighted assets.
Securitization:
The process by which financial assets (typically loans) are transferred to a trust, which normally issues a series of different classes of asset-backed securities to investors to fund the purchase of loans.
Structured Entities:
A structured entity is defined as an entity created to accomplish a narrow and well-defined objective. A structured entity may take the form of a corporation, trust, partnership or unincorporated entity. Structured entities are often created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the entity.
Standby Letters of Credit and Letters of Guarantee:
Written undertakings by the Bank, at the request of the customer, to provide assurance of payment to a third-party regarding the customer’s obligations and liabilities to that third-party.
Structured Credit Instruments:
A wide range of financial products which includes Collateralized Debt Obligations, Collateralized Loan Obligations, Structured Investment Vehicles, and Asset-Backed Securities. These instruments represent investments in pools of credit-related assets, whose values are primarily dependent on the performance of the underlying pools.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Swaps:
Interest rate swaps are agreements to exchange streams of interest payments, typically one at a floating rate, the other at a fixed rate, over a specified period of time, based on notional principal amounts. Cross-currency swaps are agreements to exchange payments in different currencies over predetermined periods of time.
Taxable Equivalent Basis (TEB):
The Bank analyzes net interest income,
non-interest
income, and total revenue on a taxable equivalent basis (TEB). This methodology grosses up tax-exempt
income earned on certain securities reported in either net interest income or non-interest
income to an equivalent before tax basis. A corresponding increase is made to the provision for income taxes; hence, there is no impact on net income. Management believes that this basis for measurement provides a uniform comparability of net interest income and non-interest
income arising from both taxable and
non-taxable
sources and facilitates a consistent basis of measurement. While other banks also use TEB, their methodology may not be comparable to the Bank’s methodology. For purposes of segmented reporting, a segment’s revenue and provision for income taxes are grossed up by the taxable equivalent amount. The elimination of the TEB gross up is recorded in the Other segment.
Total Annual Shareholder Return (TSR):
Total annual shareholder return is calculated as the overall appreciation in share price, plus any dividends paid during the year; this sum is then divided by the share price at the beginning of the year to arrive at the TSR. Total annual shareholder return assumes reinvestment of quarterly dividends.
Total Loss Absorbing Capacity (TLAC):
The aggregate of NVCC Tier 1 capital, NVCC Tier 2 capital, and other TLAC instruments that are subject to conversion in whole or in part into common shares under the CDIC Act and meet all of the eligibility criteria under the OSFI guideline – Total Loss Absorbing Capacity (September 2018).
Other TLAC Instruments include prescribed shares and liabilities that are subject to conversion into common shares pursuant to the CDIC Act and which meet all of the eligibility criteria set out in the Total Loss Absorbing Capacity (TLAC) Guidelines.
Value At Risk (VaR):
An estimate of the potential loss that might result from holding a position for a specified period of time, with a given level of statistical confidence.
Yield Curve:
A graph showing the term structure of interest rates, plotting the yields of similar quality bonds by term to maturity.

Scotiabank First Quarter Report 2023

MANAGEMENT’S DISCUSSION & ANALYSIS

Basel III Glossary
Credit Risk Parameters
Exposure at Default (EAD):
Generally represents the expected gross exposure – outstanding amount for on-balance
sheet exposure and loan equivalent amount for
off-balance
sheet exposure at default.
Probability of Default (PD):
Measures the likelihood that a borrower will default within a one-year
time horizon, expressed as a percentage.
Loss Given Default (LGD):
Measures the severity of loss on a facility in the event of a borrower’s default, expressed as a percentage of exposure at default.
Exposure Types
Non-retail
Corporate:
Defined as a debt obligation of a corporation, partnership, or proprietorship.
Bank:
Defined as a debt obligation of a bank or bank equivalent (including certain public sector entities (PSEs) treated as bank equivalent exposures).
Sovereign:
Defined as a debt obligation of a sovereign, central bank, certain multi development banks and certain PSEs treated as sovereign.
Securitization:
On-balance
sheet investments in asset-backed securities, mortgage-backed securities, collateralized loan obligations and collateralized debt obligations, off-balance
sheet liquidity lines to the Bank’s own sponsored and third-party conduits and credit enhancements.
Retail
Residential Mortgage:
Loans to individuals against residential property (four units or less).
Secured Lines Of Credit:
Revolving personal lines of credit secured by residential real estate.
Qualifying Revolving Retail Exposures:
Credit cards and unsecured lines of credit for individuals.
Other Retail:
All other personal loans.
Exposure
Sub-types
Drawn:
Outstanding amounts for loans, leases, acceptances, deposits with banks and FVOCI debt securities.
Undrawn:
Unutilized portion of authorized committed credit lines.
Other Exposures
Repo-Style Transactions:
Reverse repurchase agreements (reverse repos) and repurchase agreements (repos), securities lending and borrowing.
OTC Derivatives:
Over-the-counter
derivatives contracts refers to financial instruments which are traded through a dealer network rather than through an exchange.
Other
Off-balance
Sheet:
Direct credit substitutes, such as standby letters of credit and guarantees, trade letters of credit, and performance letters of credit and guarantees.
Exchange-Traded Derivative Contracts:
Exchange-traded derivative contracts are derivative contracts (e.g., futures contracts and options) that are transacted on an organized futures exchange. These include futures contracts (both long and short positions), purchased options and written options.
Qualifying Central Counterparty (QCCP):
A licensed central counterparty is considered “qualifying” when it is compliant with the International Organization of Securities Commissions (IOSCO) standards and is able to assist clearing member banks in properly capitalizing for CCP exposures.
Asset Value Correlation Multiplier (AVC):
Basel III has increased the risk-weights on exposures to certain Financial Institutions (FIs) relative to the non-financial
corporate sector by introducing an AVC. The correlation factor in the risk-weight formula is multiplied by this AVC factor of 1.25 for all exposures to regulated FIs whose total assets are greater than or equal to US $100 billion and all exposures to unregulated FIs.
Specific
Wrong-Way
Risk (WWR):
Specific
Wrong-Way
Risk arises when the exposure to a particular counterparty is positively correlated with the probability of default of the counterparty due to the nature of the transactions with the counterparty.
Basel II Regulatory Capital Floor:
Since the introduction of Basel II in 2008, OSFI has prescribed a minimum regulatory capital floor for institutions that use the advanced internal ratings-based approach for credit risk. Effective Q2 2018, the Basel II capital floor add-on
is determined by comparing a capital requirement calculated by reference to the Basel II standardized approach for credit risk. Revised Basel II capital floor requirements also include risk-weighted assets for market risk and CVA. A shortfall in the Basel III capital requirement as compared with the Basel II floor is added to RWA.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Condensed Interim Consolidated Financial Statements (unaudited) TABLE OF CONTENTS

55	Condensed Interim Consolidated Financial Statements

60	Notes to the Condensed Interim Consolidated Financial Statements

	60	Note 1 - Reporting entity

	60	Note 2 - Basis of preparation

	60	Note 3 - Significant accounting policies

	60	Note 4 - Future accounting developments

	61	Note 5 - Cash and deposits with financial institutions

	61	Note 6 - Investment securities

	62	Note 7 - Loans, impaired loans and allowance for credit losses

	69	Note 8 - Derecognition of financial assets

70	Note 9 - Investments in associates

71	Note 10 - Deposits

71	Note 11 - Capital and financing transactions

72	Note 12 - Capital management

72	Note 13 - Share-based payments

72	Note 14 - Employee benefits

72	Note 15 - Operating segments

74	Note 16 - Interest income and expense

74	Note 17 - Earnings per share

75	Note 18 - Financial instruments

80	Note 19 - Corporate income taxes

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position

		As at
(Unaudited) ($ millions)	Note	January 31 2023	October 31 2022
Assets
Cash and deposits with financial institutions	5	$81,386	$65,895
Precious metals		725	543
Trading assets
Securities		106,735	103,547
Loans		7,642	7,811
Other		1,969	1,796
		116,346	113,154
Securities purchased under resale agreements and securities borrowed		178,690	175,313
Derivative financial instruments		44,820	55,699
Investment securities	6	111,004	110,008
Loans
Residential mortgages	7	353,527	349,279
Personal loans	7	101,041	99,431
Credit cards	7	15,494	14,518
Business and government	7	290,608	287,107
		760,670	750,335
Allowance for credit losses	7(c)	5,513	5,348
		755,157	744,987
Other
Customers’ liability under acceptances, net of allowance		21,872	19,494
Property and equipment		5,699	5,700
Investments in associates	9	2,684	2,633
Goodwill and other intangible assets		17,170	16,833
Deferred tax assets		2,508	1,903
Other assets		36,377	37,256
		86,310	83,819
Total assets		$1,374,438	$1,349,418
Liabilities
Deposits
Personal	10	$274,879	$265,892
Business and government	10	621,740	597,617
Financial institutions	10	53,268	52,672
		949,887	916,181
Financial instruments designated at fair value through profit or loss	18(b)	26,583	22,421
Other
Acceptances		21,912	19,525
Obligations related to securities sold short		43,439	40,449
Derivative financial instruments		52,746	65,900
Obligations related to securities sold under repurchase agreements and securities lent		132,206	139,025
Subordinated debentures	11	8,713	8,469
Other liabilities		63,201	62,699
		322,217	336,067
Total liabilities		1,298,687	1,274,669
Equity
Common equity
Common shares	11	18,732	18,707
Retained earnings		54,165	53,761
Accumulated other comprehensive income (loss)		(6,640)	(7,166)
Other reserves		(145)	(152)
Total common equity		66,112	65,150
Preferred shares and other equity instruments		8,075	8,075
Total equity attributable to equity holders of the Bank		74,187	73,225
Non-controlling interests in subsidiaries		1,564	1,524
Total equity		75,751	74,749
Total liabilities and equity		$1,374,438	$1,349,418
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income

		For the three months ended
(Unaudited) ($ millions)	Note	January 31 2023	October 31 2022	January 31 2022
Revenue
Interest income (1)
Loans		$10,619	$9,271	$5,994
Securities		1,458	1,217	358
Securities purchased under resale agreements and securities borrowed		336	209	47
Deposits with financial institutions		743	421	64
	16	13,156	11,118	6,463
Interest expense
Deposits		7,834	5,722	1,573
Subordinated debentures		105	93	45
Other		648	681	501
	16	8,587	6,496	2,119
Net interest income		4,569	4,622	4,344
Non-interest income
Card revenues		201	195	190
Banking services fees		469	456	437
Credit fees		466	451	401
Mutual funds		532	528	628
Brokerage fees		279	264	298
Investment management and trust		253	242	256
Underwriting and advisory fees		102	136	172
Non-trading foreign exchange		232	228	225
Trading revenues		634	418	609
Net gain on sale of investment securities		44	71	2
Net income from investments in associated corporations		16	49	91
Insurance underwriting income, net of claims		112	114	101
Other fees and commissions		186	206	156
Other		(115)	(354)	139
		3,411	3,004	3,705
Total revenue		7,980	7,626	8,049
Provision for credit losses		638	529	222
		7,342	7,097	7,827
Non-interest expenses
Salaries and employee benefits		2,340	2,187	2,280
Premises and technology		640	636	586
Depreciation and amortization		406	394	375
Communications		94	90	90
Advertising and business development		136	140	109
Professional		175	239	192
Business and capital taxes		161	134	140
Other		512	709	451
		4,464	4,529	4,223
Income before taxes		2,878	2,568	3,604
Income tax expense	19	1,106	475	864
Net income		$1,772	$2,093	$2,740
Net income attributable to non-controlling interests in subsidiaries		40	38	88
Net income attributable to equity holders of the Bank		$1,732	$2,055	$2,652
Preferred shareholders and other equity instrument holders		101	106	44
Common shareholders		$1,631	$1,949	$2,608
Earnings per common share (in dollars)
Basic	17	$1.37	$1.64	$2.15
Diluted	17	1.36	1.63	2.14
Dividends paid per common share (in dollars)		1.03	1.03	1.00
(1)
Includes interest income on financial assets measured at amortized cost and FVOCI, calculated using the effective interest method, of $12,710 for the quarter ended January 31, 2023 (October

31, 2022 – $
10,703; January 31, 2022 – $6,331).

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Comprehensive Income

	For the three months ended
(Unaudited) ($ millions)	January 31 2023	October 31 2022	January 31 2022

Net income	$1,772	$2,093	$2,740
Other comprehensive income (loss)
Items that will be reclassified subsequently to net income
Net change in unrealized foreign currency translation gains (losses):
Net unrealized foreign currency translation gains (losses)	543	3,106	1,500
Net gains (losses) on hedges of net investments in foreign operations	16	(1,140)	(559)
Income tax expense (benefit):
Net unrealized foreign currency translation gains (losses)	8	27	12
Net gains (losses) on hedges of net investments in foreign operations	(6)	(299)	(147)
	557	2,238	1,076
Net change in fair value due to change in debt instruments measured at fair value through other comprehensive income:
Net gains (losses) in fair value	1,234	(2,460)	(321)
Reclassification of net (gains) losses to net income	(791)	1,767	117
Income tax expense (benefit):
Net gains (losses) in fair value	288	(619)	(80)
Reclassification of net (gains) losses to net income	(178)	458	35
	333	(532)	(159)
Net change in gains (losses) on derivative instruments designated as cash flow hedges:
Net gains (losses) on derivative instruments designated as cash flow hedges	3,476	(1,669)	(976)
Reclassification of net (gains) losses to net income	(2,756)	(937)	669
Income tax expense (benefit):
Net gains (losses) on derivative instruments designated as cash flow hedges	983	(444)	(251)
Reclassification of net (gains) losses to net income	(798)	(233)	171
	535	(1,929)	(227)
Other comprehensive income (loss) from investments in associates	(13)	(382)	4
Items that will not be reclassified subsequently to net income
Net change in remeasurement of employee benefit plan asset and liability:
Actuarial gains (losses) on employee benefit plans	(219)	(17)	148
Income tax expense (benefit)	(69)	(1)	69
	(150)	(16)	79
Net change in fair value due to change in equity instruments designated at fair value through other comprehensive income:
Net gains (losses) in fair value	101	(160)	194
Income tax expense (benefit)	10	(46)	68
	91	(114)	126
Net change in fair value due to change in own credit risk on financial liabilities designated under the fair value option:
Change in fair value due to change in own credit risk on financial liabilities designated under the fair value option	(1,090)	373	231
Income tax expense (benefit)	(284)	98	61
	(806)	275	170
Other comprehensive income (loss) from investments in associates	2	–	1
Other comprehensive income (loss)	549	(460)	1,070
Comprehensive income	$2,321	$1,633	$3,810
Comprehensive income (loss) attributable to non-controlling interests	63	60	149
Comprehensive income attributable to equity holders of the Bank	2,258	1,573	3,661
Preferred shareholders and other equity instrument holders	101	106	44
Common shareholders	$2,157	$1,467	$3,617
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Changes in Equity

			Accumulated other comprehensive income (loss)
(Unaudited) ($ millions)	Common shares	Retained earnings (1)	Foreign currency translation	Debt instruments FVOCI	Equity instruments FVOCI	Cash flow hedges	Other (2)	Other reserves	Total common equity	Preferred shares and other equity instruments	Total attributable to equity holders	Non- controlling interests in subsidiaries	Total

Balance as at October 31, 2022	$18,707	$53,761	$(2,478)	$(1,482)	$216	$(4,786)	$1,364	$(152)	$65,150	$8,075	$73,225	$1,524	$74,749
Net income	–	1,631	–	–	–	–	–	–	1,631	101	1,732	40	1,772
Other comprehensive income (loss)	–	–	524	333	82	537	(950)	–	526	–	526	23	549
Total comprehensive income	$–	$1,631	$524	$333	$82	$537	$(950)	$–	$2,157	$101	$2,258	$63	$2,321
Shares issued	25	–	–	–	–	–	–	(2)	23	–	23	–	23
Shares repurchased/redeemed	–	–	–	–	–	–	–	–	–	–	–	–	–
Dividends and distributions paid to equity holders	–	(1,228)	–	–	–	–	–	–	(1,228)	(101)	(1,329)	(23)	(1,352)
Share-based payments (3)	–	–	–	–	–	–	–	9	9	–	9	–	9
Other	–	1	–	–	–	–	–	–	1	–	1	–	1
Balance as at January 31, 2023	$18,732	$54,165	$(1,954)	$(1,149)	$298	$(4,249)	$414	$(145)	$66,112	$8,075	$74,187	$1,564	$75,751

Balance as at October 31, 2021	$18,507	$51,354	$(4,709)	$(270)	$291	$(214)	$(431)	$222	$64,750	$6,052	$70,802	$2,090	$72,892
Net income	–	2,608	–	–	–	–	–	–	2,608	44	2,652	88	2,740
Other comprehensive income (loss)	–	–	1,030	(159)	129	(240)	249	–	1,009	–	1,009	61	1,070
Total comprehensive income	$–	$2,608	$1,030	$(159)	$129	$(240)	$249	$–	$3,617	$44	$3,661	$149	$3,810
Shares issued	104	–	–	–	–	–	–	(13)	91	–	91	–	91
Shares repurchased/redeemed	(190)	(896)	–	–	–	–	–	–	(1,086)	(500)	(1,586)	–	(1,586)
Dividends and distributions paid to equity holders	–	(1,207)	–	–	–	–	–	–	(1,207)	(44)	(1,251)	(17)	(1,268)
Share-based payments (3)	–	–	–	–	–	–	–	6	6	–	6	–	6
Other	–	(11)	–	–	–	–	–	12	1	–	1	–	1
Balance as at January 31, 2022	$18,421	$51,848	$(3,679)	$(429)	$420	$(454)	$(182)	$227	$66,172	$5,552	$71,724	$2,222	$73,946
(1)	Includes undistributed retained earnings of $66 (January 31, 2022 – $62) related to a foreign associated corporation, which is subject to local regulatory restriction.
(2)	Includes Share from associates, Employee benefits and Own credit risk.
(3)	Represents amounts on account of share-based payments (refer to Note 13).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Cash
Flows

(Unaudited) ($ millions)	For the three months ended
Sources (uses) of cash flows	January 31 2023	January 31 2022
Cash flows from operating activities

Net income	$1,772	$2,740
Adjustment for:
Net interest income	(4,569)	(4,344)
Depreciation and amortization	406	375
Provision for credit losses	638	222
Equity-settled share-based payment expense	9	6
Net gain on sale of investment securities	(44)	(2)
Net income from investments in associated corporations	(16)	(91)
Income tax expense	1,106	864
Changes in operating assets and liabilities:
Trading assets	(3,217)	(4,497)
Securities purchased under resale agreements and securities borrowed	(3,685)	(2,775)
Loans	(6,055)	(24,821)
Deposits	35,582	46,498
Obligations related to securities sold short	2,986	4,843
Obligations related to securities sold under repurchase agreements and securities lent	(6,977)	(2,452)
Net derivative financial instruments	1,485	(1,963)
Other, net	(8,202)	2,152
Dividends received	324	284
Interest received	12,618	6,553
Interest paid	(7,254)	(2,177)
Income tax paid	(553)	(1,458)
Net cash from/(used in) operating activities	16,354	19,957
Cash flows from investing activities
Interest-bearing deposits with financial institutions	(18,926)	(10,229)
Purchase of investment securities	(18,562)	(22,578)
Proceeds from sale and maturity of investment securities	18,735	16,909
Property and equipment, net of disposals	(56)	(45)
Other, net	(262)	(227)
Net cash from/(used in) investing activities	(19,071)	(16,170)
Cash flows from financing activities
Proceeds from issue of subordinated debentures	337	–
Redemption of preferred shares	–	(500)
Proceeds from common shares issued	25	104
Common shares purchased for cancellation	–	(1,086)
Cash dividends and distributions paid	(1,329)	(1,251)
Distributions to non-controlling interests	(23)	(17)
Payment of lease liabilities	(85)	(89)
Other, net	891	(224)
Net cash from/(used in) financing activities	(184)	(3,063)
Effect of exchange rate changes on cash and cash equivalents	137	146
Net change in cash and cash equivalents	(2,764)	870
Cash and cash equivalents at beginning of period (1)	11,065	9,693
Cash and cash equivalents at end of period (1)	$8,301	$10,563
(1)	Represents cash and non-interest-bearing deposits with financial institutions (refer to Note 5).
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Notes to the Condensed Interim Consolidated Financial Statements (Unaudited)

1.	Reporting entity
The Bank of Nova Scotia (the Bank) is a chartered bank under the Bank Act (Canada) (the Bank Act). The Bank is a Schedule I bank under the Bank Act and is regulated by the Office of the Superintendent of Financial Institutions (OSFI). The Bank is a global financial services provider offering a diverse range of products and services, including personal, commercial, corporate and investment banking. The head office of the Bank is located at 1709 Hollis Street, Halifax, Nova Scotia, Canada and its executive offices are at 40 Temperance Street, Toronto, Canada. The common shares of the Bank are listed on the Toronto Stock Exchange and the New York Stock Exchange.

2.	Basis of preparation
Statement of compliance
These condensed interim consolidated financial statements of the Bank have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and accounting requirements of OSFI in accordance with Section 308 of the Bank Act. Section 308 states that except as otherwise specified by OSFI, the financial statements are to be prepared in accordance with IFRS.
These condensed interim consolidated financial statements were prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
(IAS 34) and do not include all of the information required for full annual financial statements. These condensed interim consolidated financial statements should be read in conjunction with the Bank’s annual audited consolidated financial statements for the year ended October 31, 2022.
The condensed interim consolidated financial statements for the quarter ended January 31, 2023 have been approved by the Board of Directors for issue on February 28, 2023.
Basis of measurement
The condensed interim consolidated financial statements have been prepared on the historical cost basis except for the following material items that are measured at fair value in the Consolidated Statement of Financial Position:

•	Financial assets and liabilities measured at fair value through profit or loss

•	Financial assets and liabilities designated at fair value through profit or loss

•	Derivative financial instruments

•	Equity instruments designated at fair value through other comprehensive income

•	Debt instruments measured at fair value through other comprehensive income
Functional and presentation currency
These condensed interim consolidated financial statements are presented in Canadian dollars, which is the Bank’s functional currency. All financial information presented in Canadian dollars has been rounded to the nearest million unless otherwise stated.
Use of estimates and judgments
The preparation of financial statements, in conformity with IFRS, requires management to make estimates, apply judgments and make assumptions that affect the reported amount of assets and liabilities at the date of the condensed interim consolidated financial statements, and income and expenses during the reporting period. Estimates made by management are based on historical experience and other assumptions that are believed to be reasonable. Key areas where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, include those relating to the allowance for credit losses, the fair value of financial instruments (including derivatives), corporate income taxes, employee benefits, the fair value of all identifiable assets and liabilities as a result of business combinations, impairment of non-financial
assets and derecognition of financial assets and liabilities. While management makes its best estimates and assumptions, actual results could differ from these estimates and assumptions.

3.	Significant accounting policies
These

condensed interim consolidated financial statements should be read in conjunction with the Bank’s audited consolidated financial statements for the year ended October 31, 2022.
The significant accounting policies used in the preparation of the condensed interim consolidated financial statements are consistent with those used in the Bank’s audited consolidated financial statements for the year ended October 31, 2022 as described in Note 3 of the Bank’s 2022 annual consolidated financial statements.

4.	Future accounting developments
There are no significant updates to the future accounting developments disclosed in Note 5 of the Bank’s audited consolidated financial statements in the 2022 Annual Report.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

5.	Cash and deposits with financial institutions

	As at
($ millions)	January 31 2023		October 31 2022
Cash and non-interest-bearing deposits with financial institutions	$8,301		$11,065
Interest-bearing deposits with financial institutions	73,085		54,830
Total	$81,386	(1)	$65,895	(1)
(1)	Net of allowances of $5 (October 31, 2022 – $4).
The Bank is required to maintain balances with central banks, other regulatory authorities and certain counterparties and these amounted to $5,604 million (October 31, 2022 – $5,958 million) and are included above.

6.	Investment securities
The following table presents the carrying amounts of the Bank’s investment securities per measurement category.

	As at
($ millions)	January 31 2023	October 31 2022
Debt investment securities measured at FVOCI	$82,431	$81,271
Debt investment securities measured at amortized cost	24,195	23,610
Equity investment securities designated at FVOCI	2,679	3,439
Equity investment securities measured at FVTPL	1,636	1,626
Debt investment securities measured at FVTPL	63	62
Total investment securities	$111,004	$110,008
(a) Debt investment securities measured at fair value through other comprehensive income (FVOCI)

As at January 31, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$10,122	$6	$266	$9,862
Canadian provincial and municipal debt	6,728	16	319	6,425
U.S. treasury and other U.S. agency debt	36,609	75	1,849	34,835
Other foreign government debt	30,141	72	924	29,289
Other debt	2,084	6	70	2,020
Total	$85,684	$175	$3,428	$82,431

As at October 31, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Canadian federal government issued or guaranteed debt	$11,372	$4	$374	$11,002
Canadian provincial and municipal debt	5,860	1	432	5,429
U.S. treasury and other U.S. agency debt	37,690	80	2,534	35,236
Other foreign government debt	28,794	27	1,135	27,686
Other debt	1,989	1	72	1,918
Total	$85,705	$113	$4,547	$81,271
(b) Debt investment securities measured at amortized cost

	As at
	January 31, 2023		October 31, 2022
($ millions)	Fair value	Carrying value (1)	Fair value	Carrying value
Canadian federal and provincial government issued or guaranteed debt	$8,719	$8,987	$8,684	$9,024
U.S. treasury and other U.S. agency debt	12,874	13,600	12,212	13,042
Other foreign government debt	1,493	1,497	1,459	1,470
Corporate debt	120	111	88	74
Total	$23,206	$24,195	$22,443	$23,610

(1)	Net of allowances of $1 (October 31, 2022 – $1).

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c) Equity investment securities designated at fair value through other comprehensive income (FVOCI)
The Bank has designated certain instruments at FVOCI shown in the following table as these equity securities are held for strategic purposes.

As at January 31, 2023 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$2,313	$508	$142	$2,679
Total	$2,313	$508	$142	$2,679

As at October 31, 2022 ($ millions)	Cost	Gross unrealized gains	Gross unrealized losses	Fair value
Common shares	$3,175	$487	$223	$3,439
Total	$3,175	$487	$223	$3,439
Dividend income earned on equity securities designated at FVOCI of $33 million for the three months ended January 31, 2023 (October 31, 2022 – $44 million; January 31, 2022 – $38 million) has been recognized in interest income.
During the three months ended January 31, 2023, the Bank has disposed of certain equity securities designated at FVOCI with a fair value of $788 million (October 31, 2022 – $301 million; January 31, 2022 – $381 million). This has resulted in a realized loss of $64 million in the three months ended January 31, 2023 (October 31, 2022 – loss of $42 million; January 31, 2022 – gain of $36 million).

7.	Loans, impaired loans and allowance for credit losses
(a) Loans at amortized cost

	As at
	January 31, 2023			October 31, 2022
($ millions)	Gross carrying amount	Allowance for credit losses	Net carrying amount	Gross carrying amount	Allowance for credit losses	Net carrying amount
Residential mortgages	$353,527	$938	$352,589	$349,279	$899	$348,380
Personal loans	101,041	2,204	98,837	99,431	2,137	97,294
Credit cards	15,494	1,100	14,394	14,518	1,083	13,435
Business and government	290,608	1,271	289,337	287,107	1,229	285,878
Total	$760,670	$5,513	$755,157	$750,335	$5,348	$744,987
(b) Impaired loans
(1)(2)

	As at
	January 31, 2023			October 31, 2022
($ millions)	Gross impaired loans	Allowance for credit losses	Net	Gross impaired loans	Allowance for credit losses	Net
Residential mortgages	$1,539	$428	$1,111	$1,386	$406	$980
Personal loans	968	563	405	848	551	297
Credit cards	–	–	–	–	–	–
Business and government	2,597	663	1,934	2,552	678	1,874
Total	$5,104	$1,654	$3,450	$4,786	$1,635	$3,151
By geography:
Canada	$1,212	$434	$778	$1,054	$440	$614
United States	–	–	–	–	–	–
Mexico	1,034	295	739	1,020	294	726
Peru	720	351	369	761	352	409
Chile	953	243	710	740	202	538
Colombia	306	72	234	301	67	234
Other international	879	259	620	910	280	630
Total	$5,104	$1,654	$3,450	$4,786	$1,635	$3,151
(1)	Interest income recognized on impaired loans during the three months ended January 31, 2023 was $12 (October 31, 2022 – $11).
(2)	Additional interest income of approximately $86 would have been recorded if the above loans had not been classified as impaired (October 31, 2022 – $81).

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(c)	Allowance for credit losses

(i)	Key inputs and assumptions
The Bank’s allowance for credit losses is measured using a three-stage approach based on the extent of credit deterioration since origination. The calculation of the Bank’s allowance for credit losses is an output of complex models with a number of underlying assumptions regarding the choice of variable inputs and their interdependencies. Some of the key drivers include the following:

•	Changes in risk ratings of the borrower or instrument reflecting changes in their credit quality;

•	Changes in the volumes of transactions;

•
Changes in the forward-looking macroeconomic environment reflected in the variables used in the models such as GDP growth, unemployment rates, commodity prices, interest rates, and house price indices, which are most closely related with credit losses in the relevant portfolio;

•	Changes in macroeconomic scenarios and the probability weights assigned to each scenario; and

•	Borrower migration between the three stages.
The Bank determines its allowance for credit losses using four probability-weighted forward-looking scenarios (base case, optimistic, pessimistic and very pessimistic).
The Bank considers both internal and external sources of information and data to achieve unbiased projections and forecasts in determining the allowance for credit losses. The Bank prepares the scenarios using forecasts generated by Scotiabank Economics (SE). The forecasts are generated using models whose outputs are modified by SE as necessary to formulate a ‘base case’ view of the most probable future direction of economic developments. The development of the base case and alternative scenarios is overseen by a governance committee that consists of internal stakeholders from across the Bank. The final base case and alternative scenarios reflect significant review and oversight, and incorporate judgment both in the determination of the scenarios’ forecasts and the probability weights that are assigned to them.

(ii)	Key macroeconomic variables
The inputs and models used for calculating expected credit losses may not always capture all characteristics of the market at the date of the financial statements. Qualitative adjustments or overlays may be made for certain portfolios or geographies as temporary adjustments in circumstances where, in the Bank’s view, the inputs, assumptions, and/or modelling techniques do not capture all relevant risk factors, including the emergence of economic or geopolitical events up to the date of financial statements.
The Bank has applied expert credit judgement in the determination of the allowance for credit losses to capture, as described above, all relevant risk factors up to the end of the reporting period. The Bank considered both quantitative and qualitative information in the assessment of significant increase in credit risk.
The Bank’s models are calibrated to consider past performance and macroeconomic forward-looking variables as inputs. The Bank has generated a forward-looking base case scenario and three alternate forward-looking scenarios (one optimistic and two pessimistic) as key inputs into the expected credit loss provisioning models. The base case is less favourable this quarter, as stronger observed inflation pressures – and the U.S. Federal Reserve’s stronger tone – will bring monetary policy rates to higher than previously forecasted levels. The optimistic scenario features somewhat stronger economic activity relative to the base case.
The two pessimistic scenarios were updated this quarter around the potential risk of stagflation and recession and are built around alternative assumptions on the source, duration and impact of stagflation shocks. These pessimistic scenarios are less severe than last quarter as they reflect less uncertainty in regard to the impact of the Russia/Ukraine war, and a portion of the previously assumed risk of strong inflation has materialized and is now captured in the base case.
The pessimistic scenarios both feature a protracted period of elevated financial market uncertainty and a further disruption to supply chains with these being more severe in the very pessimistic scenario. The pessimistic scenario also adds high commodity prices as a source for stagflation shock, while these are simply reacting (negatively) to the weaker global economic in the very pessimistic scenario. Consequently these scenarios feature much higher inflation compared to the base case scenario resulting in a rapid deceleration of growth. In the pessimistic scenario, stagflation is short-lived, while in the very pessimistic scenario, the stagflation shock is strong and persists for a longer period of time.

The following tables show certain key macroeconomic variables used to calculate the modelled estimate for the allowance for credit losses. Further changes in these variables up to the date of the financial statements is incorporated through expert credit judgment. For the base case, optimistic and pessimistic scenarios, the projections are provided for the next 12 months and for the remaining forecast period, which represents a medium-term view.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Very Pessimistic
As at January 31, 2023	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period

Canada
Real GDP growth, y/y % change	0.8	2.3	1.7	3.6	-2.2	3.1	-3.2	3.1
Consumer price index, y/y %	4.1	1.8	4.3	2.3	6.3	2.0	7.0	2.0
Unemployment rate, average %	5.8	6.1	5.4	4.5	7.8	6.5	8.6	6.8
Bank of Canada overnight rate target, average %	4.2	2.5	4.5	3.7	4.8	2.8	5.1	3.0
HPI - Housing Price Index, y/y % change	-13.1	0.2	-12.6	1.7	-15.8	0.2	-16.7	0.2
USD/CAD exchange rate, average	1.33	1.24	1.32	1.24	1.33	1.25	1.33	1.25
U.S.
Real GDP growth, y/y % change	0.6	1.9	1.3	2.7	-2.3	2.7	-3.2	2.8
Consumer price index, y/y %	5.0	2.3	5.2	2.6	7.3	2.4	8.1	2.5
Target federal funds rate, upper limit, average %	4.9	2.8	5.2	4.0	5.6	3.1	5.8	3.3
Unemployment rate, average %	4.2	4.8	4.0	4.4	6.0	5.2	6.7	5.4
Mexico
Real GDP growth, y/y % change	0.8	2.2	1.5	3.1	-1.8	2.9	-2.7	3.0
Unemployment rate, average %	3.9	3.8	3.7	3.1	5.6	4.3	6.3	4.6
Chile
Real GDP growth, y/y % change	-1.7	2.5	-0.7	3.6	-4.4	3.3	-5.3	3.4
Unemployment rate, average %	9.1	7.3	8.8	6.7	10.9	7.6	11.6	7.8
Peru
Real GDP growth, y/y % change	2.4	2.3	2.7	3.7	-0.6	3.1	-1.5	3.2
Unemployment rate, average %	7.4	7.3	7.2	5.8	9.4	7.8	10.6	8.3
Colombia
Real GDP growth, y/y % change	2.0	2.7	4.5	4.2	-1.0	3.4	-1.9	3.6
Unemployment rate, average %	10.7	10.3	9.4	7.0	12.7	10.7	14.3	11.5
Caribbean
Real GDP growth, y/y % change	3.7	3.9	4.3	4.8	1.0	4.6	0.1	4.7
Global
WTI oil price, average USD/bbl	94	69	99	81	108	71	80	65
Copper price, average USD/lb	3.50	4.51	3.61	5.02	3.71	4.54	3.21	4.38
Global GDP, y/y % change	2.07	2.52	2.80	3.47	-0.47	3.23	-1.31	3.32
	Base Case Scenario		Alternative Scenario - Optimistic		Alternative Scenario - Pessimistic		Alternative Scenario - Very Pessimistic
As at October 31, 2022	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period	Next 12 Months	Remaining Forecast Period
Canada
Real GDP growth, y/y % change	1.2	2.1	2.4	3.1	-4.8	3.7	-5.9	2.6
Consumer price index, y/y %	4.9	2.1	5.2	2.6	9.3	2.3	12.5	9.5
Unemployment rate, average %	5.7	6.0	5.1	4.7	9.7	6.9	10.2	8.6
Bank of Canada overnight rate target, average %	3.8	2.7	4.2	4.1	5.1	3.2	5.1	3.7
HPI - Housing Price Index, y/y % change	-12.3	-0.3	-9.7	1.6	-17.6	-0.3	-20.0	-1.3
USD/CAD exchange rate, average	1.27	1.24	1.26	1.23	1.28	1.24	1.28	1.25
U.S.
Real GDP growth, y/y % change	0.6	2.1	1.3	3.0	-5.1	3.7	-6.5	3.3
Consumer price index, y/y %	5.4	2.4	5.8	2.8	10.0	2.6	13.2	10.1
Target federal funds rate, upper limit, average %	3.5	2.7	4.7	4.5	4.8	3.3	4.8	3.7
Unemployment rate, average %	4.3	5.0	4.2	4.6	7.9	5.7	8.3	6.7
Mexico
Real GDP growth, y/y % change	1.4	2.6	1.9	3.5	-4.0	4.0	-5.1	2.5
Unemployment rate, average %	3.8	3.9	3.7	3.2	7.2	4.8	7.6	6.4
Chile
Real GDP growth, y/y % change	-2.0	2.4	-0.8	3.6	-7.3	3.9	-8.4	2.9
Unemployment rate, average %	8.6	7.6	8.0	6.5	12.2	8.3	12.9	9.0
Peru
Real GDP growth, y/y % change	2.5	2.7	3.7	3.8	-1.0	4.1	-3.3	3.5
Unemployment rate, average %	7.0	6.9	6.0	4.7	10.3	7.6	11.4	9.2
Colombia
Real GDP growth, y/y % change	3.9	2.6	6.5	3.6	0.4	4.0	-2.0	3.4
Unemployment rate, average %	10.7	9.9	9.0	6.7	14.0	10.7	15.1	12.3
Caribbean
Real GDP growth, y/y % change	4.4	4.0	5.0	4.9	0.5	5.2	-1.0	3.8
Global
WTI oil price, average USD/bbl	89	79	95	96	116	83	125	116
Copper price, average USD/lb	3.25	3.49	3.39	3.95	3.66	3.54	3.78	3.78
Global GDP, y/y % change	2.02	2.83	2.96	3.83	-3.05	4.23	-4.14	3.79

(iii)	Sensitivity
Relative to the base case scenario, the weighting of these multiple scenarios increased the reported allowance for credit losses for financial assets in Stage 1 and Stage 2 to $3,998 million (October 31, 2022 – $3,847 million) from $3,901 million (October 31, 2022 – $3,609 million). If the Bank was to only use the very pessimistic scenario for the measurement of allowance for credit losses for such assets, the allowance for credit losses on performing financial instruments would be $538 million (October 31, 2022 – $1,096 million) higher than the reported allowance for credit losses as

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

at January 31, 2023. The decrease in quantitative impact quarter over quarter reflects that the pessimistic scenarios are less severe than last quarter given a portion of the previously assumed risk of strong inflation has materialized and is now captured in the base case. Actual results will differ as this does not consider the migration of exposures or incorporate changes that would occur in the portfolio due to risk mitigation actions and other factors. Furthermore, the consideration of qualitative overlays or expert credit judgement is not considered.
Under the current probability-weighted scenarios, if all performing financial assets were in Stage 1, reflecting a 12 month expected loss period, the allowance for credit losses would be $541 million (October 31, 2022 – $521 million) lower than the reported allowance for credit losses on performing financial assets.

(iv)	Allowance for credit losses

Allowance for credit losses
($ millions)	Balance as at November 1, 2022	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at January 31, 2023
Residential mortgages	$899	$31	$(15)	$23	$938
Personal loans	2,137	276	(250)	41	2,204
Credit cards	1,083	191	(204)	30	1,100
Business and government	1,368	140	(94)	(3)	1,411
	$5,487	$638	$(563)	$91	$5,653
Presented as:
Allowance for credit losses on loans	$5,348				$5,513
Allowance for credit losses on acceptances (1)	31				40
Allowance for credit losses on off-balance sheet exposures (2)	108				100
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

($ millions)	Balance as at November 1, 2021	Provision for credit losses	Net write-offs	Other, including foreign currency adjustment	Balance as at January 31, 2022
Residential mortgages	$802	$26	$(14)	$21	$835
Personal loans	2,341	111	(240)	37	2,249
Credit cards	1,211	73	(139)	20	1,165
Business and government	1,374	12	(64)	9	1,331
	$5,728	$222	$(457)	$87	$5,580
Presented as:
Allowance for credit losses on loans	$5,626				$5,492
Allowance for credit losses on acceptances (1)	37				33
Allowance for credit losses on off-balance sheet exposures (2)	65				55
(1)	Allowance for credit losses on acceptances are recorded against the financial asset in the Consolidated Statement of Financial Position.
(2)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Allowance for credit losses on loans	As at January 31, 2023
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$209	$301	$428	$938
Personal loans	673	968	563	2,204
Credit cards	436	664	–	1,100
Business and government	315	293	663	1,271
Total (1)	$1,633	$2,226	$1,654	$5,513
(1)	Excludes allowance for credit losses of $155 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at October 31, 2022
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$197	$296	$406	$899
Personal loans	665	921	551	2,137
Credit cards	436	647	–	1,083
Business and government	255	296	678	1,229
Total (1)	$1,553	$2,160	$1,635	$5,348
(1)	Excludes allowance for credit losses of $151 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

	As at January 31, 2022
($ millions)	Stage 1	Stage 2	Stage 3	Total
Residential mortgages	$161	$279	$395	$835
Personal loans	655	1,020	574	2,249
Credit cards	399	766	–	1,165
Business and government	198	391	654	1,243
Total (1)	$1,413	$2,456	$1,623	$5,492
(1)	Excludes allowance for credit losses of $91 for other financial assets including acceptances, investment securities, deposits with banks, off-balance sheet credit risks and reverse repos.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the changes to the allowance for credit losses on loans.

	As at January 31, 2023				As at January 31, 2022
($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Retail loans:
Residential mortgages
Balance at beginning of period	$197	$296	$406	$899	$152	$276	$374	$802
Provision for credit losses
Remeasurement (1)	(31)	9	49	27	(19)	11	29	21
Newly originated or purchased financial assets	9	–	–	9	10	–	–	10
Derecognition of financial assets and maturities	(2)	(3)	–	(5)	(2)	(3)	–	(5)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	37	(29)	(8)	–	19	(17)	(2)	–
Stage 2	(7)	31	(24)	–	(2)	7	(5)	–
Stage 3	–	(13)	13	–	–	(3)	3	–
Gross write-offs	–	–	(22)	(22)	–	–	(21)	(21)
Recoveries	–	–	7	7	–	–	7	7
Foreign exchange and other movements	6	10	7	23	3	8	10	21
Balance at end of period (2)	$209	$301	$428	$938	$161	$279	$395	$835
Personal loans
Balance at beginning of period	$665	$921	$551	$2,137	$644	$1,071	$626	$2,341
Provision for credit losses
Remeasurement (1)	(181)	242	183	244	(156)	95	144	83
Newly originated or purchased financial assets	90	–	–	90	75	–	–	75
Derecognition of financial assets and maturities	(21)	(37)	–	(58)	(18)	(29)	–	(47)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	157	(154)	(3)	–	130	(127)	(3)	–
Stage 2	(46)	63	(17)	–	(30)	44	(14)	–
Stage 3	(2)	(84)	86	–	(1)	(50)	51	–
Gross write-offs	–	–	(307)	(307)	–	–	(307)	(307)
Recoveries	–	–	57	57	–	–	67	67
Foreign exchange and other movements	11	17	13	41	11	16	10	37
Balance at end of period (2)	$673	$968	$563	$2,204	$655	$1,020	$574	$2,249
Credit cards
Balance at beginning of period	$436	$647	$–	$1,083	$352	$859	$–	$1,211
Provision for credit losses
Remeasurement (1)	(74)	111	140	177	(52)	5	109	62
Newly originated or purchased financial assets	47	–	–	47	28	–	–	28
Derecognition of financial assets and maturities	(17)	(16)	–	(33)	(10)	(7)	–	(17)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	67	(67)	–	–	87	(87)	–	–
Stage 2	(35)	35	–	–	(13)	13	–	–
Stage 3	–	(60)	60	–	–	(28)	28	–
Gross write-offs	–	–	(241)	(241)	–	–	(192)	(192)
Recoveries	–	–	37	37	–	–	53	53
Foreign exchange and other movements	12	14	4	30	7	11	2	20
Balance at end of period (2)	$436	$664	$–	$1,100	$399	$766	$–	$1,165
Total retail loans
Balance at beginning of period	$1,298	$1,864	$957	$4,119	$1,148	$2,206	$1,000	$4,354
Provision for credit losses
Remeasurement (1)	(286)	362	372	448	(227)	111	282	166
Newly originated or purchased financial asset s	146	–	–	146	113	–	–	113
Derecognition of financial assets and maturities	(40)	(56)	–	(96)	(30)	(39)	–	(69)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	261	(250)	(11)	–	236	(231)	(5)	–
Stage 2	(88)	129	(41)	–	(45)	64	(19)	–
Stage 3	(2)	(157)	159	–	(1)	(81)	82	–
Gross write-offs	–	–	(570)	(570)	–	–	(520)	(520)
Recoveries	–	–	101	101	–	–	127	127
Foreign exchange and other movements	29	41	24	94	21	35	22	78
Balance at end of period (2)	$1,318	$1,933	$991	$4,242	$1,215	$2,065	$969	$4,249
Non-retail loans:
Business and government
Balance at beginning of period	$322	$320	$695	$1,337	$212	$470	$655	$1,337
Provision for credit losses
Remeasurement (1)	20	11	85	116	(30)	(14)	76	32
Newly originated or purchased financial assets	97	–	–	97	56	–	–	56
Derecognition of financial assets and maturities	(73)	(8)	(3)	(84)	(41)	(20)	(11)	(72)
Changes in models and methodologies	–	–	–	–	–	–	–	–
Transfer to (from):
Stage 1	22	(22)	–	–	42	(42)	–	–
Stage 2	(8)	8	–	–	(8)	8	–	–
Stage 3	–	(1)	1	–	–	–	–	–
Gross write-offs	–	–	(106)	(106)	–	–	(73)	(73)
Recoveries	–	–	12	12	–	–	9	9
Foreign exchange and other movements	–	4	(5)	(1)	2	9	(2)	9
Balance at end of period including off-balance sheet exposures (2)	$380	$312	$679	$1,371	$233	$411	$654	$1,298
Less: Allowance for credits losses on off-balance sheet exposures (3)	(65)	(19)	(16)	(100)	(35)	(20)	–	(55)
Balance at end of period (2)	$315	$293	$663	$1,271	$198	$391	$654	$1,243
(1)
Includes credit risk changes as a result of significant increases in credit risk, changes in credit risk that did not result in a transfer between stages, changes in model inputs and assumptions and changes due to drawdowns of undrawn commitments.

(2)	Additional interest income of approximately $86 would have been recorded if the above loans had not been classified as impaired (January 31, 2022 – $61).
(3)	Allowance for credit losses on off-balance sheet exposures is recorded in other liabilities in the Consolidated Statement of Financial Position.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d)	Carrying value of exposures by risk rating

Residential mortgages	As at January 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$207,851	$583	$–	$208,434	$208,526	$635	$–	$209,161
Low	93,497	930	–	94,427	90,745	1,172	–	91,917
Medium	19,848	1,102	–	20,950	18,399	1,032	–	19,431
High	3,067	2,732	–	5,799	2,759	2,680	–	5,439
Very high	62	1,707	–	1,769	53	1,429	–	1,482
Loans not graded (2)	19,396	1,213	–	20,609	19,276	1,187	–	20,463
Default	–	–	1,539	1,539	–	–	1,386	1,386
Total	$343,721	$8,267	$1,539	$353,527	$339,758	$8,135	$1,386	$349,279
Allowance for credit losses	209	301	428	938	197	296	406	899
Carrying value	$343,512	$7,966	$1,111	$352,589	$339,561	$7,839	$980	$348,380
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Personal loans	As at January 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$30,068	$186	$–	$30,254	$30,098	$285	$–	$30,383
Low	27,908	548	–	28,456	27,284	685	–	27,969
Medium	8,644	584	–	9,228	8,789	1,464	–	10,253
High	7,534	3,125	–	10,659	7,059	2,275	–	9,334
Very high	74	1,788	–	1,862	81	1,655	–	1,736
Loans not graded (2)	18,040	1,574	–	19,614	17,371	1,537	–	18,908
Default	–	–	968	968	–	–	848	848
Total	$92,268	$7,805	$968	$101,041	$90,682	$7,901	$848	$99,431
Allowance for credit losses	673	968	563	2,204	665	921	551	2,137
Carrying value	$91,595	$6,837	$405	$98,837	$90,017	$6,980	$297	$97,294
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Credit cards	As at January 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$1,826	$54	$–	$1,880	$1,813	$47	$–	$1,860
Low	3,018	123	–	3,141	2,756	159	–	2,915
Medium	3,760	144	–	3,904	3,434	190	–	3,624
High	3,200	1,055	–	4,255	3,042	998	–	4,040
Very high	36	681	–	717	36	587	–	623
Loans not graded (1)	1,116	481	–	1,597	997	459	–	1,456
Default	–	–	–	–	–	–	–	–
Total	$12,956	$2,538	$–	$15,494	$12,078	$2,440	$–	$14,518
Allowance for credit losses	436	664	–	1,100	436	647	–	1,083
Carrying value	$12,520	$1,874	$–	$14,394	$11,642	$1,793	$–	$13,435
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Retail	As at January 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Very low	$100,943	$6	$–	$100,949	$98,973	$6	$–	$98,979
Low	19,113	8	–	19,121	19,196	9	–	19,205
Medium	7,907	13	–	7,920	7,880	44	–	7,924
High	3,593	347	–	3,940	3,700	307	–	4,007
Very high	33	334	–	367	34	354	–	388
Loans not graded (1)	9,501	1,815	–	11,316	8,316	1,667	–	9,983
Default	–	–	–	–	–	–	–	–
Carrying value	$141,090	$2,523	$–	$143,613	$138,099	$2,387	$–	$140,486
(1)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Total retail loans	As at January 31, 2023				As at October 31, 2022
Category of PD grades ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Very low	$340,688	$829	$–	$341,517	$339,410	$973	$–	$340,383
Low	143,536	1,609	–	145,145	139,981	2,025	–	142,006
Medium	40,159	1,843	–	42,002	38,502	2,730	–	41,232
High	17,394	7,259	–	24,653	16,560	6,260	–	22,820
Very high	205	4,510	–	4,715	204	4,025	–	4,229
Loans not graded (2)	48,053	5,083	–	53,136	45,960	4,850	–	50,810
Default	–	–	2,507	2,507	–	–	2,234	2,234
Total	$590,035	$21,133	$2,507	$613,675	$580,617	$20,863	$2,234	$603,714
Allowance for credit losses	1,318	1,933	991	4,242	1,298	1,864	957	4,119
Carrying value	$588,717	$19,200	$1,516	$609,433	$579,319	$18,999	$1,277	$599,595
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Business and government loans	As at January 31, 2023				As at October 31, 2022
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$162,899	$1,230	$–	$164,129	$162,696	$1,775	$–	$164,471
Non-investment grade	109,684	9,104	–	118,788	105,251	9,563	–	114,814
Watch list	22	2,693	–	2,715	22	2,890	–	2,912
Loans not graded (2)	2,365	14	–	2,379	2,346	12	–	2,358
Default	–	–	2,597	2,597	–	–	2,552	2,552
Total	$274,970	$13,041	$2,597	$290,608	$270,315	$14,240	$2,552	$287,107
Allowance for credit losses	315	293	663	1,271	255	296	678	1,229
Carrying value	$274,655	$12,748	$1,934	$289,337	$270,060	$13,944	$1,874	$285,878
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Undrawn loan commitments – Business and government	As at January 31, 2023				As at October 31, 2022
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$227,270	$1,474	$–	$228,744	$222,734	$1,502	$–	$224,236
Non-investment grade	62,077	4,083	–	66,160	62,827	4,534	–	67,361
Watch list	5	639	–	644	4	604	–	608
Loans not graded (2)	4,738	1	–	4,739	4,573	–	–	4,573
Default	–	–	129	129	–	–	139	139
Total	$294,090	$6,197	$129	$300,416	$290,138	$6,640	$139	$296,917
Allowance for credit losses	65	19	16	100	67	24	17	108
Carrying value	$294,025	$6,178	$113	$300,316	$290,071	$6,616	$122	$296,809
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Total non-retail loans	As at January 31, 2023				As at October 31, 2022
Grade ($ millions)	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3 (1)	Total
Investment grade	$390,169	$2,704	$–	$392,873	$385,430	$3,277	$–	$388,707
Non-investment grade	171,761	13,187	–	184,948	168,078	14,097	–	182,175
Watch list	27	3,332	–	3,359	26	3,494	–	3,520
Loans not graded (2)	7,103	15	–	7,118	6,919	12	–	6,931
Default	–	–	2,726	2,726	–	–	2,691	2,691
Total	$569,060	$19,238	$2,726	$591,024	$560,453	$20,880	$2,691	$584,024
Allowance for credit losses	380	312	679	1,371	322	320	695	1,337
Carrying value	$568,680	$18,926	$2,047	$589,653	$560,131	$20,560	$1,996	$582,687
(1)	Stage 3 includes purchased or originated credit-impaired loans.
(2)	Portfolios where the customer account level ‘Probability of Default’ has not been determined have been included in the ‘Loans not graded’ category.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(e)	Loans past due but not impaired (1)
A loan is considered past due wh
e
n a counterparty has not made a payment by the contractual due date. The following table presents the carrying value of loans that are contractually past due but not classified as impaired because they are either less than 90 days past due or fully secured and collection efforts are reasonably expected to result in repayment, or restoring it to a current status in accordance with the Bank’s policy.

	As at January 31, 2023 (2)				As at October 31, 2022 (2)
($ millions)	31-60 days	61-90 days	91 days and greater (3)	Total	31-60 days	61-90 days	91 days and greater (3)	Total
Residential mortgages	$1,034	$509	$–	$1,543	$1,015	$482	$–	$1,497
Personal loans	525	300	–	825	505	254	–	759
Credit cards	192	129	270	591	173	113	249	535
Business and government	121	64	–	185	122	47	–	169
Total	$1,872	$1,002	$270	$3,144	$1,815	$896	$249	$2,960
(1)	Loans past due 30 days or less are not presented in this analysis as they are not administratively considered past due.
(2)
For loans where payment deferrals were granted, deferred payments are not considered past due and such loans are not aged further during the deferral period. Regular ageing of the loans resumes, after the end of the deferral period.

(3)	All loans that are over 90 days past due are considered impaired with the exception of credit card receivables which are considered impaired when 180 days past due.

(f)	Purchased credit-impaired loans
Certain financial assets including loans are credit-impaired on initial recognition. The following table provides details of such assets:

	As at
($ millions)	January 31 2023	October 31 2022
Unpaid principal balance (1)	$311	$309
Credit related fair value adjustments	(74)	(70)
Carrying value	237	239
Stage 3 allowance	(2)	(2)
Carrying value net related allowance	$235	$237
(1)	Represents principal amount owed net of write-offs.

8 .	Derecognition of financial assets
Securitization of residential mortgage loans
The Bank securitizes fully insured residential mortgage loans, Bank originated and others, through the creation of mortgage-backed securities (MBS) under the National Housing Act (NHA) MBS program, sponsored by Canada Mortgage and Housing Corporation (CMHC). MBS created under the program are sold to Canada Housing Trust (the Trust), a government sponsored entity under the Canada Mortgage Bond (CMB) program. The Trust issues securities to third-party investors. The CMHC also purchased insured mortgage pools from the Bank under the Insured Mortgage Purchase Program (IMPP).
The sale of mortgages under the above programs do not meet the derecognition requirements, where the Bank retains the pre-payment
and interest rate risks associated with the mortgages, which represent substantially all the risks and rewards associated with the transferred assets.
The transferred mortgages continue to be recognized on the Consolidated Statement of Financial Position as residential mortgage loans. Cash proceeds from the transfer are treated as secured borrowings and included in Deposits – Business and government on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of transferred assets that do not qualify for derecognition and the associated liabilities:

	As at
($ millions)	January 31 2023 (1)	October 31 2022 (1)
Assets
Carrying value of residential mortgage loans	$14,898	$15,032
Other related assets (2)	9,458	9,854
Liabilities
Carrying value of associated liabilities	$22,892	$24,173
(1)
The fair value of the transferred assets is $22,833 (October 31, 2022 – $23,379) and the fair value of the associated liabilities is $22,207 (October 31, 2022 – $23,254) for a net position of $626 (October 31, 2022 – $125).

(2)
These include cash held in trust and trust permitted investment assets, including repurchase style transactions of mortgage-backed securities, acquired as part of the principal reinvestment account that the Bank is required to maintain in order to participate in the programs.

Securitization of personal lines of credit, credit cards and auto loans
The Bank securitizes a portion of its credit card and auto loan receivables through consolidated structured entities. These receivables continue to be recognized on the Consolidated Statement of Financial Position as personal loans and credit card loans. During the quarter, the Bank did not enter into any new securitization arrangements.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Securities sold under repurchase agreements and securities lent
The Bank enters into transactions, such as repurchase agreements and securities lending agreements, where the Bank transfers assets under agreements to repurchase them on a future date and retains all the substantial risks and rewards associated with the assets. The transferred securities remain on the Consolidated Statement of Financial Position.
The following table provides the carrying amount of the transferred assets and the associated liabilities:

	As at
($ millions)	January 31 2023 (1)	October 31 2022 (1)
Carrying value of securities associated with:
Repurchase agreements (2)	$111,534	$122,552
Securities lending agreements	60,896	52,178
Total	172,430	174,730
Carrying value of associated liabilities (3)	$132,206	$139,025
(1)
The fair value of transferred assets is $172,430 (October 31, 2022 – $174,730) and the fair value of the associated liabilities is $132,206 (October 31, 2022 – $139,025) for a net position of $40,224 (October 31, 2022 – $35,705).

(2)	Does not include over-collateralization of assets pledged.
(3)	Liabilities for securities lending arrangements only include amounts related to cash collateral received. In most cases, securities are received as collateral.
Continuing involvement in transferred financial assets that qualify for derecognition
Loans issued by the Bank under the Canada Emergency Business Account (CEBA) program are derecognized from the Consolidated Statement of Financial Position as the program meets the pass-through criteria for derecognition of financial assets under IFRS 9.
As at January 31, 2023, the Bank has derecognized $3.8 billion CEBA loans (October 31, 2022 – $3.9 billion). The Bank retains a continuing involvement in these derecognized loans through its servicing of these loans on behalf of Export Development Canada. The appropriate level of administration fees for servicing the loans has been recognized.

9 .	Investments in associates
The Bank had significant investments in the following
associates:

					As at
					January 31 2023	October 31 2022
($ millions)	Country of incorporation	Nature of business	Ownership percentage	Date of financial statements (1)	Carrying value	Carrying value
Canadian Tire Financial Services business (CTFS) (2)	Canada	Financial Services	20.00%	December 31, 2022	$565	$579
Bank of Xi’an Co. Ltd. (3)	China	Banking	18.11%	December 31, 2022	1,077	1,007
Maduro & Curiel’s Bank N.V. (4)	Curacao	Banking	48.10%	December 31, 2022	437	438
(1)	Represents the date of the most recent financial statements made available to the Bank by the associates’ management.
(2)
Canadian Tire has an option to sell to the Bank up to an additional 29% equity interest until the end of the 10th anniversary (October 1, 2024) at the then fair value, that can be settled, at the Bank’s discretion, by issuance of common shares or cash. After October 1, 2024 for a period of six months, the Bank has the option to sell its equity interest back to Canadian Tire at the then fair value.

(3)
Based on the quoted price on the Shanghai Stock Exchange, the Bank’s Investment in Bank of Xi’an Co. Ltd. was $
556
(October 31, 2022 – $489
). The market value of the investment has remained below the carrying amount. The Bank performed an impairment test as at January 31, 2023 using a value in use
(VIU),
discounted cash flow model. The Bank concluded that there is no impairment as at January 31, 2023.

(4)
The local regulator requires financial institutions to set aside reserves for general banking risks. These reserves are not required under IFRS, and represent undistributed retained earnings related to a foreign associated corporation, which are subject to local regulatory restrictions. As of January 31, 2023, these reserves amounted to $66 (October 31, 2022 – $67).

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1 0 .	Deposits

	As at
	January 31, 2023						October 31 2022
	Payable on demand (1)		Payable after notice (2)
($ millions)	Interest- bearing	Non-interest- bearing			Payable on a fixed date (3)	Total	Total
Personal	$6,331	$10,351	$151,192		$107,005	$274,879	$265,892
Business and government	164,460	34,293	40,106		382,881	621,740	597,617
Financial institutions	11,994	1,181	1,800		38,293	53,268	52,672
	$182,785	$45,825	$193,098	(4)	$528,179	$949,887	$916,181
Recorded in:
Canada	$130,716	$25,910	$161,145		$352,858	$670,629	$642,977
United States	41,369	81	136		62,684	104,270	104,984
United Kingdom	–	–	409		24,950	25,359	24,243
Mexico	–	6,871	8,729		18,525	34,125	31,841
Peru	5,187	251	5,137		5,345	15,920	16,439
Chile	1,471	5,312	176		18,171	25,130	22,105
Colombia	33	486	4,674		3,827	9,020	8,211
Other International	4,009	6,914	12,692		41,819	65,434	65,381
Total (5)	$182,785	$45,825	$193,098		$528,179	$949,887	$916,181
(1)	Deposits payable on demand include all deposits for which we do not have the right to notice of withdrawal, generally chequing accounts.
(2)	Deposits payable after notice include all deposits for which we require notice of withdrawal, generally savings accounts.
(3)	All deposits that mature on a specified date, generally term deposits, guaranteed investments certificates and similar instruments.
(4)	Includes $138 (October 31, 2022 – $156) of non-interest-bearing deposits.
(5)
Deposits denominated in U.S. dollars amount to $335,247

(October 31, 2022 – $326,041), deposits denominated in Chilean pesos amount to $21,103 (October 31, 2022 – $18,740), deposits denominated in Mexican pesos amount to $31,034 (October 31, 2022 – $29,269) and deposits denominated in other foreign currencies amount to $115,591 (October 31, 2022 – $106,817).

The following table presents the maturity schedule for term deposits in Canada greater than $100,000
(1)
.

($ millions)	Within three months	Three to six months	Six to twelve months	One to five years	Over five years	Total
As at January 31, 2023	$67,485	$34,684	$68,819	$122,864	$18,049	$311,901
As at October 31, 2022	$53,656	$36,035	$62,891	$110,015	$21,440	$284,037
(1)	The majority of foreign term deposits are in excess of $100,000.

1 1 .	Capital and financing transactions
Subordinated debentures
On December 20, 2022, the Bank issued JPY 33 billion 1.800% Fixed Rate Resetting Subordinated Debentures due December 20, 2032 (Non-Viability Contingent Capital (NVCC)). The debentures are subject to optional redemption by the Bank on December 20, 2027. Interest will be payable semi-annually at a rate of 1.800% per annum from and including the issue date to, but excluding, December 20, 2027, and thereafter to, but excluding, December 20, 2032, at the reference Japanese Government Bond rate plus 1.681%. The debentures contain NVCC provisions necessary to qualify as Tier 2 regulatory capital under Basel III.
Common shares
Normal Course Issuer Bid
The Bank currently does not have an active normal course issuer bid and did not repurchase any common shares during the quarter ended January 31, 2023. The Bank’s previous normal course issuer bid terminated on December 1, 2022. Under this program, the Bank repurchased and cancelled approximately
 32.9 million common shares at a volume weighted average price of $87.28 per share for a total amount of $2,873 million. These repurchases were carried out prior to October 31, 2022.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

1 2 .	Capital management
The Bank’s regulatory capital, total loss absorbing capacity and leverage measures were as follows:

	As at
($ millions)	January 31 2023	October 31 2022
Capital (1)
Common Equity Tier 1 capital	$54,138	$53,081
Net Tier 1 capital	62,317	61,262
Total regulatory capital	71,867	70,710
Total loss absorbing capacity (TLAC) (2)	131,433	126,565
Risk-weighted assets/exposures used in calculation of capital ratios
Risk-weighted assets (1)(3)	$471,528	$462,448
Leverage exposures (4)	1,468,559	1,445,619
Regulatory ratios (1)
Common Equity Tier 1 capital ratio	11.5%	11.5%
Tier 1 capital ratio	13.2%	13.2%
Total capital ratio	15.2%	15.3%
Total loss absorbing capacity ratio (2)	27.9%	27.4%
Leverage ratio (4)	4.2%	4.2%
Total loss absorbing capacity leverage ratio (2)	8.9%	8.8%
(1)	This measure has been disclosed in this document in accordance with OSFI Guideline – Capital Adequacy Requirements (November 2018).
(2)	This measure has been disclosed in this document in accordance with OSFI Guideline – Total Loss Absorbing Capacity (September 2018).
(3)	As at January 31, 2023 and October 31, 2022, the Bank did not have a regulatory capital floor add-on for CET1, Tier 1, Total capital and TLAC RWA.
(4)	This measure has been disclosed in this document in accordance with OSFI Guideline – Leverage Requirements (November 2018).
The Bank substantially exceeded the OSFI minimum regulatory capital and TLAC ratios as at January 31, 2023, including the Domestic Stability Buffer requirement. In addition, the Bank substantially exceeded OSFI minimum leverage and TLAC leverage ratios as at January 31, 2023.

1 3 .	Share-based payments
During the first quarter, the Bank granted 2,478,138 options with an exercise price of $68.58 per option and a weighted average fair value of $6.81 to select employees, under the terms of the Employee Stock Option Plan. These stock options vest 50% at the end of the third year and 50% at the end of the fourth year. Options granted prior to December 2014 vest evenly over a four-year period.
The Bank recorded an increase to equity – other reserves of $9 million for the three months ended January 31, 2023 (January 31, 2022 – $6 million) as a result of equity-classified share-based payment expense.

1 4 .	Employee benefits
Employee benefits include pensions, other post-retirement benefits, and post-employment benefits. The following table summarizes the expenses for the Bank’s principal plans
(1)
.

	For the three months ended
	Pension plans		Other benefit plans
($ millions)	January 31 2023	January 31 2022	January 31 2023	January 31 2022
Defined benefit service cost	$55	$79	$5	$5
Interest on net defined benefit (asset) liability	(9)	(1)	16	12
Other	3	4	2	(2)
Defined benefit expense	$49	$82	$23	$15
Defined contribution expense	$37	$30	–	–
Increase (Decrease) in other comprehensive income related to employee benefits (2)	$(170)	$109	$(49)	$39
(1)	Other plans operated by certain subsidiaries of the Bank are not considered material and are not included in this note.
(2)	Changes in discount rates and return on plan assets are reviewed and updated on a quarterly basis. In the absence of legislated changes, all other assumptions are updated annually.

15.	Operating segments
Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank’s businesses are grouped into four business lines: Canadian Banking, International Banking, Global Wealth Management and Global Banking and Markets. Other smaller business segments are included in the Other segment. The results of these business segments are based upon the internal financial reporting systems of the Bank. The accounting policies used in these segments are generally consistent with those followed in the preparation of the consolidated financial statements as disclosed in Note 3 of the Bank’s audited consolidated financial statements in the 2022 Annual Report. Notable accounting measurement differences are:

•
tax normalization adjustments related to the
gross-up
of income from associated corporations. This adjustment normalizes the effective tax rate in the divisions to better present the contribution of the associated companies to the divisional results.

•
the grossing up of
tax-exempt
net interest income and
non-interest
income to an equivalent
before-tax
basis for those affected segments. This change in measurement enables comparison of net interest income and non-interest
income arising from taxable and
tax-exempt
sources.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Scotiabank’s results, and average assets and liabilities, allocated by these operating segments, are as follows:

	For the three months ended January 31, 2023
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$2,386	$1,899	$213	$454	$(383)	$4,569
Non-interest income (3)(4)	778	802	1,110	1,049	(328)	3,411
Total revenues	3,164	2,701	1,323	1,503	(711)	7,980
Provision for credit losses	218	404	1	15	–	638
Non-interest expenses	1,449	1,436	802	773	4	4,464
Provision for income taxes	410	169	133	196	198	1,106
Net income	$1,087	$692	$387	$519	$(913)	$1,772
Net income attributable to non-controlling interests in subsidiaries	$–	$38	$2	$–	$–	$40
Net income attributable to equity holders of the Bank	$1,087	$654	$385	$519	$(913)	$1,732
Average assets ($ billions)	$450	$228	$34	$481	$187	$1,380
Average liabilities ($ billions)	$357	$169	$42	$455	$282	$1,305
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $120 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $15; International Banking – $63, Global Wealth Management – $3, and Other – $(65).

	For the three months ended October 31, 2022
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$2,363	$1,806	$206	$492	$(245)	$4,622
Non-interest income (3)(4)	771	698	1,083	862	(410)	3,004
Total revenues	3,134	2,504	1,289	1,354	(655)	7,626
Provision for credit losses	163	355	1	11	(1)	529
Non-interest expenses	1,397	1,364	798	696	274	4,529
Provision for income taxes	404	106	127	163	(325)	475
Net income	$1,170	$679	$363	$484	$(603)	$2,093
Net income attributable to non-controlling interests in subsidiaries	$–	$36	$2	$–	$–	$38
Net income attributable to equity holders of the Bank	$1,170	$643	$361	$484	$(603)	$2,055
Average assets ($ billions)	$446	$217	$34	$461	$175	$1,333
Average liabilities ($ billions)	$347	$160	$44	$430	$278	$1,259
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $99 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $23; International Banking – $51, Global Wealth Management – $5, and Other – $(30).

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	For the three months ended January 31, 2022
Taxable equivalent basis ($ millions)	Canadian Banking	International Banking	Global Wealth Management	Global Banking and Markets	Other (1)	Total
Net interest income (2)	$2,133	$1,648	$174	$373	$16	$4,344
Non-interest income (3)(4)	741	749	1,248	1,031	(64)	3,705
Total revenues	2,874	2,397	1,422	1,404	(48)	8,049
Provision for credit losses	(35)	274	(1)	(16)	–	222
Non-interest expenses	1,282	1,285	862	670	124	4,223
Provision for income taxes	426	208	146	189	(105)	864
Net income	$1,201	$630	$415	$561	$(67)	$2,740
Net income attributable to non-controlling interests in subsidiaries	$–	$85	$3	$–	$–	$88
Net income attributable to equity holders of the Bank	$1,201	$545	$412	$561	$(67)	$2,652
Average assets ($ billions)	$412	$196	$31	$444	$156	$1,239
Average liabilities ($ billions)	$320	$144	$47	$407	$247	$1,165
(1)
Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt
income
gross-up
reported in net interest income and
non-interest
income and provision for income taxes of $92 to arrive at the amounts reported in the Consolidated Statement of Income and differences in the actual amount of costs incurred and charged to the operating segments.

(2)	Interest income is reported net of interest expense as management relies primarily on net interest income as a performance measure.
(3)
Card revenues and Banking services fees are mainly earned in Canadian and International Banking. Mutual fund, Brokerage fees and Investment management and trust fees are primarily earned in Global Wealth Management. Underwriting and other advisory fees are predominantly earned in Global Banking and Markets.

(4)	Includes income (on a taxable equivalent basis) from investments in associated corporations for Canadian Banking – $8; International Banking – $68, Global Wealth Management – $1, and Other – $14.

16.	Interest income and expense

	For the three months ended
	January 31, 2023				October 31, 2022				January 31, 2022
($ millions)	Interest income		Interest expense		Interest income		Interest expense		Interest income		Interest expense
Measured at amortized cost (1)	$11,897		$8,545		$10,058		$6,454		$6,150		$2,069
Measured at FVOCI (1)	813		–		645		–		181		–
	12,710		8,545		10,703		6,454		6,331		2,069
Other	446	(2)	42	(3)	415	(2)	42	(3)	132	(2)	50	(3)
Total	$13,156		$8,587		$11,118		$6,496		$6,463		$2,119
(1)	The interest income/expense on financial assets/liabilities are calculated using the effective interest method.
(2)	Includes dividend income on equity securities.
(3)	Includes interest on lease liabilities for the three months ended January 31, 2023 of $ 26 (October 31, 2022 – $ 27 ; January 31, 2022 – $ 27 ).

17.	Earnings per share

	For the three months ended
($ millions)	January 31 2023	October 31 2022	January 31 2022
Basic earnings per common share
Net income attributable to common shareholders	$1,631	$1,949	$2,608
Weighted average number of common shares outstanding (millions)	1,192	1,192	1,211
Basic earnings per common share (1) (in dollars)	$1.37	$1.64	$2.15
Diluted earnings per common share
Net income attributable to common shareholders	$1,631	$1,949	$2,608
Dilutive impact of share-based payment options and others (2)	(4)	4	24
Net income attributable to common shareholders (diluted)	$1,627	$1,953	$2,632
Weighted average number of common shares outstanding (millions)	1,192	1,192	1,211
Dilutive impact of share-based payment options and others (2) (millions)	7	7	19
Weighted average number of diluted common shares outstanding (millions)	1,199	1,199	1,230
Diluted earnings per common share (1) (in dollars)	$1.36	$1.63	$2.14
(1)	Earnings per share calculations are based on full dollar and share amounts.
(2)
Certain options as well as acquisition-related put/call options that the Bank may settle at its own discretion by issuing common shares were not included in the calculation of diluted earnings per share as they were anti-dilutive.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

18.	Financial instruments
(a) Risk management
The Bank’s principal business activities result in a balance sheet that consists primarily of financial instruments. In addition, the Bank uses derivative financial instruments for both trading and hedging purposes. The principal financial risks that arise from transacting financial instruments include credit risk, liquidity risk and market risk. The Bank’s framework to monitor, evaluate and manage these risks is consistent with that in place as at October 31, 2022.
(i) Credit risk
Credit risk is the risk of loss resulting from the failure of a borrower or counterparty to honour its financial or contractual obligations to the Bank.
Credit risk exposures disclosed below are presented based on the Basel framework utilized by the Bank. The Bank uses the Advanced Internal Ratings-Based approach (AIRB) for all material Canadian, U.S. and European portfolios, and for a significant portion of the international corporate and commercial portfolios. The remaining portfolios, including other international portfolios, are treated under the standardized approach. Under the AIRB approach, the Bank uses internal risk parameter estimates, based on historical experience.
Under the standardized approach, credit risk is estimated using the risk weights as prescribed by the Basel framework, either based on credit assessments by external rating agencies or based on the counterparty type for non-retail exposures and product type for retail exposures.

Exposure at default (1)	As at
	January 31, 2023			October 31 2022
($ millions)	AIRB	Standardized	Total	Total
By exposure sub-type
Non-retail
Drawn (2)(3)	$491,347	$62,157	$553,504	$534,978
Undrawn commitments	129,035	3,149	132,184	132,195
Other exposures (4)	123,432	8,551	131,983	130,471
Total non-retail	$743,814	$73,857	$817,671	$797,644
Retail (5)
Drawn	$284,232	$116,036	$400,268	$392,143
Undrawn commitments	58,330	863	59,193	57,913
Total retail	$342,562	$116,899	$459,461	$450,056
Total	$1,086,376	$190,756	$1,277,132	$1,247,700
(1)	After credit risk mitigation and excludes equity securities and other assets.
(2)	Non-retail AIRB drawn exposures include government guaranteed and privately insured mortgages.
(3)	Non-retail drawn includes loans, bankers’ acceptances, deposits with financial institutions and FVOCI debt securities.
(4)	Includes off-balance sheet lending instruments such as letters of credit, letters of guarantee, securitizations, over-the-counter derivatives and repo-style transactions net of related collateral.
(5)	Retail includes residential mortgages, credit cards, lines of credit, other personal loans and small business treated as other regulatory retail.
Credit quality of non-retail exposures
The Bank’s non-retail portfolio is well diversified by industry. A significant portion of the authorized corporate and commercial lending portfolio was internally assessed at a grade that would generally equate to an investment grade rating by external rating agencies. There has not been a significant change in concentrations of credit risk since October 31, 2022.
Credit quality of retail exposures
The Bank’s retail portfolios consist of a number of relatively small loans to a large number of borrowers. The portfolios are distributed across Canada and a wide range of countries. As such, the portfolios inherently have a high degree of diversification. In addition, as of January 31, 2023, 27% (October 31, 2022 – 28%) of the Canadian residential mortgage portfolio is insured. The average loan-to-value ratio of the uninsured portion of the Canadian residential mortgage portfolio is 52% (October 31, 2022 – 49%).
Retail standardized portfolio
The retail standardized portfolio of $117 billion as at January 31, 2023 (October 31, 2022 – $111 billion) was comprised of residential mortgages, personal loans, credit cards and lines of credit to individuals, mainly in Latin America and the
Caribbean. Of the
total retail standardized exposures, $67 billion (October 31, 2022 – $63 billion) was represented by mortgages and loans secured by residential real estate, mostly with a loan-to-value ratio of below 80%.
(ii) Liquidity risk
Liquidity risk is the risk that the Bank is unable to meet its financial obligations in a timely manner at reasonable prices. The Bank’s liquidity risk is subject to extensive risk management controls and is managed within the framework of policies and limits approved by the Board. The Board receives reports on risk exposures and performance against approved limits. The Asset/Liability Committee (ALCO) provides senior management oversight of liquidity risk.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The key elements of the Bank’s liquidity risk management framework include:

•	liquidity risk measurement and management limits, including limits on maximum net cash outflow by currency over specified short-term horizons;

•	prudent diversification of its wholesale funding activities by using a number of different funding programs to access the global financial markets and manage its maturity profile, as appropriate;

•	large holdings of liquid assets to support its operations, which can generally be sold or pledged to meet the Bank’s obligations;

•	liquidity stress testing, including Bank-specific, global-systemic, and combination systemic/specific scenarios; and

•	liquidity contingency planning.
The Bank’s foreign operations have liquidity management frameworks that are similar to the Bank’s framework. Local deposits are managed from a liquidity risk perspective based on the local management frameworks and regulatory requirements.
(iii) Market risk
Market risk arises from changes in market prices and rates (including interest rates, credit spreads, equity prices, foreign exchange rates and commodity prices), the correlations among them, and their levels of volatility.
Interest rate risk
Interest rate risk is the risk of loss due to the following: changes in the level, slope and curvature of the yield curve; the volatility of interest rates and changes in customers’ preferences (e.g. mortgage prepayment rates).
Non-trading foreign currency risk
Foreign currency risk is the risk of loss due to changes in spot and forward rates.
As at January 31, 2023, a one per cent increase (decrease) in the Canadian dollar against all currencies in which the Bank operates decreases (increases) the Bank’s before-tax annual earnings by approximately $59 million (October 31, 2022 – $55 million; January 31, 2022 – $44 million) in the absence of hedging activity, due primarily from exposure to U.S. dollars.
A similar change in the Canadian dollar as at January 31, 2023, would increase (decrease) the unrealized foreign currency translation losses in the accumulated other comprehensive income section of shareholders’ equity by approximately $316 million (October 31, 2022 – $308 million; January 31, 2022 – $329 million), net of hedging.
Non-trading equity risk
Equity risk is the risk of loss due to adv
e
rse movements in equity prices. The Bank is exposed to equity risk through its investment equity portfolios. The fair value of investment equity securities is shown in Note 7.
Trading portfolio risk management
The table below shows the Bank’s VaR by risk factor along with Stressed VaR:

	For the three months ended			As at	As at
	January 31, 2023 (1)			January 31	October 31	January 31
($ millions)	Average	High	Low	2023	2022	2022

Credit spread plus interest rate	$13.8	$19.4	$9.0	$10.8	$9.3	$14.0
Credit spread	7.5	10.0	3.8	6.1	7.7	5.9
Interest rate	13.1	19.8	7.5	11.4	8.4	14.1
Equities	3.5	4.7	2.5	4.7	3.4	2.2
Foreign exchange	2.1	4.9	0.9	4.9	1.5	1.4
Commodities	4.6	6.9	2.9	6.5	5.2	1.7
Debt specific	3.8	4.8	3.0	3.0	4.6	2.0
Diversification effect	(12.7)	–	–	(17.2)	(10.6)	(7.4)
Total VaR	$15.1	$19.4	$11.9	$12.7	$13.4	$13.9
Total Stressed VaR	$45.1	$64.4	$22.3	$40.7	$27.4	$24.7
(1)	In Q1 2023, the 2019/2020 COVID period was used to generate the Stressed VaR. In the prior periods, the Stressed VaR was calculated using the 2008/2009 credit crisis period.
(b) Financial instruments designated at fair value through profit or loss

In accordance with its risk management strategy, the Bank has elected to designate certain senior note liabilities at fair value through profit or loss to reduce an accounting mismatch between fair value changes in these instruments and fair value changes in related derivatives, and where a hybrid financial liability contains one or more embedded derivatives that are not closely related to the host contract. Changes in fair value of financial liabilities arising from the Bank’s own credit risk are recognized in other comprehensive income, without subsequent reclassification to net income.
The cumulative fair value adjustment due to own credit risk is determined at a point in time by comparing the present value of expected future cash flows over the term of these liabilities discounted at the Bank’s effective funding rate, and the present value of expected future cash flows discounted at
a benchmark rate.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the fair value of liabilities designated at fair value through profit or loss and their changes in fair value.

	Fair value		Change in fair value			Cumulative change in fair value (1)
	As at		For the three months ended				As at
($ millions)	January 31 2023	October 31 2022	January 31 2023	October 31 2022	January 31 2022	January 31 2023	October 31 2022	January 31 2022
Liabilities
Senior note liabilities (2)	$26,583	$22,421	$(3,524)	$3,483	$902	$4,369	$7,893	$195
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(2)
Changes in fair value attributable to changes in the Bank’s own credit risk are recorded in other comprehensive income. Other changes in fair value are recorded in non-interest income – trading revenues. The offsetting fair value changes from associated derivatives is also recorded in non-interest income – trading revenues.

The following table presents the changes in fair value attributable to changes in the Bank’s own credit risk for financial liabilities designated at fair value through profit or loss as well as their contractual maturity and carrying amounts.

	Senior Note Liabilities
($ millions)	Contractual maturity amount	Carrying value	Difference between carrying value and contractual maturity amount	Changes in fair value for the three month period attributable to changes in own credit risk recorded in other comprehensive income	Cumulative changes in fair value attributable to changes in own credit risk (1)
As at January 31, 2023	$30,952	$26,583	$4,369	$ (1,090)	$139
As at October 31, 2022	30,314	22,421	7,893	373	1,229
As at January 31, 2022	24,174	23,979	195	231	(498)
(1)	The cumulative change in fair value is measured from the instruments’ date of initial recognition.
(c) Financial instruments – fair value
Fair value of financial instruments
The calculation of fair value is based on market conditions at a specific point in time and therefore may not be reflective of future fair values. The Bank has controls and processes in place to ensure that the valuation of financial instruments is appropriately determined.
Refer to Note 7 of the Bank’s audited consolidated financial statements in the 2022 Annual Report for the valuation techniques used to fair value its significant financial assets and liabilities.
The following table sets out the fair values of financial instruments of the Bank and excludes non-financial assets, such as property and equipment, investments in associates, precious metals, goodwill and other intangible assets.

	As at
	January 31, 2023		October 31, 2022
($ millions)	Total fair value	Total carrying value	Total fair value	Total carrying value
Assets:
Cash and deposits with financial institutions	$81,386	$81,386	$65,895	$65,895
Trading assets	116,346	116,346	113,154	113,154
Securities purchased under resale agreements and securities borrowed	178,690	178,690	175,313	175,313
Derivative financial instruments	44,820	44,820	55,699	55,699
Investment securities – FVOCI and FVTPL	86,809	86,809	86,398	86,398
Investment securities – amortized cost	23,206	24,195	22,443	23,610
Loans	739,659	755,157	729,149	744,987
Customers’ liability under acceptances	21,872	21,872	19,494	19,494
Other financial assets	25,049	25,049	27,394	27,394
Liabilities:
Deposits	940,543	949,887	904,033	916,181
Financial instruments designated at fair value through profit or loss	26,583	26,583	22,421	22,421
Acceptances	21,912	21,912	19,525	19,525
Obligations related to securities sold short	43,439	43,439	40,449	40,449
Derivative financial instruments	52,746	52,746	65,900	65,900
Obligations related to securities sold under repurchase agreements and securities lent	132,206	132,206	139,025	139,025
Subordinated debentures	8,524	8,713	8,038	8,469
Other financial liabilities	47,862	48,697	45,723	46,682

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(d) Fair value hierarchy
The best evidence of fair value for a financial instrument is the quoted price in an active market. Unadjusted quoted market prices for identical instruments represent a Level 1 valuation. Where possible, valuations are based on quoted prices or observable inputs obtained from active markets.
Quoted prices are not always available for over-the-counter transactions, as well as transactions in inactive or illiquid markets. In these instances, internal models that maximize the use of observable inputs are used to estimate fair value. The chosen valuation technique incorporates all the factors that market participants would take into account in pricing a transaction. When all significant inputs to models are observable, the valuation is classified as Level 2. Financial instruments traded in a less active market are valued using indicative market prices or other valuation techniques. Fair value estimates do not consider forced or liquidation sales.
Where financial instruments trade in inactive markets, illiquid markets or when using models where observable parameters do not exist, greater management judgment is required for valuation purposes. Valuations that require the significant use of unobservable inputs are classified as Level 3.
The following table outlines the fair value hierarchy and instruments carried at fair value on a recurring basis.

	As at
	January 31, 2023				October 31, 2022
($ millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Instruments carried at fair value on a recurring basis:
Assets:
Precious metals (1)	$–	$725	$–	$725	$–	$543	$–	$543
Trading assets
Loans	–	7,641	1	7,642	–	7,811	–	7,811
Canadian federal government and government guaranteed debt	11,541	4,407	–	15,948	10,139	4,595	–	14,734
Canadian provincial and municipal debt	4,497	4,798	–	9,295	4,299	5,978	–	10,277
U.S. treasury and other U.S. agencies’ debt	11,488	–	–	11,488	11,957	–	–	11,957
Other foreign governments’ debt	187	8,676	–	8,863	15	8,287	–	8,302
Corporate and other debt	2,643	7,992	6	10,641	2,367	8,976	1	11,344
Equity securities	50,362	110	28	50,500	46,698	224	11	46,933
Other	–	1,969	–	1,969	–	1,796	–	1,796
	$80,718	$35,593	$35	$116,346	$75,475	$37,667	$12	$113,154
Investment securities (2)
Canadian federal government and government guaranteed debt	$5,008	$4,854	$–	$9,862	$4,947	$6,055	$–	$11,002
Canadian provincial and municipal debt	2,480	3,945	–	6,425	2,029	3,400	–	5,429
U.S. treasury and other U.S. agencies’ debt	32,223	2,612	–	34,835	32,412	2,824	–	35,236
Other foreign governments’ debt	3,153	26,155	–	29,308	3,217	24,487	–	27,704
Corporate and other debt	–	2,011	53	2,064	40	1,874	48	1,962
Equity securities	2,442	217	1,656	4,315	3,210	215	1,640	5,065
	$45,306	$39,794	$1,709	$86,809	$45,855	$38,855	$1,688	$86,398
Derivative financial instruments
Interest rate contracts	$–	$13,698	$12	$13,710	$–	$15,193	$17	$15,210
Foreign exchange and gold contracts	–	25,406	–	25,406	–	32,223	–	32,223
Equity contracts	62	2,309	25	2,396	332	2,209	20	2,561
Credit contracts	–	517	4	521	–	780	–	780
Commodity contracts	–	2,774	13	2,787	–	4,912	13	4,925
	$62	$44,704	$54	$44,820	$332	$55,317	$50	$55,699
Liabilities:
Deposits	$–	$104	$–	$104	$–	$15	$–	$15
Financial liabilities designated at fair value through profit or loss	–	26,583	–	26,583	–	22,421	–	22,421
Obligations related to securities sold short	38,104	5,329	6	43,439	35,059	5,387	3	40,449

Derivative financial instruments
Interest rate contracts	–	19,865	12	19,877	–	22,842	12	22,854
Foreign exchange and gold contracts	–	28,000	–	28,000	–	35,634	–	35,634
Equity contracts	152	2,834	22	3,008	636	3,063	21	3,720
Credit contracts	–	20	2	22	–	25	–	25
Commodity contracts	–	1,833	6	1,839	–	3,660	7	3,667
	$152	$52,552	$42	$52,746	$636	$65,224	$40	$65,900
(1)	The fair value of precious metals is determined based on quoted market prices and forward spot prices, where applicable, less the cost to sell.
(2)	Excludes debt investment securities measured at amortized cost of $24,195 (October 31, 2022 – $23,610).

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Level 3 instrument fair value changes
Financial instruments categorized as Level 3 as at January 31, 2023, in the fair value hierarchy comprise certain trading loans, structured corporate bonds, equity securities, complex derivatives and obligations related to securities sold short.
The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended January 31, 2023.
All positive balances represent assets and negative balances represent liabilities. Consequently, positive amounts indicate purchases of assets or settlements of liabilities and negative amounts indicate sales of assets or issuances of liabilities.

	As at January 31, 2023
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/out of Level 3	Fair value, end of the quarter	Changes in unrealized gains/(losses) recorded in income for instruments still held (1)
Trading assets
Loans	$–	$–	$–	$–	$–	$1	$1	$–
Corporate and other debt	1	–	–	–	–	5	6	–
Equity securities	11	–	–	–	(5)	22	28	–
	12	–	–	–	(5)	28	35	–
Investment securities
Corporate and other debt	48	–	5	–	–	–	53	–
Equity securities	1,640	10	5	47	(49)	3	1,656	12
	1,688	10	10	47	(49)	3	1,709	12
Derivative financial instruments – assets
Interest rate contracts	17	(2)	–	3	(3)	(3)	12	(2)
Equity contracts	20	(2)	–	1	–	6	25	(2	) (2)
Credit contracts	–	–	–	4	–	–	4	–
Commodity contracts	13	–	–	–	–	–	13	–

Derivative financial instruments – liabilities
Interest rate contracts	(12)	–	–	–	–	–	(12)	–	(3)
Equity contracts	(21)	5	–	(10)	–	4	(22)	5	(2)
Credit contracts	–	–	–	(2)	–	–	(2)	–
Commodity contracts	(7)	1	–	–	–	–	(6)	1
	10	2	–	(4)	(3)	7	12	2

Obligations related to securities sold short	(3)	–	–	–	2	(5)	(6)	–
Total	$1,707	$12	$10	$43	$(55)	$33	$1,750	$14
(1)	These amounts represent the gains and losses from fair value changes of Level 3 instruments still held at the end of the period that are recorded in the Consolidated Statement of Income.
(2)
Certain unrealized gains and losses on derivative assets and liabilities are largely offset by mark-to-market changes on other instruments included in trading revenues in the Consolidated Statement of Income, since these instruments act as an economic hedge to certain derivative assets and liabilities.

(3)
Certain unrealized losses on interest rate derivative contracts are largely offset by mark-to-market changes on embedded derivatives on certain deposit liabilities in the Consolidated Statement of Income.

The following table summarizes the changes in Level 3 instruments carried at fair value for the three months ended October 31, 2022.

	As at October 31, 2022
($ millions)	Fair value, beginning of the quarter	Gains/ (losses) recorded in income (1)	Gains/ (losses) recorded in OCI	Purchases/ Issuances	Sales/ Settlements	Transfers into/ out of Level 3	Fair value, end of the quarter
Trading assets	$43	$(1)	$–	$–	$(1)	$(29)	$12
Investment securities	1,735	74	–	56	(62)	(115)	1,688
Derivative financial instruments	25	(18)	–	3	–	–	10
Financial liabilities designated at fair value through profit or loss	(12)	–	–	–	12	–	–
Obligations related to securities sold short	(3)	–	–	(2)	3	(1)	(3)
(1)	Gains or losses for items in Level 3 may be offset with losses or gains on related hedges in Level 1 or Level 2.
Significant transfers
Significant transfers can occur between the fair value hierarchy levels when additional or new information regarding valuation inputs and their refinement and observability become available. The Bank recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.
The following significant transfers made between Level 1 and 2, were based on whether the fair value was determined using quoted market prices from an active market.

Scotiabank First Quarter Report 2023

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

During the three months ended January 31, 2023:

•	Trading assets of $909 million, investment securities of $459 million and obligations related to securities sold short of $247 million were transferred out of Level 2 into Level 1.

•	Trading assets of $496 million, investment securities of $512 million and obligations related to securities sold short of $136 million were transferred out of Level 1 into Level 2.
During the three months ended October 31, 2022:

•	Trading assets of $9,837 million, investment securities of $6,265 million and obligations related to securities sold short of $3,966 million were transferred out of Level 2 into Level 1.

•	Trading assets of $798 million, investment securities of $235 million and obligations related to securities sold short of $89 million were transferred out of Level 1 into Level 2.
There were no
 significant transfers into and out of Level 3 during the three months ended January 31, 2023.
During the three months ended October 31, 2022, Investments in other foreign governments’ debt of $120 million were transferred out of Level 3 into Level 2. Transfers were a result of the change in the observability of the price used for valuing the securities.
Level 3 sensitivity
The Bank applies judgment in determining unobservable inputs used to calculate the fair value of Level 3 instruments.
Refer to Note 7 of the Bank’s audited consolidated financial statements for the year ended October 31, 2022 for a description of the significant unobservable inputs for Level 3 instruments and the potential effect that a change in each unobservable input may have on the fair value measurement. There have been no significant changes to the Level 3 sensitivities during the quarter.

19.	Corporate income taxes
Tax Assessments
The Bank received reassessments totaling $1,515 million of tax and interest as a result of the Canada Revenue Agency (CRA) denying the tax deductibility of certain Canadian dividends received during the 2011-2017 taxation years. The circumstances of the dividends subject to these reassessments are similar to those prospectively addressed by tax rules introduced in 2015 and 2018. The Bank has filed a Notice of Appeal with the Tax Court of Canada against the federal reassessment in respect of its 2011 taxation year.
A subsidiary of the Bank received withholding tax assessments from the CRA in respect of certain of its securities lending transactions for its 2014-2017 taxation years totaling $470 million of tax, penalties and interest. On February 10, 2023, a further assessment of $83 million was received in respect of similar securities lending transactions for the 2018 taxation year.
In respect of both matters, the Bank is confident that its tax filing position was appropriate and in accordance with the relevant provisions of the Income Tax Act (Canada) and intends to vigorously defend its position.

Canadian Federal Tax Measures
On December 15, 2022, Bill C-32 relating to tax measures announced in the 2022 Federal Budget completed all readings in parliament and received royal assent to become law. These tax measures included the Canada Recovery Dividend (CRD) under which the Bank and certain Canadian banking subsidiaries will pay a one-time 15% tax on “taxable income” in excess of $1 billion, as well as an increase of 1.5
% to the federal corporate income tax rate on their taxable income above $
100 million. For the CRD, “taxable income” is based on the average taxable income for the 2020 and 2021 taxation years. The CRD is payable in equal amounts over five years.
The impact of these enacted tax measures has been recognized in the Bank’s financial results as at January 31, 2023. The Bank recognized income tax expense of $579 million in the Consolidated Statement of Income for the present value of the total CRD payable of approximately $640 million.
The increase in the Canadian statutory tax rate resulted in a benefit of $
39
 million related to the 2022 taxation year, including the revaluation of the Bank’s deferred tax assets and liabilities. Of this amount, $
13

million was recognized in the Consolidated Statement of Income and the remainder in Other Comprehensive Income.

Scotiabank First Quarter Report 2023

SHAREHOLDER INFORMATION

Direct Deposit Service
Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.
Dividend and Share Purchase Plan
Scotiabank’s dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.
As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. All administrative costs of the plan are paid by the Bank.
For more information on participation in the plan, please contact the transfer agent.
Dividend Dates for 2023
Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
January 4, 2023	January 27, 2023
April 4, 2023	April 26, 2023
July 5, 2023	July 27, 2023
October 3, 2023	October 27, 2023
Annual Meeting
The Annual Meeting for fiscal year 2022 will be held on April 4, 2023 beginning at 9:00 a.m. (Eastern) in Toronto, Ontario, Canada. Please visit our website at https://www.scotiabank.com/annualmeeting for updates concerning the meeting.
Website
For information relating to Scotiabank and its services, visit us at our website: www.scotiabank.com.
Conference Call and Web Broadcast
The quarterly results conference call will take place on February 28, 2023, at 8:15 am EST and is expected to last approximately one hour. Interested parties are invited to access the call live, in listen-only mode, by telephone at
416-641-6104
or toll-free, at
1-800-952-5114
using ID 7307684# (please call shortly before 8:15 am EST). In addition, an audio webcast, with accompanying slide presentation, may be accessed via the Investor Relations page of www.scotiabank.com.
Following discussion of the results by Scotiabank executives, there will be a question and answer session. A telephone replay of the conference call will be available from February 28, 2023, to April 6, 2023, by calling
905-694-9451
or
1-800-408-3053
(North America toll-free) and entering the access code 1127377#.

Contact Information
Investors:
Financial Analysts, Portfolio Managers and other Institutional Investors requiring financial information, please contact Investor Relations, Finance Department:
Scotiabank
40 Temperance Street
,

Toronto, Ontario

Canada M5H 0B4
Telephone:
(416) 775-0798
E-mail:
investor.relations@scotiabank.com
Global Communications:
Scotiabank
40 Temperance Street, Toronto, Ontario
Canada M5H 0B4
E-mail:
corporate.communications@scotiabank.com
Shareholders:
For enquiries related to changes in share registration or address, dividend information, lost share certificates, estate transfers, or to advise of duplicate mailings, please contact the Bank’s transfer agent:
Computershare Trust Company of Canada
100 University Avenue, 8th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone:
1-877-982-8767
E-mail:
service@computershare.com

Scotiabank First Quarter Report 2023

SHAREHOLDER INFORMATION

Co-Transfer
Agent (U.S.A.)
Computershare Trust Company, N.A.
Overnight Mail Delivery:
Computershare C/O: Shareholder Services
462 South 4th Street, Suite 1600
Louisville, KY 40202
First Class, Registered or Certified Mail Delivery:
Computershare C/O: Shareholder Services
P.O. Box 505000, Louisville, KY 40233-5000
Tel:
1-800-962-4284
E-mail:
service@computershare.com
For other shareholder enquiries, please contact the Corporate Secretary’s Department:
Scotiabank
40 Temperance Street
Toronto, Ontario, Canada M5H 0B4
Telephone:
(416) 866-3672
E-mail:
corporate.secretary@scotiabank.com
Rapport trimestriel disponible en français
Le Rapport annuel et les états financiers de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer Relations publiques, Affaires de la société et Affaires gouvernementales, La Banque de Nouvelle-Écosse, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible, l’étiquette d’adresse, afin que nous puissions prendre note du changement.

Scotiabank First Quarter Report 2023

The Bank of Nova Scotia is incorporated in Canada with limited liability.